     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 18, 2000


                                                      REGISTRATION NO. 333-31758
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 2 TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  VIASAT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             3663                            33-0174996
   (STATE OR OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                              6155 EL CAMINO REAL
                           CARLSBAD, CALIFORNIA 92009
                                 (760) 476-2200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                MARK D. DANKBERG
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  VIASAT, INC.
                              6155 EL CAMINO REAL
                           CARLSBAD, CALIFORNIA 92009
                                 (760) 476-2200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              THOMAS A. EDWARDS, ESQ.                           ROHAN S. WEERASINGHE, ESQ.
                 LATHAM & WATKINS                                   SHEARMAN & STERLING
             701 B STREET, SUITE 2100                              599 LEXINGTON AVENUE
         SAN DIEGO, CALIFORNIA 92101-8197                        NEW YORK, NEW YORK 10022
                  (619) 236-1234                                      (212) 848-4000

                            ------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
  As soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                          AMOUNT             PROPOSED MAXIMUM        PROPOSED MAXIMUM          AMOUNT OF
        TITLE OF SHARES                   TO BE              AGGREGATE PRICE        AGGREGATE OFFERING       REGISTRATION
        TO BE REGISTERED                REGISTERED             PER UNIT(1)               PRICE(1)                 FEE
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, $.0001 par
  value.........................        2,875,000                 $72.50               $208,437,500           $55,028(2)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

(1) Estimated in accordance with Rule 457(c) solely for purposes of computing the amount of the registration fee based on the average of the high and low prices of the common stock as reported on the Nasdaq National Market System on February 28, 2000.

(2) Previously paid.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This registration statement contains a preliminary prospectus relating to a public offering of common stock of ViaSat, Inc. in the United States and Canada together with separate preliminary prospectus pages relating to a concurrent public offering of common stock outside the United States and Canada. The complete preliminary prospectus for the U.S. offering follows immediately after this explanatory note. After the preliminary prospectus for the U.S. offering are the following alternate pages for the preliminary prospectus for the international offering: a front cover page, an "Underwriting" section and a back cover page. Each such page has been labeled "Alternate Page for International Prospectus." All other pages of the preliminary prospectus for the U.S. offering are to be used for both the U.S. offering and the international offering.

PROSPECTUS



                                2,271,500 SHARES


                                  VIASAT LOGO
                                  COMMON STOCK
                            ------------------------

     ViaSat is selling all of the shares. The U.S. underwriters are offering 1,817,200 shares in the U.S. and Canada and the international managers are offering 454,300 shares outside the U.S. and Canada.



     The shares are quoted on the Nasdaq National Market under the symbol "VSAT." On April 17, 2000, the last sale price of the shares as reported on the Nasdaq National Market was $33 1/16 per share.


     INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 8 OF THIS PROSPECTUS.
                            ------------------------


                                                              PER SHARE                 TOTAL
                                                              ---------                 -----
Public offering price.......................................   $30.00                $68,145,000
Underwriting discount.......................................    $1.65                 $3,747,975
Proceeds, before expenses, to ViaSat........................   $28.35                $64,397,025



     The U.S. underwriters may also purchase up to an additional 272,580 shares from ViaSat at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The international managers may similarly purchase up to an additional 68,145 shares from ViaSat.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


     The shares will be ready for delivery on or about April 24, 2000.


                            ------------------------

                              MERRILL LYNCH & CO.

ING BARINGS                                               C.E. UNTERBERG, TOWBIN

CIBC WORLD MARKETS                            GERARD KLAUER MATTISON & CO., INC.
                            ------------------------

                 The date of this prospectus is April 18, 2000.

INSIDE FRONT COVER:


                               COMMERCIAL BUSINESS

    The growth opportunities in satellite broadband are significant, and our pending acquisition of Scientific-Atlanta's Satellite Networks Business
                        positions us to compete in other
                    satellite communications markets as well.


[Each of the following pictures is connected by dotted lines.]

        [Picture of oil rig]
        Fixed Broadband Networks
        Easy-to-set up terminals that       [Picture of cruise ship]
        can be placed anywhere              Mobile Broadband Networks
                                            Broadband on-demand to ships at sea,
[Picture of large satellite dish]           with high speed data rates
Communication and Tracking*
Advanced ground stations
and gateways

                     [Picture of Network Operations Center]
                            Network Operations Center
                         -7/24 network services to make
                          it easy for customers to use
                            satellite communications
                              -Broadband on demand

                                       [Picture of truck-trailer]
                                       Asset and Data Tracking Systems*
                                       Low cost communications and network
                                       management for low-rate data message
                                       applications such as tracking
                                       truck-trailers or remote meter reading

[Picture of person using ATM machine]
Transaction Networks*
-VSAT networks for applications such
as ATM networks
-Point-to-multipoint architecture

                                        [Picture of open field in a
                                        rural area]
                                        Telephony Networks
                                        Toll-quality voice and fax
                                        for areas lacking wired
                                        phone infrastructure

* Product of the Satellite Networks Business

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    8
The Acquisition.............................................   19
Use of Proceeds.............................................   22
Price Range of Common Stock.................................   23
Dividend Policy.............................................   23
Capitalization..............................................   24
Selected Financial Information of ViaSat....................   25
Selected Financial Information of the Satellite Networks
  Business..................................................   26
Unaudited Pro Forma Condensed Combined Financial
  Information...............................................   28
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   34
Business....................................................   44
Management..................................................   66
Principal Stockholders......................................   69
Acquisition Agreements......................................   70
Description of ViaSat Capital Stock.........................   72
Material United States Income Tax Consequences for Non-U.S.
  Holders...................................................   75
Underwriting................................................   78
Legal Matters...............................................   80
Experts.....................................................   80
Where You Can Find Additional Information...................   81
Index to Financial Statements...............................  F-1


                            ------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell in any jurisdictions where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

     StarWire(TM) is a registered trademark of ViaSat. Skylinx(TM) and SkyRelay(TM) are registered trademarks of the Satellite Networks Business. All other brand names, trademarks and service marks appearing in this prospectus are the property of their respective holders.

                                    SUMMARY

     This summary highlights information in other sections of this prospectus. It does not contain all the information that is important to you. You should read this summary together with the more detailed information and financial statements and notes appearing elsewhere in this prospectus. You should carefully consider, among other factors, the matters discussed under "Risk Factors." All references in this prospectus to our fiscal year refer to the fiscal year ending on March 31 of the specified year. All references in this prospectus to the Satellite Networks Business' fiscal year refer to the fiscal year ending on the Friday closest to June 30 of the specified year. The terms "we," "our," "us" and "ViaSat" refer to ViaSat, Inc. unless the context suggests otherwise.

                                     VIASAT

     We are a leading provider of advanced broadband digital satellite communications and other wireless networking and signal processing equipment and services. Based on our extensive experience in complex defense communications systems, we have developed the capability to design and implement innovative communications solutions which enhance bandwidth utilization by applying our sophisticated networking and digital signal processing techniques. On January 18, 2000, we announced an agreement to acquire the satellite networks business of Scientific-Atlanta, which we refer to as the Satellite Networks Business, which will allow us to accelerate significantly the growth of our commercial business. To date, we have achieved 13 consecutive years of internally generated revenue growth and 12 consecutive years of profitability. Our goal is to leverage our advanced technology and capabilities to capture a significant share of the global satellite communications services and equipment segment of the high-growth broadband communications market. Pioneer Consulting has estimated that the global satellite broadband access services portion of this market will increase to $30 billion and 39.6 million users by 2007.

     As a result of the recent increase in use of Internet Protocol (IP) data networks, the trend towards deregulation of communications services and the globalization of business, satellite networking solutions aimed at commercial applications have experienced strong growth. Satellite networks are used to reach areas which lack terrestrial, or ground-based, infrastructure and for networks that require the wide reach and instant access available through satellite communications. A large segment of the existing demand has been met through Very Small Aperture Terminal, or VSAT, technology which enables voice and data communications networks utilizing geostationary satellites. The majority of existing VSAT networks were originally designed to meet traditional narrow-band data processing needs. Increasingly, however, customers require satellite-based solutions that enable two-way broadband connections for integrated data, video, and multimedia services.

     We excel at determining and designing the optimal technologies for use in wireless and satellite networking products. We are a leading provider of products and services based on Demand Assigned Multiple Access, or DAMA, technology which allows VSAT users to connect to satellite networks and economically share common satellite resources optimized for high-performance broadband applications. Because DAMA technology provides direct, on-demand switched satellite connections that do not have to pass through a ground-based hub station, satellite networks based on DAMA technology experience less delay, use satellite resources more efficiently than other VSAT technologies and are best suited for certain two-way broadband services. In addition, we have also developed a number of other advanced wireless networking and digital signal processing technologies such as our patented Paired Carrier Multiple Access, or PCMA, technology which allows traffic in both directions of a bi-directional communications connection to be carried simultaneously on the same frequency. A broadband system utilizing both our DAMA and PCMA technology will be able to support as many as four times the number of subscribers as competing systems. Our technology and systems engineering leadership is maintained and enhanced by our group of over 180 engineers, which will increase to approximately 310 following our acquisition of the Satellite Networks Business.

     Our internal growth to date has been driven largely by our success in meeting the need for advanced communications products for the U.S. military. By developing cost-effective communications products incorporating our advanced technologies we have continued to grow the markets for our defense products and services in an environment of shrinking defense budgets. Our current defense products include our UHF DAMA satellite communications products consisting of modems, terminals and network control systems, our advanced multifunction information distribution system, or MIDS, product line, and our simulation and test equipment which allows the testing of sophisticated airborne radio equipment without expensive flight exercises. The MIDS terminal operates as part of the Link-16 line-of-sight tactical radio system that enables real time data networking among ground and airborne military users providing an electronic overview of the battlefield. We were recently selected by the U.S. government as a new Link-16 terminal contractor and one of only three current U.S. government certified manufacturers of Link-16 MIDS terminals. The Link-16 market segment has significant technology barriers to entry, and the U.S. and international military portion of the Link-16 MIDS market is expected to total approximately 8,000 units and generate approximately $2 billion in revenues for Link-16 providers over the next five to ten years.

     We have been increasing our focus in recent years on offering satellite based communications products to address commercial market needs. Our commercial business has grown from approximately 5% of our revenues in fiscal year 1999 to approximately 22% of our revenues in the nine months ended December 31, 1999. Based on our DAMA technology and systems integration experience, we have recently won several important projects, including our $36 million contract with Science Applications International Corporation (SAIC) to provide two-way broadband on demand services in the oil field industry and our $6.9 million contract with Star Cruises Management, Ltd. to outfit its entire ship fleet for mobile broadband and telephony. To date, our principal commercial offerings have been our StarWire DAMA-based VSAT terminals, network control systems, and related network integration and network services. StarWire utilizes Internet Protocol circuits on a demand basis to provide high-speed data, video, voice and fax communications.

     While our own commercial business has been growing, we recognize the need to accelerate growth in order to participate more effectively in the anticipated growth for broadband commercial satellite communications services and products. We believe our pending acquisition of the Satellite Networks Business will give us the scale and scope to become a larger player in this market. The Satellite Networks Business, which is also a significant DAMA-based VSAT vendor, will further strengthen our position in the DAMA marketplace. The Satellite Networks Business provides additional product lines addressing the non-DAMA VSAT market, the gateway market, the asset tracking and meter reading market, and the telemetry and antenna systems market. In addition, the Satellite Networks Business brings us a larger and more experienced commercial salesforce, a significant customer base, and additional research and development and engineering capabilities. Our plan is to rapidly integrate our existing commercial activities with those of the Satellite Networks Business and to move the headquarters of our commercial business to the Satellite Networks Business facilities in Norcross, Georgia. On a combined basis, we expect that our commercial satellite business will represent over half of our total revenues.

     The purchase price of the acquisition is approximately $75.0 million in cash, subject to adjustments at closing, and warrants to purchase 50,000 shares of our common stock. As part of the acquisition, we are entering into several agreements with Scientific-Atlanta covering interim manufacturing of products, the provision of transitional services and the leasing of three facilities. As part of the integration of our commercial business with the Satellite Networks Business, we plan to achieve significant cost savings and operational efficiencies that we believe will improve the Satellite Networks Business' financial performance. See "The Acquisition" for a more detailed discussion of the acquisition. We will also be implementing initiatives over the next six to twelve months to focus on the growth opportunities available to us and the Satellite Networks Business as a result of the combination. We intend to close the Satellite Networks Business acquisition immediately following the closing of this offering.

     As part of our strategy to continue the growth of our business, we intend to:

     - capitalize on our existing technology leadership in new and emerging high growth communications markets,

     - maintain and enhance our technology leadership position,

     - provide superior customer value by designing advanced systems and lowering the total cost of network ownership,

     - emphasize strategic partnerships to accelerate market penetration, and

     - maintain our historical emphasis on operational efficiency and financial performance.

                            ------------------------

     We were incorporated in California in 1986 and reincorporated in Delaware in 1996. Our principal executive offices are located at 6155 El Camino Real, Carlsbad, California 92009 and our telephone number is (760) 476-2200.

                                  THE OFFERING


Common stock offered by ViaSat:


       U.S. offering.............    1,817,200 shares

       International offering....    454,300 shares

          Total..................    2,271,500 shares


Shares outstanding after the
offering.........................    10,447,651 shares



Use of proceeds..................    We intend to use the net proceeds of the
                                     offering, together with cash on hand if
                                     necessary, for the purchase of the
                                     Satellite Networks Business. We intend to use the remaining net proceeds, if any, for working capital and other general corporate purposes.


Risk factors.....................    See "Risk Factors" and other information
                                     included in this prospectus for a
                                     discussion of factors you should carefully consider before deciding to invest in shares of the common stock.

Nasdaq National Market symbol....    VSAT

     Unless we specifically state otherwise, all information in this prospectus does not include:


     - 340,725 shares issuable upon exercise of the underwriters' over-allotment option,


     - 1,100,805 shares subject to outstanding options with a weighted average exercise price of $16.28 per share,

     - 552,515 shares reserved for issuance under options that we may grant under our employee benefit plans, and

     - 50,000 shares reserved for issuance under warrants which will be issued to Scientific-Atlanta in connection with the acquisition of the Satellite Networks Business.

               SUMMARY HISTORICAL FINANCIAL INFORMATION OF VIASAT

     The following table provides summary financial information for us for each of the fiscal years in the three-year period ended March 31, 1999 and for the nine-month periods ended December 31, 1998 and 1999. The data as of and for each of the fiscal years in the three-year period ended March 31, 1999 have been derived from audited financial statements. The data as of and for the nine months ended December 31, 1998 and 1999 have been derived from unaudited financial statements and include, in the opinion of our management, all adjustments necessary to present fairly the data for those periods. The unaudited interim financial information should not be considered indicative of the results for the full fiscal year. You should consider the financial statement data provided below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes which are included elsewhere in this prospectus.

                                                                            NINE MONTHS ENDED
                                               YEARS ENDED MARCH 31,           DECEMBER 31,
                                           -----------------------------    ------------------
                                            1997       1998       1999       1998       1999
                                           -------    -------    -------    -------    -------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues.................................  $47,715    $64,197    $71,509    $53,269    $52,093
Cost of revenues.........................   33,102     40,899     44,182     33,461     29,760
                                           -------    -------    -------    -------    -------
  Gross profit...........................   14,613     23,298     27,327     19,808     22,333
Operating expenses:
  Selling, general and administrative....    4,752      7,862     10,093      7,246      8,226
  Independent research and development...    5,087      7,631      7,639      5,773      5,967
                                           -------    -------    -------    -------    -------
Income from operations...................    4,774      7,805      9,595      6,789      8,140
Net interest income......................      100        586        584        394        636
                                           -------    -------    -------    -------    -------
Income before income taxes...............    4,874      8,391     10,179      7,183      8,776
Provision for income taxes...............    1,702      3,104      3,883      2,760      3,160
                                           -------    -------    -------    -------    -------
Net income...............................  $ 3,172    $ 5,287    $ 6,296    $ 4,423    $ 5,616
                                           =======    =======    =======    =======    =======
Earnings per share:
  Basic..................................  $  0.66    $  0.68    $  0.79    $  0.56    $  0.69
                                           =======    =======    =======    =======    =======
  Diluted................................  $  0.48    $  0.65    $  0.77    $  0.54    $  0.66
                                           =======    =======    =======    =======    =======
Weighted average number of shares (in
  thousands):
  Basic..................................    4,810      7,801      7,977      7,961      8,094
                                           =======    =======    =======    =======    =======
  Diluted................................    6,642      8,175      8,173      8,191      8,491
                                           =======    =======    =======    =======    =======

                                                                                  AS OF
                                                  AS OF MARCH 31,              DECEMBER 31,
                                           -----------------------------    ------------------
                                            1997       1998       1999       1998       1999
                                           -------    -------    -------    -------    -------
                                                         (DOLLARS IN THOUSANDS)
                                                                               (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments............................  $12,673    $ 9,208    $20,793    $16,345    $19,159
Working capital..........................   20,406     24,276     31,298     29,285     36,829
Total assets.............................   35,674     42,793     50,016     48,858     55,173
Long-term debt, less current portion.....    1,428      1,544      1,243      1,501        504
Total stockholders' equity...............   23,619     29,610     36,847     34,689     43,093

  SUMMARY HISTORICAL FINANCIAL INFORMATION OF THE SATELLITE NETWORKS BUSINESS

     The following table provides summary financial information of the Satellite Networks Business for each of the fiscal years in the three-year period ended June 30, 1999 and for the six-month periods ended December 31, 1998 and 1999. The data as of and for each of the fiscal years in the three-year period ended June 30, 1999 have been derived from audited carve-out financial statements. The data as of and for the six months ended December 31, 1998 and 1999 have been derived from unaudited carve-out financial statements and include, in the opinion of our management based on representations made to us by Scientific-Atlanta's management, all adjustments necessary to present fairly the data for those periods. The data reflect the operations of the Satellite Networks Business prior to the acquisition and do not include any adjustments or synergies resulting from the acquisition. In addition, because the Satellite Networks Business has operated as a division of Scientific-Atlanta, its results may not reflect those that would have resulted had it operated as an independent entity or as part of ViaSat. The unaudited interim financial information should not be considered indicative of the results for the full fiscal year. You should consider the financial data provided below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes which are included elsewhere in this prospectus.

                                                                                                    SIX MONTHS ENDED
                                                                  YEARS ENDED JUNE 30,                DECEMBER 31,
                                                            ---------------------------------      ------------------
                                                              1997       1998          1999          1998      1999
                                                            --------   --------      --------      --------   -------
                                                                             (DOLLARS IN THOUSANDS)
                                                                                                      (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues..................................................  $141,736   $135,338      $ 94,891      $ 48,472   $42,440
Cost of revenues..........................................   102,763    110,947        87,863        47,926    35,833
                                                            --------   --------      --------      --------   -------
  Gross profit............................................    38,973     24,391         7,028           546     6,607
Operating expenses:
  Selling and administrative..............................    26,468     25,181        18,179        10,724     6,588
  Research and development................................    10,151     10,580         8,451         5,077     2,938
  Restructuring charges...................................        --      3,407            --            --        --
                                                            --------   --------      --------      --------   -------
Income (loss) before income taxes.........................     2,354    (14,777)      (19,602)      (15,255)   (2,919)
Provision (benefit) for income taxes......................       706     (4,455)           --            --        --
                                                            --------   --------      --------      --------   -------
Net income (loss)(1)......................................  $  1,648   $(10,322)(2)  $(19,602)(3)  $(15,255)  $(2,919)
                                                            ========   ========      ========      ========   =======

                                                                     AS OF JUNE 30,            AS OF DECEMBER 31,
                                                              -----------------------------    ------------------
                                                               1997       1998       1999       1998       1999
                                                              -------    -------    -------    -------    -------
                                                                            (DOLLARS IN THOUSANDS)
                                                                                                  (UNAUDITED)
BALANCE SHEET DATA:
Working capital.............................................  $55,653    $39,437    $37,455    $39,538    $33,827
Total assets................................................   96,473     67,501     72,223     67,284     65,146
Total Satellite Networks Business unit equity...............   62,274     47,491     50,321     47,754     44,673

---------------
(1) Results for all fiscal years include allocations from Scientific-Atlanta corporate offices for business services such as accounting, information services, communications, human resources, facility, security and others; manufacturing overhead and management staff costs; and costs of Scientific-Atlanta's executive, legal, financial reporting and other corporate costs. ViaSat is entering into agreements with Scientific-Atlanta for the transition period for services needed to establish the Satellite Networks Business as a separate entity, including a manufacturing agreement which provides for product manufacturing for satellite telecommunications and data tracking communicators at a discount of 30% from Scientific-Atlanta's standard cost. ViaSat management believes that the cost of this manufacturing agreement approximates the cost at which ViaSat could procure the inventory from contract manufacturers.

(2) Losses during fiscal year 1998 included restructuring costs of $3.4 million consisting of $1.5 million for severance, a $1.5 million write-off of goodwill from the acquisition of Advanced Communications Engineering, Inc. in 1988 and $385,000 of costs related to relocation of the network operations center (NOC) from Melbourne, Florida. In addition, an $11.5 million charge was recorded related to excess and obsolete inventory as a result of the consolidation of operations and the discontinuance of certain product models.

(3) Losses during fiscal year 1999 included costs of $5.6 million, consisting of $2.1 million of relocation costs for moving employees from Melbourne, Florida, $2.1 million of additional program reserves resulting from project management's reassessment of estimates to complete certain contracts, and a $1.4 million charge to reduce inventory based on the declining demand in international markets. In addition, there were continuing costs in 1999 related to a 185 person reduction in workforce and a downsizing of the sales and marketing organization, especially in Latin America and Asia, in 1998. The Satellite Networks Business did not realize savings from this downsizing until the third quarter, although sales were substantially lower in the first and second quarters.

           SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The summary unaudited pro forma condensed combined financial information has been prepared by ViaSat's management and gives pro forma effect to the completion of the acquisition of the Satellite Networks Business and the application of the proceeds from this offering as if they occurred on April 1, 1998 for income statement purposes and December 31, 1999 for balance sheet purposes.

     The pro forma information has been prepared from, and should be read in conjunction with, our financial statements and accompanying notes, and the financial statements and accompanying notes of the Satellite Networks Business, included elsewhere in this prospectus. The pro forma information is presented for illustrative purposes only and does not purport to represent what actual results of operations or financial position would have been had the acquisition of the Satellite Networks Business occurred on the dates assumed, nor is it necessarily indicative of our future operating results or combined financial position. The information reflects the operations of the Satellite Networks Business prior to the acquisition. ViaSat expects to reduce costs of the Satellite Networks Business after the acquisition by implementing a combination of contract manufacturing, rigorous quality control measures, tighter tracking of project costs and a reduction of corporate overhead allocations. The pro forma financial information does not reflect (1) the effects of these anticipated post-acquisition cost savings or restructuring efficiencies or (2) any interest income attributable to the net cash proceeds of this offering not utilized for the acquisition. For more information on the assumptions made in preparing this pro forma financial information, see "Unaudited Pro Forma Condensed Combined Financial Information."

                                                                YEAR ENDED      NINE MONTHS ENDED
                                                              MARCH 31, 1999    DECEMBER 31, 1999
                                                              --------------    -----------------
                                                                    (DOLLARS IN THOUSANDS,
                                                                    EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues....................................................   $   166,400         $   116,973
Cost of revenues............................................       132,045              85,702
                                                               -----------         -----------
  Gross profit..............................................        34,355              31,271
Selling, general and administrative.........................        30,542              20,282
Independent research and development........................        16,090              10,731
                                                               -----------         -----------
Total operating expenses....................................        46,632              31,013
Net interest income.........................................           584                 636
                                                               -----------         -----------
Income (loss) before income taxes...........................       (11,693)                894
Provision (benefit) for income taxes........................        (4,443)                340
                                                               -----------         -----------
Net income (loss)...........................................   $    (7,250)        $       554
                                                               ===========         ===========
Earnings (loss) per share:
  Basic.....................................................   $      (.71)        $       .05
                                                               ===========         ===========
  Diluted...................................................   $      (.71)        $       .05
                                                               ===========         ===========
Weighted average number of shares:
  Basic.....................................................    10,248,348          10,365,781
                                                               ===========         ===========
  Diluted...................................................    10,248,348          10,762,286
                                                               ===========         ===========


                                                                    AS OF
                                                              DECEMBER 31, 1999
                                                              -----------------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........      $ 20,546
Working capital.............................................        67,895
Total assets................................................       134,992
Long-term liabilities.......................................         3,645
Total stockholders' equity..................................       107,705

                                  RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information in this prospectus, before purchasing shares of our common stock.

      RISKS RELATED TO THE ACQUISITION OF THE SATELLITE NETWORKS BUSINESS

IF WE FAIL TO COMPLETE THE ACQUISITION OF THE SATELLITE NETWORKS BUSINESS, WE WILL NOT RECOGNIZE SOME OF THE BENEFITS WE DESCRIBE IN THIS PROSPECTUS

     Although we have entered into an asset purchase agreement with Scientific-Atlanta to purchase the Satellite Networks Business, we have not completed the transaction. The asset purchase agreement contains a number of conditions that must be satisfied before we can complete the transaction. While we anticipate closing the acquisition immediately after the closing of this offering, we cannot guarantee when, or whether, the acquisition will be completed. The acquisition is subject to a number of important conditions, including receipt or waiver of all necessary material consents from third parties and absence of any material changes in the condition of the Satellite Networks Business. If these conditions are not met, the acquisition of the Satellite Networks Business may not be completed. This offering is not contingent or in any way dependent on the acquisition of the Satellite Networks Business. If the acquisition is not completed, the net proceeds from this offering will be used in the discretion of our management for working capital and other general corporate purposes. If we are unable to complete the acquisition, it could materially harm our business and impair the value of our common stock.

ANY FAILURE TO SUCCESSFULLY INTEGRATE THE SATELLITE NETWORKS BUSINESS WITH OUR BUSINESS MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

     Our future performance will depend in part on whether we can integrate our operations with the operations of the Satellite Networks Business in an effective and efficient manner. Integrating our operations with the Satellite Networks Business will be a complex, time consuming and expensive process. The acquisition creates risks such as:

     - disruption of our ongoing business,

     - difficulty assimilating the operations, including financial and accounting functions, sales and marketing procedures, technology and other corporate administrative functions of the combined operations,

     - difficulty in converting the Satellite Networks Business' current business information system to our system,

     - difficulty maintaining relationships with present and potential customers, distributors and suppliers of the Satellite Networks Business due to uncertainties regarding service, production quality and prices,

     - diversion of attention of our senior management team from existing operations and other potential business opportunities, and

     - problems hiring and retaining key employees who were previously employed by Scientific-Atlanta in the Satellite Networks Business.

We cannot guarantee that we will successfully integrate our operations with the operations of the Satellite Networks Business. If we are unable to address any of the risks described above, it could materially harm our business and impair the value of our common stock.

THE SATELLITE NETWORKS BUSINESS HAS A HISTORY OF LOSSES AND MAY CONTINUE TO EXPERIENCE LOSSES IN THE FUTURE

     Since its fiscal year 1998, the Satellite Networks Business has incurred substantial net losses. In its fiscal year 1999, the Satellite Networks Business incurred a net loss of approximately $19.6 million. Although we believe that, as part of the integration of our commercial business with the Satellite Networks Business, we can implement cost savings and operational efficiencies that will improve the Satellite Networks Business' financial performance, we cannot assure you that the Satellite Networks Business will become profitable in the foreseeable future, if at all. If the Satellite Networks Business fails to achieve profitability, that failure could materially harm our business and impair the value of our common stock.

THE ACQUISITION OF THE SATELLITE NETWORKS BUSINESS WILL RESULT IN COSTS OF INTEGRATION AND ACQUISITION EXPENSES THAT COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS

     If the benefits of the acquisition of the Satellite Networks Business do not exceed the costs associated with the acquisition, our financial results could be adversely affected. We estimate that, in addition to the cash purchase price of approximately $75.0 million, subject to closing adjustments, we will incur costs of approximately $3.7 million associated with the acquisition, of which $2.0 million will be reimbursed by Scientific-Atlanta. A portion of the costs in excess of the purchase price will likely be associated with integrating our operations with the operations of the Satellite Networks Business, including the elimination of duplicative operations and consolidation of administrative, financial and accounting functions, sales and marketing operations, support and research and development activities. Actual costs may substantially exceed our estimates. In addition, unanticipated expenses associated with integrating the Satellite Networks Business into our business may arise.

WE FACE RISKS FROM OUR OPERATION OF THE SATELLITE NETWORKS BUSINESS

     Although the Satellite Networks Business has historically been operated as a separate division of Scientific-Atlanta, the Satellite Networks Business has neither been operated as a stand-alone business nor conducted without the benefit of the financial resources or trade name of Scientific-Atlanta. Under the asset purchase agreement, we will be entitled to use Scientific-Atlanta trademarks for products made or distributed by the Satellite Networks Business for a period of six months after the closing, as more fully described in "Acquisition Agreements." However, we cannot assure you that we will not encounter financial, managerial or other difficulties as a result of operating the Satellite Networks Business independent of the resources provided by Scientific-Atlanta. If we are unable to successfully address any of the foregoing risks, it could materially harm our business and impair the value of our common stock.

WE FACE RISKS ASSOCIATED WITH OUR ACQUISITION AGREEMENT WITH SCIENTIFIC-ATLANTA

     In connection with the acquisition of the Satellite Networks Business, we entered into an asset purchase agreement and will enter a series of related agreements with Scientific-Atlanta. The acquisition agreement contemplates post-closing adjustments to the purchase price which may require us to pay additional amounts to Scientific-Atlanta after the closing or may require Scientific-Atlanta to pay additional amounts to us. In addition, we and Scientific-Atlanta will have additional payment obligations, including indemnification obligations, under both the acquisition agreement and the related agreements. If our payment obligations significantly increase, or if Scientific-Atlanta fails or delays in making its required payments, it could materially harm our business and impair the value of our common stock.

WE FACE RISKS FROM CHANGES IN THE ALLOCATION OF THE PURCHASE PRICE OF THE SATELLITE NETWORKS BUSINESS

     The acquisition of the Satellite Networks Business will be accounted for by the purchase method of accounting. Under purchase accounting, the total purchase price will be allocated to the tangible and intangible assets and liabilities of the Satellite Networks Business based upon their respective fair values as of the closing of the acquisition based on valuations and other studies which are not yet available. A preliminary allocation of the purchase price has been made to categories of assets and liabilities in the pro forma financial statements based on available information. These pro forma adjustments represent our management's preliminary determination of purchase accounting adjustments and are based on available information and assumptions that we believe to be reasonable. The actual allocation of purchase price and the resulting effect on income from operations may differ significantly from the pro forma amounts included in this prospectus. If these final amounts differ significantly, it could adversely affect our results of operations for that period. In addition, we have not made a final determination as to the value of the Satellite Networks Business' in-process research and development, if any. To the extent that a portion of the purchase price would be allocated to in-process research and development, generally accepted accounting principles would require that this amount be written off as a one-time charge to operations. Consequently, the amounts reflected in the pro forma financial statements are subject to change, and the final amounts may differ significantly.

                         RISKS RELATED TO OUR BUSINESS

OUR RELIANCE ON U.S. GOVERNMENT CONTRACTS COULD HARM OUR BUSINESS

     Approximately 92% of our revenues for fiscal year 1999 and approximately 71% of our revenues for the nine-month period ended December 31, 1999 were derived from U.S. government applications. On a combined basis with the Satellite Networks Business, approximately 38% of our revenues for our fiscal year 1999 and approximately 31% of our revenues for the nine-month period ended December 31, 1999 would have been derived from U.S. government applications. While the acquisition of the Satellite Networks Business will substantially reduce our dependence on U.S. government business in the near term, such business will continue to represent a significant portion of our revenues for the foreseeable future. U.S. government business exposes us to various risks, including:

     - unpredictable contract or project terminations,

     - reductions in government funds available for our projects due to government policy changes, budget cuts and contract adjustments,

     - penalties arising from post-award contract audits,

     - cost audits in which the value of our contracts may be reduced,

     - higher-than-expected final costs, particularly relating to software and hardware development, for work performed under contracts where we commit to specified deliveries for a fixed price,

     - limited profitability from cost-reimbursement contracts under which the amount of profit is limited to a specified amount, and

     - unpredictable cash collections of unbilled receivables that may be subject to acceptance of contract deliverables by the customer and contract close-out procedures, including government approval of final indirect rates.

In addition, substantially all of our U.S. government backlog scheduled for delivery can be terminated at the convenience of the U.S. government since orders are often placed well before delivery, and our contracts typically provide that orders may be terminated with limited or no penalties. If we are unable to address any of the risks described above, it could materially harm our business and impair the value of our common stock.

OUR SUCCESS DEPENDS ON OUR ABILITY TO GROW OUR COMMERCIAL BUSINESS

     To date, our internal growth has been driven largely by our success in meeting the need for advanced communications products for the U.S. military. We have been increasing our focus in recent years on offering satellite-based communications products to address commercial market needs. We believe our pending acquisition of the Satellite Networks Business gives us the scale and scope to become a larger player in this market. Our goal is to leverage our advanced technology and capabilities to capture a significant share of the global satellite services and equipment segment of the high-growth broadband communications market. However, we cannot assure you that we will be able to grow our commercial satellite communications business or that we will be able to compete effectively in the commercial market in the future. If we are unable to grow our commercial business or compete effectively in the commercial market in the future, it could materially harm our business and impair the value of our common stock.

A SIGNIFICANT PORTION OF OUR REVENUE IS DERIVED FROM A FEW OF OUR CONTRACTS

     A small number of our contracts account for a significant percentage of our revenues. Historically, our largest revenue producing contracts have been U.S. government contracts related to our UHF DAMA technology, which generated approximately 51% of our revenues for our fiscal year 1999 and 38% of our revenues for the nine-month period ended December 31, 1999. Our five largest contracts generated approximately 61% of our revenues for fiscal year 1999 and 50% of our revenues for the nine-month period ended December 31, 1999. On a combined basis with the Satellite Networks Business, our five largest contracts would have generated approximately 31% of our revenues for fiscal year 1999. Termination or disruption of these contracts, or our inability to renew or replace these contracts when they expire, could materially harm our business and impair the value of our common stock.

OUR SUCCESS DEPENDS UPON THE DEVELOPMENT OF NEW SATELLITE AND OTHER WIRELESS COMMUNICATIONS PRODUCTS AND OUR ABILITY TO GAIN ACCEPTANCE OF THESE PRODUCTS

     The wireless communications market in general, and the satellite communications market in particular, are subject to rapid technological change, frequent new and enhanced product introductions, product obsolescence and changes in user requirements. Our ability to compete successfully in these markets depends on our success in applying our expertise and technology to existing and emerging satellite and other wireless communications markets. Our ability to compete in these markets also depends in large part on our ability to successfully develop, introduce and sell new products and enhancements on a timely and cost-effective basis that respond to ever changing customer requirements. Our ability to successfully introduce new products depends on several factors, including:

     - successful integration of various elements of our complex technologies and system architectures,

     - timely completion and introduction of new product designs,

     - achievement of acceptable product costs,

     - timely and efficient implementation of our manufacturing and assembly processes and cost reduction efforts,

     - establishment of close working relationships with major customers for the design of their new wireless communications systems incorporating our products,

     - development of competitive products by competitors, and

     - market acceptance of our new products.

We cannot assure you that our product development efforts for communications products will be successful or that any of our new products we develop will achieve market acceptance. We may experience difficulties that could delay or prevent us from successfully selecting, developing, manufacturing or marketing new products or enhancements. We cannot assure you that defects will not be found in our products after we begin deliveries, which could result in the delay or loss of market acceptance. If we are unable to design, manufacture, integrate, and market profitable new products for existing or emerging communications markets, it could materially harm our business and impair the price of our common stock.

OUR SUCCESS DEPENDS UPON THE GROWTH OF COMMERCIAL WIRELESS COMMUNICATIONS
MARKETS

     A number of the commercial markets for our products in the wireless communications area, including our DAMA products, have only recently developed. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. If the markets for commercial wireless communications products fail to grow, or grow more slowly than anticipated, our business could be materially harmed. Conversely, to the extent that growth in these markets results in capacity limitations in the wireless communications area, it could materially harm our business and impair the price of our common stock.

WE DEPEND HEAVILY ON THE VSAT MARKET

     We derived approximately 5% of our product revenues for fiscal year 1999 and approximately 22% of our product revenues for the nine months ended December 31, 1999 from sales of VSAT communications networks. On a combined basis with the Satellite Networks Business, we would have derived approximately 39% of our product revenues for our fiscal year 1999 and approximately 42% of our product revenues for the nine months ended December 31, 1999 from sales of VSAT communications networks. While the market for VSAT communications networks and services has grown steadily since its inception in the mid-1980's, this market may not continue to grow or VSAT technology may be replaced by an alternative technology. A significant decline in this market or the replacement of VSAT technology by an alternative technology could materially harm our business and impair the value of our common stock.

ANY FAILURE BY US TO EFFICIENTLY AND EFFECTIVELY MANAGE OUR GROWTH COULD ADVERSELY AFFECT OUR BUSINESS

     Future expansion of our business may place strains on our personnel, financial and other resources. In order to successfully manage our growth we must identify, attract, motivate, train and retain highly skilled managerial, financial, engineering, business development, sales and marketing and other personnel. Competition for these types of personnel is intense. If we fail to efficiently manage our growth and compete for these types of personnel, it could adversely affect the quality of our services and, in turn, materially harm our business and impair the price of our common stock.

IF THE SELLING PRICES OF OUR PRODUCTS DECREASE, IT COULD MATERIALLY HARM OUR BUSINESS

     The average selling prices of wireless communications products historically decline over product life cycles. In particular, we expect the average selling prices of our products to decline as a result of competitive pricing pressures and customers who negotiate discounts based on large unit volumes. We also expect that competition in this industry will continue to increase. To offset these price decreases, we intend to rely primarily on obtaining yield improvements and corresponding cost reductions in the manufacturing process of existing products and on the introduction of new products with advanced features that can be sold at higher prices. However, we cannot assure you that we will be able to obtain any yield improvements or cost reductions or introduce any new products in the future. To the extent that we do not reduce costs or introduce new products in a timely manner, or our customers' products do not achieve market acceptance, it could materially harm our business and impair the value of our common stock.

OUR DEVELOPMENT CONTRACTS MAY BE DIFFICULT FOR US TO COMPLY WITH AND MAY EXPOSE US TO DAMAGES

     The wireless communications industry is characterized by rapid technological change. We are often party to government and commercial contracts that involve the development of new products. We derived 57% of our revenues for fiscal year 1999 and 44% of our revenues for the nine months ended December 31, 1999 from these development contracts. These contracts typically contain strict performance obligations and project milestones. We cannot assure you that we will comply with these performance obligations or meet these project milestones. If we are unable to comply with these performance obligations or meet these milestones, our customers may terminate these contracts and, under some circumstances, recover damages or other penalties from us. We are not currently, nor have we always been, in compliance with all outstanding performance obligations and project milestones. In the past, when we have not complied with the performance obligations or project milestones in a contract, generally, the other party has not elected to terminate the contract or seek damages from us. However, we cannot assure you that in the future other parties will not terminate their contracts or seek damages from us. If other parties elect to terminate their contracts or seek damages from us, it could materially harm our business and impair the value of our common stock.

WE MAY EXPERIENCE LOSSES FROM OUR FIXED-PRICE CONTRACTS

     Approximately 80% of our revenues for fiscal year 1999 and 79% of our revenues for the nine-month period ended December 31, 1999 were derived from contracts with fixed prices. On a combined basis with the Satellite Networks Business, approximately 92% of our revenues for our fiscal year 1999 and 91% of our revenues for the nine-month period ended December 31, 1999 would have been derived from contracts with fixed prices. We assume greater financial risk on fixed-price contracts than on other types of contracts since if we do not anticipate technical problems, estimate costs accurately or control costs during performance of a fixed-price contract, it may significantly reduce our net profit or cause a loss on the contract. We believe that an increasing percentage of our contracts will be at fixed prices in the future. Although we believe that we adequately estimate costs for fixed-price contracts, we cannot assure you that our estimates will be adequate or that substantial losses on fixed-price contracts will not occur in the future. If we are unable to address any of the risks described above, it could materially harm our business and impair the value of our common stock.

WE EXPECT TO INCREASE OUR RESEARCH AND DEVELOPMENT COSTS WHICH COULD SIGNIFICANTLY REDUCE OUR PROFITABILITY

     Our future growth depends on penetrating new markets, adapting existing satellite communications products to new applications, and introducing new communications products that achieve market acceptance. Accordingly, we are actively applying our communications expertise to design and develop new hardware and software products and enhance existing products. We expended $7.6 million in our fiscal year 1999 and $6.0 million in the nine-month period ended December 31, 1999 on research and development activities. In addition, the Satellite Networks Business expended $8.5 million in its fiscal year 1999 and $2.9 million in the six-month period ended December 31, 1999 on research and development activities. We intend to utilize a portion of the net proceeds of this offering as well as other available funds to increase our research and development efforts. Since we account for research and development as an operating expense, these expenditures will adversely affect our earnings in the near future. Additionally, even if adequately funded, our research and development program may not produce successful results, which could materially harm our business and impair the value of our common stock.

OUR RELIANCE ON A LIMITED NUMBER OF THIRD PARTIES TO MANUFACTURE OUR PRODUCTS EXPOSES US TO VARIOUS RISKS

     Our internal manufacturing capacity is limited and we do not intend to expand that capability in the foreseeable future. We rely on a limited number of contract manufacturers to produce our products and expect to rely increasingly on these manufacturers in the future. Some components, subassemblies and services necessary for the manufacture of our products are obtained from a sole supplier or a limited group of suppliers. In particular, Texas Instruments is a sole source supplier of digital signal processing chips, which are critical components in substantially all of our products. In addition, following the acquisition of the Satellite Networks Business, we plan to increase our reliance on contract manufacturing by engaging additional contract manufacturers to produce the products that are currently being manufactured by the Satellite Networks Business.

     Our reliance on contract manufacturers and on sole suppliers or a limited group of suppliers involves several risks. We may not be able to obtain an adequate supply of required components, and our control over the price, timely delivery, reliability and quality of finished products may be reduced. The process of manufacturing our products and some of our components and subassemblies is extremely complex, and we have in the past experienced and may in the future experience delays in the delivery of and quality problems with products and components and subassemblies from vendors. Some of the suppliers that we rely upon have relatively limited financial and other resources. If we are not able to obtain timely deliveries of components and subassemblies of acceptable quality or if we are otherwise required to seek alternative sources of supply, or to manufacture our finished products or components and subassemblies internally, it could delay or prevent us from delivering our systems promptly and at high quality. This failure could damage relationships with current or prospective customers, which, in turn, could materially harm our business and impair the value of our common stock.

THE MARKETS WE SERVE ARE HIGHLY COMPETITIVE AND OUR COMPETITORS MAY HAVE GREATER RESOURCES THAN US

     The wireless communications industry generally is highly competitive and competition is increasing. In addition, because our industry is evolving and characterized by rapid technological change, it is difficult for us to predict whether, when and by whom new competing technologies, products or services may be introduced into our markets. Currently, we face substantial competition from domestic and international wireless and ground-based communications service providers in the commercial and government industries. In the commercial industry, our major competitors include Hughes Network Systems and Gilat Satellite Networks Ltd., which have captured a substantial portion of the overall VSAT market over the past several years. In the government industry, our major competitors include The Titan Corporation and Rockwell International Corporation. Many of our competitors and potential competitors have significant competitive advantages, including strong customer relationships, more experience with regulatory compliance, greater financial and management resources, and control over central communications networks. In addition, some of our customers continuously evaluate whether to develop and manufacture their own products and could elect to compete with us at any time. Increased competition from any of these or other entities could materially harm our business and impair the value of our common stock.

WE DEPEND ON A LIMITED NUMBER OF KEY EMPLOYEES WHO WOULD BE DIFFICULT TO REPLACE

     We depend on a limited number of key technical, marketing and management personnel to manage and operate our business. In particular, we believe that our success depends to a significant degree on our ability to attract and retain highly skilled personnel, including our President and Chief Executive Officer, Mark D. Dankberg, and those highly skilled design, process and test engineers involved in the manufacture of existing products and the development of new products and processes. The competition for these types of personnel is intense, and the loss of key employees could materially harm our business and impair the value of our common stock. We do not have employment agreements with any of our officers. We have obtained a key person insurance policy on the life of Mr. Dankberg.

OUR ABILITY TO PROTECT OUR PROPRIETARY TECHNOLOGY IS LIMITED AND INFRINGEMENT CLAIMS AGAINST US COULD RESTRICT OUR ABILITY TO CONDUCT BUSINESS

     Our success depends significantly on our ability to protect our proprietary rights to the technologies we use in our products and services. If we are unable to protect our proprietary rights adequately, our competitors could use the intellectual property that we have developed to enhance their own products and services, which could materially harm our business and impair the value of our common stock. We currently rely on a combination of patents, trade secret laws, copyrights, trademarks, service marks and contractual rights to protect our intellectual property. We cannot assure you that the steps we have taken to protect our proprietary rights will be adequate. Additionally, the laws of some foreign countries in which our products are or may be sold do not protect our intellectual property rights to the same extent as do the laws of the United States.

     Litigation may be necessary to protect our intellectual property rights and trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. We cannot assure you that infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will not be asserted against us in the future. If any claims or actions are asserted against us, we may seek to obtain a license under a third party's intellectual property rights. We cannot assure you, however, that a license will be available under reasonable terms or at all. Litigation of intellectual property claims could be extremely expensive and time consuming, which could materially harm our business, regardless of the outcome of the litigation. If our products are found to infringe upon the rights of third parties, we may be forced to incur substantial costs to develop alternative products. We cannot assure you that we would be able to develop alternative products or that if these alternative products were developed, they would perform as required or be accepted in the applicable markets. If we are unable to address any of the risks described above, it could materially harm our business and impair the value of our common stock.

ADVERSE REGULATORY CHANGES COULD IMPAIR OUR ABILITY TO SELL PRODUCTS

     Our products are incorporated into wireless communications systems that must comply with various government regulations. Regulatory changes, including changes in the allocation of available frequency spectrum and in the military standards and specifications which define the current satellite networking environment, could materially harm our business by (1) restricting development efforts by us and our customers, (2) making our current products less attractive or obsolete, or (3) increasing the opportunity for additional competition. Changes in, or our failure to comply with, applicable regulations could materially harm our business and impair the value of our common stock. In addition, the increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for these products and services, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this government approval process have caused and may continue to cause our customers to cancel, postpone or reschedule their installation of communications systems. This, in turn, may have a material adverse effect on our sales of products to our customers.

BECAUSE WE CONDUCT BUSINESS INTERNATIONALLY, WE FACE ADDITIONAL RISKS RELATED TO GLOBAL POLITICAL AND ECONOMIC CONDITIONS AND CURRENCY FLUCTUATIONS

     We anticipate that international sales will account for an increasing percentage of our revenues over the next several years. In addition, international sales represent a significant portion of the Satellite Networks Business' revenues. Many of these international sales may be denominated in foreign currencies. Since we do not currently engage in nor do we currently anticipate engaging in foreign currency hedging transactions, a decrease in the value of foreign currencies relative to the U.S. dollar could result in losses from transactions denominated in foreign currencies. This decrease in value could make our products less price-competitive.

     There are additional risks in conducting business internationally, including:

     - unexpected changes in regulatory requirements,

     - increased cost of localizing systems in foreign countries,

     - increased sales and marketing and research and development expenses,

     - availability of suitable export financing,

     - timing and availability of export licenses,

     - tariffs and other trade barriers,

     - political and economic instability,

     - challenges in staffing and managing foreign operations,

     - difficulties in managing distributors,

     - potentially adverse tax consequences, and

     - potential difficulty in collecting accounts receivable.

In addition, some of our customer purchase agreements are governed by foreign laws, which may differ significantly from U.S. laws. Therefore, we may be limited in our ability to enforce our rights under these agreements and to collect damages, if awarded. If we are unable to address any of the risks described above, it could materially harm our business and impair the value of our common stock.

OUR OPERATING RESULTS HAVE VARIED SIGNIFICANTLY FROM QUARTER TO QUARTER IN THE PAST AND, IF THEY CONTINUE TO DO SO, THE MARKET PRICE OF OUR COMMON STOCK COULD BE IMPAIRED

     Our operating results have varied significantly from quarter to quarter in the past and may continue to do so in the future. As a result, we believe that period-to-period comparisons of our revenues are not necessarily meaningful and you should not rely upon them as indicators of future performance. It is likely that in one or more future quarters our results may fall below the expectations of analysts and investors. In this event, the trading price of our common stock would likely decrease. The factors that cause our quarter-to-quarter operating results to be unpredictable include:

     - a complex and lengthy procurement process for most of our customers or potential customers,

     - the difficulty in estimating costs over the life of a contract, which may require adjustment in future periods,

     - the timing, quantity and mix of products and services sold,

     - price discounts given to some customers,

     - market acceptance and the timing of availability of our new products,

     - the timing of customer payments for significant contracts,

     - the failure to receive an expected order or a deferral of an order to a later period, and

     - general economic and political conditions.

If we are unable to address any of the risks described above, it could materially harm our business and impair the value of our common stock.

WE FACE POTENTIAL PRODUCT LIABILITY CLAIMS

     We may be exposed to legal claims relating to the products we sell or the services we provide. Our agreements with our customers generally contain terms designed to limit our exposure to potential product liability claims. We also maintain a product liability insurance policy for our business, and intend to extend the policy to cover the Satellite Networks Business. However, our insurance may not cover all relevant claims or may not provide sufficient coverage. To date, we have not experienced any material product liability claims. If our insurance coverage does not cover all costs resulting from future product liability claims, it could materially harm our business and impair the value of our common stock.

THE LOSS OF SMALL BUSINESS INNOVATION RESEARCH FUNDING STATUS COULD HARM OUR BUSINESS

     We have benefited and continue to benefit from the Small Business Innovation Research program, known as SBIR, through which the government provides research and development funding for companies with fewer than 500 employees. As we have grown, our reliance on SBIR funding for research and development has significantly decreased. We expect to lose our SBIR funding status following the acquisition of the Satellite Networks Business due to the increased size of the combined entity. We cannot assure you that our loss of SBIR funding status will not materially harm our business.

OUR EXECUTIVE OFFICERS AND DIRECTORS OWN A LARGE PERCENTAGE OF OUR COMMON STOCK AND EXERT SIGNIFICANT INFLUENCE OVER MATTERS REQUIRING STOCKHOLDER APPROVAL


     As of March 27, 2000 our executive officers and directors and their affiliates beneficially owned an aggregate of approximately 32.9% of our common stock, and they will own an aggregate of approximately 25.9% of our common stock immediately following this offering. Accordingly, these stockholders may be able to significantly influence the board of directors and the outcome of corporate actions requiring stockholder approval, such as mergers and acquisitions. These stockholders may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders. This ownership interest could also have the effect of delaying or preventing a change in control.

WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS THAT COULD PREVENT AN ACQUISITION OF OUR BUSINESS AT A PREMIUM PRICE

     Some of the provisions of our certificate of incorporation and bylaws could discourage, delay or prevent an acquisition of our business at a premium price. These provisions:

     - permit the board of directors to increase its own size and fill the resulting vacancies,

     - provide for a board comprised of three classes of directors with each class serving a staggered three year term,

     - authorize the issuance of preferred stock in one or more series, and

     - prohibit stockholder action by written consent.

In addition, Section 203 of the Delaware General Corporation Law also imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

YEAR 2000 PROBLEMS COULD DISRUPT OUR BUSINESS

     Many software programs may not recognize calendar dates beginning in the Year 2000. This problem could cause computers or machines that utilize date dependent software to either shut down or provide incorrect information. As of the date of this prospectus, we have not experienced any material Year 2000 problems. However, if we, any other company that we conduct business with, or the U.S. government fails to mitigate internal and external Year 2000 risks, we may temporarily be unable to engage in business activities, which could materially harm our business and impair the value of our common stock.

                         RISKS RELATED TO THIS OFFERING

WE EXPECT OUR STOCK PRICE TO BE VOLATILE

     The market price of our common stock has been volatile in the past. For example, since January 1, 1999, the market price for our common stock has ranged from $7.00 to $105.00. Trading prices may continue to fluctuate in response to a number of events and factors, including the following:

     - quarterly variations in operating results and announcements of innovations,

     - new products, services and strategic developments by us or our competitors,

     - developments in our relationships with our customers, distributors and suppliers,

     - regulatory developments,

     - changes in our revenues, expense levels or profitability,

     - changes in financial estimates and recommendations by securities analysts,

     - failure to meet the expectations of securities analysts,

     - changes in the wireless communications industry, and

     - changes in the economy.

Any of these events may cause the market price of our common stock to fall. In addition, the stock market in general and the market prices for technology companies in particular have experienced significant volatility that often has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance.

SALES OF SHARES ELIGIBLE FOR FUTURE SALE COULD IMPAIR OUR STOCK PRICE

     The market price of our common stock could drop due to sales of large numbers of shares of our common stock or the perception that these sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock. In addition, our employees hold a significant number of options to purchase shares of our common stock, many of which are presently exercisable. Many employees may exercise their options and sell shares shortly after these options become exercisable, particularly if they need to raise funds to pay for the exercise of the options or to satisfy tax liabilities that they may incur in connection with exercising their options. As of March 27, 2000, 8,176,151 shares of our common stock were outstanding, and 1,703,320 additional shares of our common stock were reserved for issuance as follows:

     - 1,100,805 shares reserved for issuance upon exercise of outstanding options to purchase our common stock which have been granted to employees, directors, officers and consultants under our employee benefit plans,

     - 552,515 shares reserved for future issuance to employees, directors, officers and consultants under our employee benefit plans, and

     - 50,000 shares reserved for issuance under warrants to be issued to Scientific-Atlanta in connection with the acquisition of the Satellite Networks Business.

The issuance of these additional shares will reduce your percentage ownership of our common stock.

OUR MANAGEMENT WILL HAVE SUBSTANTIAL DISCRETION OVER THE USE OF PROCEEDS FROM THIS OFFERING AND MAY NOT APPLY THEM EFFECTIVELY


     Management will have significant flexibility in applying the net proceeds of this offering and may apply the proceeds in ways with which you do not agree. Although we plan to use the net proceeds to purchase the Satellite Networks Business from Scientific-Atlanta, we cannot assure you that the acquisition will be completed. If not completed, we will have no specified use for a large amount of funds. The failure of management to apply these funds effectively could materially harm our business and impair the value of our common stock.


OUR FORWARD-LOOKING STATEMENTS ARE SPECULATIVE AND MAY PROVE TO BE WRONG

     Some of the information under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus are forward-looking statements. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors, including the factors discussed in this "Risk Factors" section of the prospectus, that could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

                                THE ACQUISITION

OVERVIEW


     On January 18, 2000, we signed an asset purchase agreement with Scientific-Atlanta to purchase the Satellite Networks Business. The aggregate purchase price for the Satellite Networks Business is approximately $75.0 million in cash plus warrants to purchase 50,000 shares of our common stock. The purchase price is subject to various closing adjustments, including an adjustment based on the net worth of the Satellite Networks Business on the closing date. The closing of the acquisition is subject to a number of conditions. We anticipate that the closing will occur immediately following the closing of this offering. We intend to fund the acquisition primarily through the proceeds from this offering, together with cash on hand if necessary. As part of the acquisition, we are entering into several agreements with Scientific-Atlanta covering interim manufacturing of some of the Satellite Networks Business' products, the provision of transitional services and the leasing of three facilities. See "Acquisition Agreements" for a more detailed description of these agreements.


     Scientific-Atlanta was a pioneer in satellite networking technologies and participated in the market for communications and tracking systems, including instrumentation and antenna manufacturing, since the 1960's. Scientific-Atlanta entered the VSAT terminal business in 1988 with the acquisition of Advanced Communications Engineering, Inc. (Adcom) of Melbourne, Florida, a company founded by former employees of Harris Corporation. By the early 1990's, the Satellite Networks Business was a leading supplier of TDMA terminals to the retailing market and became a major supplier of Ka-band ground stations. The recent growth in the cable modem and cable set-top box industries shifted Scientific-Atlanta's focus away from the Satellite Networks Business and towards cable products and services. During this period, the Satellite Networks Business reduced its new product development efforts required to effectively compete in the expanding North American market, and was negatively impacted by its heavy dependence on declining international markets resulting in lower revenues and losses in fiscal years 1998 and 1999.

     The acquisition represents an opportunity for us to provide the Satellite Networks Business with additional resources and strategic focus. As part of the integration of the Satellite Networks Business, we plan to achieve significant cost savings and operational efficiencies that we believe will improve the Satellite Networks Business' financial performance. We believe the acquisition gives us the scope and scale to become a larger player in the commercial satellite communications market. In particular, the Satellite Networks Business provides us with a wider range of products and services, a larger and more experienced commercial salesforce both in the United States and internationally, a significant customer base, and additional research and development and engineering capabilities.

     We plan to consolidate the combined companies' commercial businesses in the Satellite Networks Business facilities located in Norcross, Georgia, a suburb of Atlanta. There are approximately 338 employees in the Satellite Networks Business, most of whom are located in Norcross. The Satellite Networks Business also has full-time and contract employees located in eight offices in Europe, Asia and Latin America.

     The Satellite Networks Business currently consists of the following four business units:

     SATELLITE TELECOMMUNICATIONS. The satellite telecommunications unit designs, manufactures and markets two primary satellite VSAT terminal products, SkyRelay and Skylinx. This business unit is currently one of the largest suppliers of VSAT terminals in the satellite communications market. In addition to selling satellite networking equipment, the satellite telecommunications unit also produces network control systems and provides communications services, such as network operations, monitoring and control, to customers in North America through its network operations center. This business unit generated approximately 62% of the Satellite Networks Business' revenues in fiscal year 1999.

     COMMUNICATIONS AND TRACKING SYSTEMS. The communications and tracking systems unit is a leader in developing and deploying high performance, state-of-the-art antenna and tracking systems that perform tracking, telemetry and command functions in the L, S, X, Ku, and Ka-band frequency spectrums. Typical products include remote sensing data reception for polar orbiting satellites, advanced gateways for orbiting and geostationary satellites and telemetry systems for tracking moving targets, such as satellites and aircraft. This business unit generated approximately 33% of the Satellite Networks Business' revenues in fiscal year 1999.

     DATA TRACKING COMMUNICATORS. The data tracking communicators unit designs, manufactures and markets terminals and services that work with low earth orbit satellite systems, such as the ORBCOMM satellite system, to provide global two-way data messaging services. Fixed-site terminals support applications including remote automated meter reading, and monitoring and controlling of electric utility distribution networks. Low-cost mobile terminals support automated vehicle location systems that track and monitor the status of remote vehicles such as trucks, trailers and railway locomotives. This business unit generated approximately 5% of the Satellite Networks Business' revenues in fiscal year 1999.

     ANTENNA MANUFACTURING. The antenna manufacturing business unit designs and manufactures a broad line of antenna products that range in diameter from 1.8 meters to 18 meters. The highly complex antennas produced by the antenna manufacturing unit are integrated into the Satellite Networks Business' other networking products, and revenues for this unit are not reported separately.

     For a more detailed description of the products and services of the Satellite Networks Business, see "Business -- Commercial Markets -- Products and Services."

REASONS FOR THE ACQUISITION

     By combining the complementary strengths of the Satellite Networks Business' product focus and our expertise in large scale network architectures and design innovation, we expect to enhance our competitive position due to:

     - GREATER MARKET PRESENCE. The combination of our businesses will provide us with a greater presence in the satellite communications ground segment marketplace. After the acquisition we will be the third largest supplier of VSAT-based networks in the industry as measured by Comsys, a leading industry source.

     - GREATER CREDIBILITY AS A PRIME CONTRACTOR. With the addition of the Satellite Networks Business' satellite gateway business and two-way data tracking communicators business, we will gain critical mass and breadth of skills that will give us a competitive advantage in addressing end-to-end, complex network solutions and establish us as a more credible prime contractor for large projects.

     - TECHNOLOGY AND PRODUCT HARMONIZATION. We will benefit from combining the best technologies and product features of each of the businesses into more advanced derivative technologies and products.

     - STRENGTHENED MANAGEMENT TEAM. The Satellite Networks Business will further strengthen our management experience and expertise in the satellite communications industry.

     - BUSINESS PRIORITY AND FOCUS. There is a significant opportunity for us to improve the Satellite Networks Business' results by applying our market focus and operational efficiencies. The satellite networks market segment is not a fundamental part of Scientific-Atlanta's business, whereas this market represents the core focus of our business.

As we realize the benefits from the acquisition, we believe that we will be well-positioned to address the anticipated market growth for broadband commercial satellite communications services and products.

INTEGRATION OF THE SATELLITE NETWORKS BUSINESS

     We intend to combine the Satellite Networks Business with our existing commercial products group to form a new division named ViaSat Satellite Networks, which will be headquartered in Norcross, Georgia. Although we will continue to maintain personnel for our commercial business in Carlsbad,

California, key management personnel from multiple disciplines will likely relocate from Carlsbad to Norcross, including the Vice President and General Manager of ViaSat Satellite Networks.

     We have identified certain measures which we believe will result in cost savings and improved financial performance for the Satellite Networks Business, including:

     - increasing revenues by cross-selling the products and services of the Satellite Networks Business to our current customers,

     - applying our financial and management resources to increase the operational efficiency of the Satellite Networks Business,

     - reducing costs and increasing quality control by transitioning the manufacturing process for the Satellite Networks Business' products to our proven contract manufacturing techniques, and

     - reducing corporate overhead allocations to the Satellite Networks Business to immediately strengthen its operating results.

DESCRIPTION OF ACQUISITION AGREEMENTS

     The purchase price for the Satellite Networks Business is approximately $75.0 million, consisting of $65.2 million in cash payable at closing and approximately $9.7 million in deferred cash payments, as well as 50,000 warrants to purchase our common stock. The cash portion of the purchase price payable at closing will be adjusted based on the net worth of the Satellite Networks Business and the amount of customer deposits as of the closing date.

     In connection with the acquisition, we will also be entering into various other agreements with Scientific-Atlanta at the closing. These agreements include:

     - a services agreement under which Scientific-Atlanta will provide computer and office support after the acquisition as well as reimburse us for transition expenses up to $2.0 million,

     - a manufacturing agreement under which Scientific-Atlanta will retain a substantial portion of the Satellite Networks Business' inventory to manufacture up to $10.2 million of products for us at a 30% discount to Scientific-Atlanta's standard cost for a period of six months, at the end of which we will purchase the remaining inventory from Scientific-Atlanta,

     - another manufacturing agreement under which Scientific-Atlanta will purchase up to $4.0 million of antenna products from us over a one year term,

     - a study contract under which Scientific-Atlanta will pay us $1.0 million to conduct a technology suitability study, and

     - leases for three facilities, each for an initial term of two years with options to extend up to five years.

                                USE OF PROCEEDS


     We estimate that the net proceeds from our sale of 2,271,500 shares of our common stock will be approximately $63.4 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $73.1 million.



     We intend to use the net proceeds of this offering, together with cash on hand if necessary, to finance the cash portion of the purchase price for the acquisition of the Satellite Networks Business. See "The Acquisition" for a more detailed discussion of the acquisition of the Satellite Networks Business. We expect to use the remaining net proceeds, if any, for working capital and other general corporate purposes.


     Pending these uses, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol "VSAT." The following table provides, for each of the quarterly periods indicated, the high and low sales prices of our common stock as reported on the Nasdaq National Market:

COMMON STOCK PRICE


                                                                HIGH        LOW
                                                              --------    -------
Year ended March 31, 1999
  First Quarter.............................................   $20.375    $13.375
  Second Quarter............................................    20.125      8.250
  Third Quarter.............................................    13.000      7.000
  Fourth Quarter............................................    13.000      8.750
Year ended March 31, 2000
  First Quarter.............................................    15.750      7.813
  Second Quarter............................................    22.250     13.313
  Third Quarter.............................................    55.500     18.063
  Fourth Quarter............................................   105.000     43.000
Year ending March 31, 2001
  First Quarter (through April 17, 2000)....................    71.000     32.063



     On April 17, 2000 the last reported sales price of our common stock as reported on the Nasdaq National Market was $33.063 per share. There were 278 holders of record of our common stock as of March 27, 2000.


                                DIVIDEND POLICY

     We have never declared or paid any dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation and development of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the payment of dividends will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements and business prospects.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999
(1) on an actual basis, and (2) on a pro forma basis after giving effect to:


     - the sale by us of 2,271,500 shares of common stock in this offering at a public offering price of $30.00 per share and the application of the net proceeds, and


     - the acquisition of the Satellite Networks Business.

     The following table assumes no exercise of the underwriters' over-allotment option. The information regarding our common stock excludes an aggregate of 1,100,805 shares of common stock issuable upon exercise of outstanding options under our employee benefit plans.

     This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Consolidated Financial Information," and our financial statements and accompanying notes and other financial data included elsewhere in this prospectus.


                                                                AS OF DECEMBER 31, 1999
                                                              ---------------------------
                                                                ACTUAL        PRO FORMA
                                                              -----------    ------------
Cash and cash equivalents...................................  $19,159,000    $ 20,546,000

Total long-term debt, less current portion(1)...............      504,000         504,000
Stockholders' equity
  Preferred stock, $.0001 par value; 5,000,000 shares
     authorized; no shares issued and outstanding actual and
     as adjusted............................................           --              --
  Common stock, $.0001 par value; 25,000,000 shares
     authorized; 8,153,244 shares issued and outstanding
     actual; 10,424,744 shares issued and outstanding as
     adjusted...............................................        1,000           1,000
  Paid in capital...........................................   18,319,000      82,931,000
  Retained earnings.........................................   24,773,000      24,773,000
                                                              -----------    ------------
     Total stockholders' equity.............................   43,093,000     107,705,000
                                                              -----------    ------------
     Total capitalization...................................  $43,597,000    $108,209,000
                                                              ===========    ============


---------------
(1) On February 17, 2000, we entered into commitment letters for a credit facility in the aggregate amount of $50.0 million.

                    SELECTED FINANCIAL INFORMATION OF VIASAT

     The following table provides selected financial information for us for each of the fiscal years in the five-year period ended March 31, 1999 and for the nine-month periods ended December 31, 1998 and 1999. The data as of and for each of the fiscal years in the five-year period ended March 31, 1999 have been derived from audited financial statements. The data as of and for the nine months ended December 31, 1998 and 1999 have been derived from unaudited financial statements and include, in the opinion of our management, all adjustments necessary to present fairly the data for those periods. The unaudited interim financial information should not be considered indicative of the results for the full fiscal year. You should consider the financial statement data provided below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes which are included elsewhere in this prospectus.

                                                                                                       NINE MONTHS
                                                                                                          ENDED
                                                            YEARS ENDED MARCH 31,                      DECEMBER 31,
                                             ---------------------------------------------------    ------------------
                                              1995       1996       1997       1998       1999       1998       1999
                                             -------    -------    -------    -------    -------    -------    -------
                                                           (DOLLARS IN THOUSANDS, PER EXCEPT SHARE DATA)
                                                                                                       (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues...................................  $22,341    $29,017    $47,715    $64,197    $71,509    $53,269    $52,093
Cost of revenues...........................   16,855     20,983     33,102     40,899     44,182     33,461     29,760
                                             -------    -------    -------    -------    -------    -------    -------
  Gross profit.............................    5,486      8,034     14,613     23,298     27,327     19,808     22,333
Operating expenses:
  Selling, general and administrative......    2,416      3,400      4,752      7,862     10,093      7,246      8,226
  Independent research and development.....      788      2,820      5,087      7,631      7,639      5,773      5,967
                                             -------    -------    -------    -------    -------    -------    -------
Income from operations.....................    2,282      1,814      4,774      7,805      9,595      6,789      8,140
Net interest income (expense)..............      (87)      (231)       100        586        584        394        636
                                             -------    -------    -------    -------    -------    -------    -------
Income before income taxes.................    2,195      1,583      4,874      8,391     10,179      7,183      8,776
Provision (benefit) for income taxes.......      888        (50)     1,702      3,104      3,883      2,760      3,160
                                             -------    -------    -------    -------    -------    -------    -------
Net income.................................  $ 1,307    $ 1,633    $ 3,172    $ 5,287    $ 6,296    $ 4,423    $ 5,616
                                             =======    =======    =======    =======    =======    =======    =======
Earnings per share:
  Basic....................................  $  0.42    $  0.50    $  0.66    $  0.68    $  0.79    $  0.56    $  0.69
                                             =======    =======    =======    =======    =======    =======    =======
  Diluted..................................  $  0.24    $  0.28    $  0.48    $  0.65    $  0.77    $  0.54    $  0.66
                                             =======    =======    =======    =======    =======    =======    =======
Weighted average number of shares (in
  thousands):
  Basic....................................    3,080      3,267      4,810      7,801      7,977      7,961      8,094
                                             =======    =======    =======    =======    =======    =======    =======
  Diluted..................................    5,479      5,735      6,642      8,175      8,173      8,191      8,491
                                             =======    =======    =======    =======    =======    =======    =======

                                                                                                          AS OF
                                                               AS OF MARCH 31,                         DECEMBER 31,
                                              --------------------------------------------------    ------------------
                                               1995       1996      1997        1998      1999       1998       1999
                                              ------     ------    -------     ------    -------    -------    -------
                                                                       (DOLLARS IN THOUSANDS)
                                                                                                       (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments..............................   $2,731     $2,297    $12,673     $9,208    $20,793    $16,345    $19,159
Working capital............................    2,808      4,651     20,406     24,276     31,298     29,285     36,829
Total assets...............................    9,377     13,262     35,674     42,793     50,016     48,858     55,173
Long-term debt, less current portion.......    1,220      1,747      1,428      1,544      1,243      1,501        504
Total stockholders' equity.................    3,413      5,217     23,619     29,610     36,847     34,689     43,093

                       SELECTED FINANCIAL INFORMATION OF
                        THE SATELLITE NETWORKS BUSINESS

     The following table provides selected financial information of the Satellite Networks Business for each of the fiscal years in the five-year period ended June 30, 1999 and for the six-month periods ended December 31, 1998 and 1999. The data as of and for each of the fiscal years ended in the three-year period ended June 30, 1999 have been derived from audited financial statements. The data as of and for each of the fiscal years in the two-year period ended June 30, 1996 and as of and for the six months ended December 31, 1998 and 1999 have been derived from unaudited financial statements and include, in the opinion of our management based on representations made to us by Scientific-Atlanta's management, all adjustments necessary to present fairly the data for those periods. The data reflect the operations of the Satellite Networks Business prior to the acquisition and do not include any adjustments or synergies resulting from the acquisition. In addition, because the Satellite Networks Business has operated as a division of Scientific-Atlanta, its results may not reflect those that would have resulted had it operated as an independent entity or as part of ViaSat. The unaudited interim financial information should not be considered indicative of the results for the full fiscal year. You should consider the financial data provided below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes which are included elsewhere in this prospectus.

                                                                                       SIX MONTHS ENDED
                                            YEARS ENDED JUNE 30,                         DECEMBER 31,
                          --------------------------------------------------------    -------------------
                            1995        1996        1997        1998        1999        1998       1999
                          --------    --------    --------    --------    --------    --------    -------
                                                      (DOLLARS IN THOUSANDS)
                              (UNAUDITED)                                                 (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
Revenues................  $162,433    $159,250    $141,736    $135,338    $ 94,891    $ 48,472    $42,440
Cost of revenues........   119,789     116,964     102,763     110,947      87,863      47,926     35,833
                          --------    --------    --------    --------    --------    --------    -------
  Gross profit..........    42,644      42,286      38,973      24,391       7,028         546      6,607
Operating expenses:
  Selling and
    administrative......    29,768      25,040      26,468      25,181      18,179      10,724      6,588
  Research and
    development.........     9,416       8,180      10,151      10,580       8,451       5,077      2,938
  Restructuring
    charges.............                                         3,407
                          --------    --------    --------    --------    --------    --------    -------
Income (loss) before
  income taxes..........     3,460       9,066       2,354     (14,777)(2)  (19,602)(3)  (15,255)  (2,919)
Provision (benefit) for
  income taxes..........     1,038       2,720         706      (4,455)         --          --         --
                          --------    --------    --------    --------    --------    --------    -------
Net income (loss)(1)....  $  2,422    $  6,346    $  1,648    $(10,322)   $(19,602)   $(15,255)   $(2,919)
                          ========    ========    ========    ========    ========    ========    =======

                                                 AS OF JUNE 30,                        AS OF DECEMBER 31,
                             ------------------------------------------------------    ------------------
                               1995        1996        1997       1998       1999       1998       1999
                             --------    --------    --------    -------    -------    -------    -------
                                                        (DOLLARS IN THOUSANDS)
                                 (UNAUDITED)                                              (UNAUDITED)
BALANCE SHEET DATA:
Working capital............  $ 65,734    $ 68,870    $ 55,653    $39,437    $37,455    $39,538    $33,827
Total assets...............   120,739     116,604      96,473     67,501     72,223     67,284     65,146
Total Satellite Networks
  Business unit equity.....    87,895      73,976      62,274     47,491     50,321     47,754     44,673

---------------
(1) Results for all fiscal years include allocations from Scientific-Atlanta corporate offices for business services such as accounting, information services, communications, human resources, facility, security and others; manufacturing overhead and management staff costs; and costs of Scientific-Atlanta's executive, legal, financial reporting and other corporate costs. ViaSat is entering into agreements with

    Scientific-Atlanta for the transition period for services needed to establish the Satellite Networks Business as a separate entity, including a manufacturing agreement which provides for product manufacturing for satellite telecommunications and data tracking communicators at a discount of 30% from Scientific-Atlanta's standard cost. ViaSat management believes that the cost of this manufacturing agreement approximates the cost at which ViaSat could procure the inventory from contract manufacturers.

(2) Losses during fiscal year 1998 included restructuring costs of $3.4 million consisting of $1.5 million for severance, a $1.5 million write-off of goodwill from the acquisition of Advanced Communications Engineering, Inc. in 1988 and $385,000 of costs related to relocation of the network operations center (NOC) from Melbourne, Florida. In addition, an $11.5 million charge was recorded related to excess and obsolete inventory as a result of the consolidation of operations and the discontinuance of certain product models.

(3) Losses during fiscal year 1999 included costs of $5.6 million, consisting of $2.1 million of relocation costs for moving employees from Melbourne, Florida, $2.1 million of additional program reserves resulting from project management's reassessment of estimates to complete certain contracts, a $1.4 million charge to reduce inventory based on the declining demand in international markets. In addition, there were continuing costs in 1999 related to a 185 person reduction in workforce and a downsizing of the sales and marketing organization, especially in Latin America and Asia, in 1998. The Satellite Networks Business did not realize savings from this downsizing until the third quarter, although sales were substantially lower in the first and second quarters.

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                             FINANCIAL INFORMATION

     The following unaudited pro forma condensed combined financial information has been prepared by ViaSat's management and gives pro forma effect to the completion of the acquisition of the Satellite Networks Business and the application of the proceeds from this offering as if they occurred on April 1, 1998 for income statement purposes and December 31, 1999 for balance sheet purposes.

     The pro forma information has been prepared from, and should be read in conjunction with, our financial statements and accompanying notes, and the financial statements and accompanying notes of the Satellite Networks Business included elsewhere in this prospectus. The pro forma information is presented for illustrative purposes only and does not purport to represent what actual results of operations or financial position would have been had the acquisition of the Satellite Networks Business occurred on the dates assumed, nor is it necessarily indicative of our future operating results or combined financial position. The information reflects the operations of the Satellite Networks Business prior to the acquisition. ViaSat expects to reduce costs of the Satellite Networks Business after the acquisition by implementing a combination of contract manufacturing, rigorous quality control measures, tighter tracking of project costs and a reduction of corporate overhead allocations. The pro forma financial information does not reflect (1) the effects of these anticipated post-acquisition cost savings or restructuring efficiencies or (2) any interest income attributable to the net cash proceeds of this offering not utilized for the acquisition.

     In addition, because the Satellite Networks Business has been operated as a division of Scientific-Atlanta, its results may not reflect those that would have resulted had it operated as an independent entity or as a part of ViaSat. After the acquisition is completed, the actual financial position and results of operations of ViaSat will differ, perhaps materially, from the pro forma amounts reflected herein due to a variety of factors, including changes of operating results between the date of the pro forma information and the time of the completion of the acquisition of the Satellite Networks Business, as well as the factors discussed in "Risk Factors."

     The following unaudited pro forma condensed combined financial statements give effect to the proposed acquisition of the Satellite Networks Business by ViaSat under the purchase method of accounting as defined in APB Opinion No. 16. When reviewing the following pro forma information, you should note that:

     - the pro forma condensed combined income statement for fiscal year 1999 assumes the acquisition and this offering occurred as of April 1, 1998 and combines ViaSat's income statement for its fiscal year ended March 31, 1999 with the Satellite Networks Business' income statement for its fiscal year ended June 30, 1999,

     - the pro forma condensed combined income statement for the nine-month period ended December 31, 1999 assumes that the acquisition and this offering occurred as of April 1, 1998 and combines ViaSat's unaudited income statement for the nine-month period ended December 31, 1999 with the Satellite Networks Business' unaudited income statement for the same period,

     - the pro forma condensed combined balance sheet as of December 31, 1999 assumes that the acquisition and this offering occurred on December 31, 1999 and combines ViaSat's December 31, 1999 unaudited balance sheet with the Satellite Networks Business' December 31, 1999 unaudited balance sheet, and

     - the revenues and net loss of the Satellite Networks Business for the three months ended June 30, 1999 were $22.4 million and $3.4 million, respectively.

The acquired assets and liabilities of the Satellite Networks Business stated in the accompanying pro forma condensed combined financial statements are based on the existing assets and liabilities of the Satellite Networks Business as of December 31, 1999 and at values representing a preliminary allocation of the purchase price. The effects resulting from any differences in the closing balance sheet of the Satellite Networks Business, and from the final allocation of the purchase price, may differ significantly from the estimates.

            UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
                FOR THE TWELVE MONTH PERIOD ENDED MARCH 31, 1999

                                                    SATELLITE
                                     VIASAT         NETWORKS       PRO FORMA      PRO FORMA
                                   YEAR ENDED      YEAR ENDED     ADJUSTMENTS    ADJUSTMENTS     PRO FORMA
                                 MARCH 31, 1999   JUNE 30, 1999   ACQUISITION     OFFERING         TOTAL
                                 --------------   -------------   -----------    -----------    -----------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.......................    $   71,509       $ 94,891        $            $              $   166,400
Cost of revenues...............        44,182         87,863                                        132,045
                                   ----------       --------        -------      ----------     -----------
  Gross profit.................        27,327          7,028             --              --          34,355
Operating expenses:
  Selling, general and
     administrative............        10,093         18,179          2,270(1)                       30,542
  Independent research and
     development...............         7,639          8,451                                         16,090
                                   ----------       --------        -------      ----------     -----------
Total operating expenses.......        17,732         26,630          2,270              --          46,632
Net interest income............           584                                                           584
                                   ----------       --------        -------      ----------     -----------
Income (loss) before income
  taxes........................        10,179        (19,602)        (2,270)             --         (11,693)
Provision (benefit) for income
  taxes........................         3,883                        (8,326)(2)                      (4,443)
                                   ----------       --------        -------      ----------     -----------
Net income (loss)..............    $    6,296       $(19,602)       $ 6,056      $       --     $    (7,250)
                                   ==========       ========        =======      ==========     ===========
Earnings (loss) per share:
  Basic........................    $     0.79                                                   $      (.71)
                                   ==========       ========        =======      ==========     ===========
  Diluted......................    $     0.77                                                   $      (.71)
                                   ==========       ========        =======      ==========     ===========
Weighted average number of
  shares:
  Basic........................     7,976,848                                     2,271,500(3)   10,248,348
                                   ==========       ========        =======      ==========     ===========
  Diluted......................     8,172,660                                     2,271,500(3)   10,248,348
                                   ==========       ========        =======      ==========     ===========

   See notes to unaudited pro forma condensed combined financial information.

            UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
               FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 1999

                                                                  PRO FORMA      PRO FORMA
                                                     SATELLITE   ADJUSTMENTS    ADJUSTMENTS     PRO FORMA
                                          VIASAT     NETWORKS    ACQUISITION     OFFERING         TOTAL
                                        ----------   ---------   -----------    -----------    -----------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..............................  $   52,093    $64,880      $            $              $   116,973
Cost of revenues......................      29,760     55,942                                       85,702
                                        ----------    -------      -------      ----------     -----------
  Gross profit........................      22,333      8,938           --              --          31,271
Operating expenses:
  Selling, general and
     administrative...................       8,226     10,353        1,703(1)                       20,282
  Independent research and
     development......................       5,967      4,764                                       10,731
                                        ----------    -------      -------      ----------     -----------
Total operating expenses..............      14,193     15,117        1,703              --          31,013
Net interest income...................         636                                                     636
                                        ----------    -------      -------      ----------     -----------
Income (loss) before income taxes.....       8,776     (6,179)      (1,703)             --             894
Provision(benefit) for income taxes...       3,160                  (2,820)(2)                         340
                                        ----------    -------      -------      ----------     -----------
Net income (loss).....................  $    5,616    $(6,179)     $ 1,117      $       --     $       554
                                        ==========    =======      =======      ==========     ===========
Earnings (loss) per share:
  Basic...............................  $     0.69                                             $       .05
                                        ==========    =======      =======      ==========     ===========
  Diluted.............................  $     0.66                                             $       .05
                                        ==========    =======      =======      ==========     ===========
Weighted average number of shares:
  Basic...............................   8,094,281                               2,271,500(3)   10,365,781
                                        ==========    =======      =======      ==========     ===========
  Diluted.............................   8,490,786                               2,271,500(3)   10,762,286
                                        ==========    =======      =======      ==========     ===========

   See notes to unaudited pro forma condensed combined financial information.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                            AS OF DECEMBER 31, 1999


                                                                 PRO FORMA        PRO FORMA
                                                   SATELLITE    ADJUSTMENTS      ADJUSTMENTS      PRO FORMA
                                        VIASAT     NETWORKS     ACQUISITION       OFFERING          TOTAL
                                        -------    ---------    -----------      -----------      ---------
                                                              (DOLLARS IN THOUSANDS)
Current assets:
  Cash, cash equivalents and short
     term investments.................  $19,159     $    --      $(62,010)(4)     $ 63,397(12)    $ 20,546
  Accounts receivable.................   22,331      33,610                                         55,941
  Inventory...........................    3,189      18,675        (9,414)(5)           --          12,450
  Other current assets................    2,600                                                      2,600
                                        -------     -------      --------         --------        --------
     Total current assets.............   47,279      52,285       (71,424)          63,397          91,537
Property and equipment, net of
  accumulated depreciation............    7,011      12,626                                         19,637
Intangible assets, net................                  235        22,700(6)                        22,935
Other assets..........................      883                                                        883
                                        -------     -------      --------         --------        --------
     Total assets.....................  $55,173     $65,146      $(48,724)        $ 63,397        $134,992
                                        =======     =======      ========         ========        ========
Current liabilities:
  Accounts payable....................  $ 4,119     $ 8,845      $ (8,845)(7)     $     --        $  4,119
  Payable to seller...................                   --         9,692(8)                         9,692
  Accrued liabilities.................    6,331       2,858        (2,858)(7)                        6,331
  Customer deposits...................                6,755        (3,255)(9)                        3,500
                                        -------     -------      --------         --------        --------
     Total current liabilities........   10,450      18,458        (5,266)              --          23,642
Long term liabilities.................    1,630       2,015                                          3,645
                                        -------     -------      --------         --------        --------
     Total liabilities................   12,080      20,473        (5,266)              --          27,287
Stockholders' equity:
  Common stock........................        1          --            --               --               1
  Paid in capital.....................   18,319                     1,215(10)       63,397(12)      82,931
  Business unit equity................               44,673       (44,673)(11)          --              --
  Retained earnings...................   24,773                                                     24,773
                                        -------     -------      --------         --------        --------
     Total stockholders' equity.......   43,093      44,673       (43,458)          63,397         107,705
                                        -------     -------      --------         --------        --------
     Total liabilities and
       stockholders' equity...........  $55,173     $65,146      $(48,724)        $ 63,397        $134,992
                                        =======     =======      ========         ========        ========


   See notes to unaudited pro forma condensed combined financial information.

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                             FINANCIAL INFORMATION

PURCHASE PRICE ALLOCATION

     The following analysis assumes a total purchase price of $72.9 million based on the balance sheet as of December 31, 1999. This price includes $1.2 million for the fair market value of 50,000 ViaSat stock warrants to be issued to Scientific-Atlanta. The effects resulting from any differences in the final allocation of the purchase price may differ significantly from the estimates used herein.

     Total purchase consideration and allocation of increase in basis used in the preparation of these pro forma statements were computed as follows:

RECONCILIATION OF THE CASH PORTION OF THE PURCHASE PRICE (IN THOUSANDS):

Original purchase price, including deferred cash
  payments.................................................        $74,892
Adjustment to net worth....................................            365(a)
Adjustment to customer deposits............................         (3,255)(b)
Prepayment of transition costs which will be reimbursed....         (2,000)(c)
                                                                   -------
Total cash portion of the purchase price...................         70,002
Less: deferred cash payments to be made within 60 days of
  closing..................................................         (9,692)
                                                                   -------
Cash to be paid at closing.................................        $60,310
                                                                   =======

PURCHASE PRICE (IN THOUSANDS):

Cash to be paid at closing.................................        $60,310
Deferred cash payments to be paid within 60 days of
  closing..................................................          9,692
Fair value of warrants issued to seller....................          1,215
Acquisition expenses (estimated)...........................          1,700
                                                                   -------
Total purchase price.......................................        $72,917
                                                                   =======

PRELIMINARY ALLOCATION OF PURCHASE PRICE (IN THOUSANDS):

Fair value of identifiable tangible assets acquired........        $55,497
Fair value of identifiable intangible assets acquired......            235
Fair value of identifiable liabilities assumed.............         (5,515)
                                                                   -------
                                                                    50,217
Residual (goodwill)........................................         22,700
                                                                   -------
Total purchase price.......................................        $72,917(d)
                                                                   =======

-------------------------
(a) The cash portion of the purchase price payable at closing will be increased or decreased to the extent that the net worth, as defined in the asset purchase agreement, of the Satellite Networks Business as of the closing differs from the net worth of the Satellite Networks Business as of October 1, 1999.

(b) The cash portion of the purchase price payable at closing will be decreased to the extent that customer deposits of the Satellite Networks Business as of the closing exceed $3.5 million.

(c) The transition services agreement provides that Scientific-Atlanta will reimburse us for up to $2.0 million of transition expenses that we incur during the one-year period after the signing of the asset purchase agreement.

(d) The preliminary allocation of the purchase price is subject to closing adjustments.

PRO FORMA ADJUSTMENTS

     Pro forma adjustments have been made to the historical amounts in the unaudited pro forma condensed consolidated financial data as follows:

 (1) Represents the amortization of goodwill of $22.7 million which management currently estimates has an economic life of ten years.

 (2) Represents the adjustment of ViaSat's tax provision to give effect to the acquisition.


 (3) Represents the sale by ViaSat of 2,271,500 primary shares in this offering.


 (4) Represents cash to be paid at closing of $60.3 million plus estimated acquisition expenses of $1.7 million.

 (5) Represents production inventories related to the satellite telecommunications and data tracking communicators product lines which will not be acquired from Scientific-Atlanta at the time of closing of the acquisition. Under the terms of the manufacturing agreement we will enter into with Scientific-Atlanta, the remaining portion of this inventory, if any, will be acquired at the end of the six month term.

 (6) Represents goodwill. See preliminary allocation of purchase price above.

 (7) Represents accounts payable and accrued liabilities which will not be assumed by ViaSat.

 (8) Represents the aggregate amount of two payments which will be made to Scientific-Atlanta within 60 days of closing, in lieu of assuming accounts payable.

 (9) Represents adjustment for customer deposits in excess of $3.5 million which under the asset purchase agreement result in a reduction of the purchase price. See reconciliation of the cash portion of the purchase price above.

(10) Represents the fair value of the warrants to purchase 50,000 shares of our common stock in four tranches with exercise prices ranging from $52.50 to $82.50. The value of the warrants was estimated using the Black-Scholes valuation model with a two year term.

(11) Represents the elimination of the Satellite Networks Business unit equity.


(12) Represents estimated cash proceeds from this offering less costs and expenses of approximately $4.7 million to be incurred by ViaSat.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This prospectus contains forward-looking statements within the meaning of the Securities Act. Discussions containing forward-looking statements may be found throughout this prospectus, including the materials presented under "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including the risks presented under "Risk Factors" and the matters in this prospectus generally.

                                    GENERAL

     ViaSat was incorporated in 1986 and completed its initial public offering in 1996. From 1992 to 1999, our total revenues increased at a compounded annual growth rate of approximately 55.4% through internal growth, and not through acquisitions. We have achieved 13 consecutive years of internally generated revenue growth and 12 consecutive years of profitability. Historically, our revenues have been principally generated by contracts with the U.S. Department of Defense. Our revenues from U.S. Department of Defense applications have grown despite government budgetary constraints. Before the acquisition, our commercial business had grown from 5% of revenues in fiscal year 1999 to approximately 22% of revenues in the nine-month period ended December 31, 1999.

     The acquisition of the Satellite Networks Business will substantially increase our revenue and transform us into a predominantly commercial business with approximately 59% of our revenues on a pro forma combined basis for our fiscal year 1999 generated by commercial contracts. After the acquisition, our goal is to further grow our commercial business, using our advanced technology and capabilities to capture a significant share of the global satellite communications services and equipment segment of the high-growth broadband communications market.

     From 1996 through 1999 the Satellite Networks Business reduced its new product development efforts required to effectively compete in the expanding North American market, and was negatively impacted by its heavy dependence on the declining international markets, resulting in lower revenues and losses in its fiscal years 1998 and 1999. The acquisition represents an opportunity for us to provide the Satellite Networks Business with additional resources and strategic focus. We will be implementing our plan to achieve significant cost savings and operational efficiencies that we believe will improve the Satellite Networks Business' financial performance. See "The Acquisition" for a more detailed discussion of our integration plan and our reasons for the acquisition.

                                     VIASAT

     Our revenue mix for the nine months ended December 31, 1999 consisted of U.S. Department of Defense (71%), commercial customers (22%), and foreign military sales (7%). To date, our ability to grow and maintain our revenues has depended on obtaining additional sizable contract awards. However, it is difficult to predict the probability and timing of obtaining these awards. Generally, revenues are recognized as services are performed using the percentage of completion method, measured primarily by costs incurred to date compared with total estimated costs at completion or based on the number of units delivered. We provide for anticipated losses on contracts by charges to income during the period in which they are first identified.

     Our products and services are provided primarily through three types of contracts: fixed-price, time-and-materials and cost-reimbursement contracts. Historically, approximately 80.3% for fiscal year 1999, 72.8% for fiscal year 1998, 63.3% for fiscal year 1997, 78.9% for the nine months ended December 31, 1999 and 80.2% for the nine months ended December 31, 1998 of our revenues were derived from fixed-price contracts which require us to provide products and services under a contract at a stipulated price. Our proportion of fixed-price contracts has continued to increase as our commercial business has grown, including through the acquisition of the Satellite Networks Business, and as government customers are increasingly relying on fixed-price awards. The remainder of our annual revenue was derived from cost-reimbursement contracts, under which we are reimbursed for all actual costs incurred in performing the contract to the extent that such costs are within the contract ceiling and allowable under the terms of the contract, plus a fee or profit, and from time-and-materials contracts which reimburse us for the number of labor hours expended at an established hourly rate negotiated in the contract, plus the cost of materials utilized in providing such products or services.

     Historically, a significant portion of our revenues has been generated from funded research and development contracts. The research and development efforts are conducted in direct response to the specific requirements of a customer's order and, accordingly, expenditures related to such efforts are included in cost of sales when incurred and the related funding (which includes a profit component) is included in revenues. Revenues for our funded research and development during fiscal year 1999 were approximately $40.5 million or 56.6% of our total revenues, during fiscal year 1998 were $25.6 million or 39.9% of our total revenues and during fiscal year 1997 were $21.3 million or 44.6% of our total revenues. Revenues for funded research and development during the nine months ended December 31, 1999 were approximately $22.9 million or 44.0% of our total revenues and during the nine months ended December 31, 1998 were $28.9 million or 54.2% of our total revenues.

     We invest in independent research and development, which is not directly funded by a third party. We expense independent research and development costs as they are incurred. Independent research and development expenses consist primarily of salaries and other personnel-related expenses, supplies and prototype materials related to research and development programs. Independent research and development expenses were approximately 10.7% of revenues during fiscal year 1999, 11.9% of revenues during fiscal year 1998, 10.7% of revenues during fiscal year 1997, 11.5% of revenues during the nine months ended December 31, 1999 and 10.8% of revenues during the nine months ended December 31, 1998. As a government contractor, we are able to recover a portion of our independent research and development expenses pursuant to our government contracts. The Satellite Networks Business relies heavily on self-financed research and development, and we expect the acquisition to decrease our proportion of funded research and development in future periods.

VIASAT RESULTS OF OPERATIONS

     The following table presents, as a percentage of total revenues, income statement data for the periods indicated.

                                                                             NINE MONTHS ENDED
                                               YEARS ENDED MARCH 31,            DECEMBER 31,
                                              -----------------------    --------------------------
                                              1997     1998     1999        1998           1999
                                              -----    -----    -----    -----------    -----------
                                                                                (UNAUDITED)
Revenues....................................   100.0%   100.0%   100.0%     100.0%         100.0%
Cost of revenues............................    69.4     63.7     61.8       62.8           57.1
  Gross profit..............................    30.6     36.3     38.2       37.2           42.9
Operating expenses:
  Selling, general and administrative.......    10.0     12.2     14.1       13.6           15.8
  Independent research and development......    10.7     11.9     10.7       10.8           11.5
Income from operations......................    10.0     12.2     13.4       12.7           15.6
Income before income taxes..................    10.2     13.1     14.2       13.5           16.8
Provision for income taxes..................     3.6      4.8      5.4        5.2            6.1
Net income..................................     6.6      8.2      8.8        8.3           10.8

     NINE MONTHS ENDED DECEMBER 31, 1999 COMPARED TO NINE MONTHS ENDED DECEMBER 31, 1998

     Revenues. Revenues decreased 2.2% from $53.3 million for the nine months ended December 31, 1998 compared to $52.1 million for the nine months ended December 31, 1999. This was primarily due to lower volumes of selected UHF products and a later than anticipated award date for our recent MIDS contract. This decrease in revenues from defense products was offset by a significant increase in our commercial revenues as a result of our recent Science Applications International Corporation (SAIC) and Star Cruises Management Ltd. commercial broadband contracts.

     Gross Profit. Gross profit increased 12.7% from $19.8 million (37.2% of revenues) for the nine months ended December 31, 1998 to $22.3 million (42.9% of revenues) for the nine months ended December 31, 1999. The increase in gross profit was primarily due to an improvement in our commercial margins as a result of greater commercial volumes and increased operating efficiencies in the commercial business.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 13.5% from $7.2 million (13.6% of revenues) for the nine months ended December 31, 1998 to $8.2 million (15.8% of revenues) for the nine months ended December 31, 1999. The increase in selling, general and administrative expenses reflects increased expenditures relating to the marketing of commercial products, increased business development and bid and proposal expenses for defense programs, and additional administrative staffing. Selling, general and administrative expenses consist primarily of personnel costs and expenses for business development, marketing and sales, bid and proposal, finance, contract administration and general management. Some selling, general and administrative expenses are difficult to predict and vary based on specific government and commercial sales opportunities.

     Independent Research and Development. Independent research and development expenses increased 3.4% from $5.8 million (10.8% of revenues) for the nine months ended December 31, 1998 to $6.0 million (11.5% of revenues) for the nine months ended December 31, 1999. This increase resulted from increased expenditures on research and development for defense products offset in part by the award of funded development contracts related to our commercial products.

     Interest Expense. Interest expense decreased from $199,000 for the nine months ended December 31, 1998 to $126,000 for the nine months ended December 31, 1999. Interest expense relates to loans for the purchase of capital equipment, which are generally three year variable-rate term loans, and to short-term borrowings under our line of credit to cover working capital requirements, if any. Total outstanding equipment loans were $2.8 million at December 31, 1998 and $1.5 million at December 31, 1999. There were no outstanding borrowings under our line of credit during or at the end of each period.

     Interest Income. Interest income increased from $593,000 for the nine months ended December 31, 1998 to $762,000 for the nine months ended December 31, 1999. This increase resulted from higher average invested cash balances and higher yields, offset in part by a decrease in interest income from overdue government receivables from $75,000 for the nine months ended December 31, 1998 to $18,000 for the nine months ended December 31, 1999.

     Provision for Income Taxes. Our effective income tax rate decreased from 38.4% for the nine months ended December 31, 1998 to 36.0% for the nine months ended December 31, 1999. The decrease relates primarily to greater than anticipated research and development tax credits in prior years.

     FISCAL YEAR 1999 COMPARED TO FISCAL YEAR 1998

     Revenues. Our revenues increased 11.4% from $64.2 million in fiscal year 1998 to $71.5 million in fiscal year 1999. This increase was primarily due to increases in revenues generated by government development and production programs. These increases were partially offset by a decrease in revenues related to our commercial business as we shifted our commercial focus from telephony applications to pursue larger commercial data network opportunities.

     Gross Profit. Gross profit increased 17.3% from $23.3 million (36.3% of revenues) in fiscal year 1998 to $27.3 million (38.2% of revenues) in fiscal year 1999. The increase in gross profit was primarily the result of increased recovery of independent research and development expenditures and a mix of higher margin products in our sales for fiscal year 1999 relative to the prior year. In addition, some long-term contracts realized higher profits than initially expected. The increases were offset in part by a write-down of StarWire inventory to the lower of cost or market in connection with the shift in our commercial business strategy.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 28.4% from $7.9 million (12.2% of revenues) in fiscal year 1998 to $10.1 million (14.1% of revenues) in fiscal year 1999. ViaSat increased its business development and administrative staffing in support of both defense and commercial programs. Bid and proposal expenses increased from $1.5 million in fiscal year 1998 to $1.8 million in fiscal year 1999.

     Independent Research and Development. Independent research and development expenses remained at $7.6 million for both years, but decreased as a percentage of revenues from 11.9% of revenues in fiscal year 1998 to 10.7% of revenues in fiscal year 1999.

     Interest Expense. Interest expense increased 18.5% from $211,000 in fiscal year 1998 to $250,000 in fiscal year 1999. Interest expense relates to loans for the purchase of capital equipment and to short-term borrowings under our line of credit to cover working capital requirements, if any. Total outstanding equipment loans were $2.6 million at March 31, 1998 and $2.5 million at March 31, 1999. There were no outstanding borrowings under our line of credit during or at the end of each fiscal year.

     Interest Income. Interest income increased 4.6% from $797,000 in fiscal year 1998 to $834,000 in fiscal year 1999. Interest income relates to interest earned on cash and short-term investments, as well as overdue government receivables where interest income increased from $17,000 in fiscal year 1998 to $102,000 in fiscal year 1999.

     Provision for Income Taxes. Our effective income tax rate increased from 37% in fiscal year 1998 to 38% in fiscal year 1999. Our effective income tax rate increased due to expected limitations on our research and development tax credits.

     FISCAL YEAR 1998 COMPARED TO FISCAL YEAR 1997

     Revenues. Our revenues increased 34.5% from $47.7 million in fiscal year 1997 to $64.2 million in fiscal year 1998. This increase was primarily due to increases in revenues generated by the MD-1324s UHF DAMA stand-alone modems, StarWire satellite networking systems and Joint Communication Simulator products. UHF DAMA business area revenues grew from $32.8 million (68.8% of revenues) in fiscal year 1997 to $35.0 million (54.5% of revenues) in fiscal year 1998. Revenue from commercial customers grew from $1.5 million in fiscal year 1997 to $5.9 million in fiscal year 1998, principally due to increased sales of our StarWire telephony solution. Simulator product revenues grew from $4.8 million in fiscal year 1997 to $11.5 million in fiscal year 1998. These increases were partially offset by a decrease in revenues derived from UHF DAMA network control stations and modems and Enhanced Manpack UHF Terminal production.

     Gross Profit. Gross profit increased 59.4% from $14.6 million (30.6% of revenues) in fiscal year 1997 to $23.3 million (36.3% of revenues) in fiscal year 1998. The increase in gross profit was primarily the result of a larger content of higher margin products in our sales for fiscal year 1998 relative to the same period of the prior year. In addition, some long-term contracts realized higher profits than initial estimates.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 65.5% from $4.8 million (10.0% of revenues) in fiscal year 1997 to $7.9 million (12.2% of revenues) in fiscal year 1998. We increased our business development and administrative staffing in support of both defense and commercial programs. Bid and proposal efforts increased from $1.2 million in fiscal year 1997 to $1.5 million in fiscal year 1998.

     Independent Research and Development. Independent research and development expenses increased 50.0% from $5.1 million (10.7% of revenues) in fiscal year 1997 to $7.6 million (11.9% of revenues) in fiscal year 1998. This increase resulted primarily from higher independent research and development expenses related to our StarWire DAMA product, which represented approximately 88% of total independent research and development for fiscal year 1998.

     Interest Expense. Interest expense decreased 16.9% from $254,000 in fiscal year 1997 to $211,000 in fiscal year 1998. Interest expense relates to loans for the purchase of capital equipment and to short-term borrowings under our line of credit to cover working capital requirements, if any. Total outstanding equipment loans were $2.6 million at March 31, 1997 and 1998. There were no outstanding borrowings under our line of credit during or at the end of each fiscal year.

     Interest Income. Interest income increased 125.1% from $354,000 in fiscal year 1997 to $797,000 in fiscal year 1998. Interest income relates to interest earned on cash and short-term investments.

     Provision for Income Taxes. Our effective income tax rate increased from 35% in fiscal year 1997 to 37% in fiscal year 1998. Our effective income tax rate increased due to expected limitations on our research and development tax credits.

VIASAT BACKLOG

     We had firm backlog of $44.9 million at March 31, 1999, of which $36.8 million was funded, not including options of $45.2 million. As of December 31, 1999, we had firm backlog of $77.2 million, of which $57.9 million was funded. This backlog does not include our recent $23.4 million MIDS contract award on January 20, 2000, of which $11.7 million was funded. Of the $77.2 million in firm backlog at December 31, 1999, approximately $15.7 million is expected to be delivered in fiscal year 2000, approximately $21.8 million is expected to be delivered in fiscal year 2001 and the balance is expected to be delivered in fiscal year 2002 and thereafter. The increase in backlog results from growth in total awards for both commercial and defense products from $38.8 million for the nine months ended December 31, 1998 to $84.4 million for the nine months ended December 31, 1999. We include in our backlog only those orders for which we have accepted purchase orders. Our firm backlog does not include contract options of $55.3 million. These options include $46.3 million of Indefinite Delivery/Indefinite Quantity (IDIQ) contracts for our UHF DAMA satellite communications products and $6.5 million of IDIQ contracts for our other products.

     Backlog is not necessarily indicative of future sales. A majority of our backlog from U.S. military contracts scheduled for delivery can be terminated at the convenience of the government since orders are often made substantially in advance of delivery, and our contracts typically provide that orders may be terminated with limited or no penalties. In addition, purchase orders may present product specifications that would require us to complete additional product development. A failure to develop products meeting such specifications could lead to a termination of the related purchase order.

     The backlog amounts as presented are comprised of funded and unfunded components. Funded backlog represents the sum of contract amounts for which funds have been specifically obligated by customers to contracts. Unfunded backlog represents future amounts that customers may obligate over the specified contract performance periods. Our customers allocate funds for expenditures on long-term contracts on a periodic basis. Our ability to realize revenues from government contracts in backlog is dependent upon adequate funding for such contracts. Although funding of our government contracts is not within our control, our experience indicates that actual contract fundings have ultimately been approximately equal to the aggregate amounts of the contracts.

                        THE SATELLITE NETWORKS BUSINESS

     Revenues related to the Satellite Networks Business have been generated principally from commercial contracts in three business areas, satellite telecommunications (VSAT terminals and services), communications and tracking systems (gateways and services) and data tracking communicators (satellite messaging systems). Revenues are generated primarily from product sales with varying levels of customization and services. Revenue is recognized using the percentage-of-completion accounting method based on contract costs incurred to date or delivery of units produced. Losses, if any, are recorded when determinable. Unbilled receivables consist of costs incurred and estimated accrued profits not billed under these contracts and are included in accounts receivable.

     From fiscal year 1995 to 1999, revenues from the satellite telecommunications business declined substantially due to several factors. These factors included: (1) the satellite telecommunications business unit's shift in focus away from the North American VSAT market beginning in 1996, which subsequently experienced strong growth, (2) fierce price competition from Gilat Satellite Networks Ltd. and Hughes Networks Systems at a time when the Satellite Networks Business failed to make necessary investments to lower its own product cost structure, (3) its emphasis on emerging markets shortly before the Asian economic crisis occurred, resulting in a sharp decline in emerging market sales, (4) the Satellite Networks Business' restructuring at the end of fiscal year 1998, which primarily involved a reduction in workforce and a downsizing of the sales and marketing organizations, and (5) the emphasis by the satellite telecommunications business unit on equipment sales at a time when customers were increasingly demanding complete network solutions, especially in the North American market.

     This decline in revenues for the satellite telecommunications business unit was offset in part by an increase in revenues from communications and tracking systems which peaked in fiscal years 1996 through 1998 as orders were fulfilled for ground gateway stations for the Iridium and ORBCOMM satellite systems. However, communications and tracking systems revenues declined in 1999 after the substantial completion of the equipment phase of communications ground station programs in fiscal year 1998. We believe that sales have reached a stable level in satellite telecommunications and communications and tracking systems with potential for growth, particularly in the sale and installation of ground stations for new commercial satellite communications programs. Revenues from the data tracking communicators unit which began shipments in fiscal year 1999, continue to grow.

     Gross margins declined substantially in 1998 due to an $11.5 million charge relating to excess and obsolete inventory as a result of the consolidation of operations and the discontinuance of certain product models. In 1999, gross margins for the Satellite Networks Business declined further due to lower production volumes for its VSAT products, continuing high levels of fixed costs in operations, start up costs for the data tracking communicators business, and lower volumes in communications and tracking systems. During this same period cost of revenues included $5.6 million, consisting of $2.1 million of relocation costs for moving employees from Melbourne, Florida, $2.1 million of additional program reserves resulting from project management's reassessment of estimates to complete certain contracts, and a $1.4 million charge to reverse inventory based on the declining demand in international markets. However, gross margins improved for the Satellite Networks Business in the first six months of its fiscal year 2000 due to cost controls for VSAT products, the previous downsizing in the business, improved margins on data tracking communicators due to new product introduction, and an improved customer portfolio.

     Results for all fiscal years include allocations from Scientific-Atlanta corporate offices for business services such as accounting, information services, communications, human resources, facility, security and others; manufacturing overhead and management staff; and costs of Scientific-Atlanta's executive, legal, financial reporting and other corporate costs. We are entering into service agreements for the transition period for services needed to establish the Satellite Networks Business as a stand-alone entity, including a manufacturing agreement which provides for manufacturing of satellite telecommunications and data tracking communicators product at a discount of 30% from Scientific-Atlanta's standard cost. We believe that this savings is approximately equivalent to savings realizable from outsourcing the manufacturing operation. We believe that by outsourcing manufacturing of satellite telecommunications and data tracking communicators product, historic levels of gross profitability as a percent of revenues can be reestablished. In addition, we expect to eliminate approximately $3.0 million annually of allocated corporate services, net of incremental corporate services that we will be providing.

THE SATELLITE NETWORKS BUSINESS RESULTS OF OPERATIONS

     The following table presents, as a percentage of total revenues, income statement data for the periods indicated.

                                                                              SIX MONTHS ENDED
                                               YEARS ENDED JUNE 30,             DECEMBER 31,
                                              -----------------------    --------------------------
                                              1997     1998     1999        1998           1999
                                              -----    -----    -----    -----------    -----------
                                                                                (UNAUDITED)
Revenues....................................  100.0%   100.0%   100.0%      100.0%         100.0%
Cost of revenues............................   72.5     82.0     92.6        98.9           84.4
  Gross profit..............................   27.5     18.0      7.4         1.1           15.6
Operating expenses:
  Selling and administrative................   18.6     18.6     19.2        22.1           15.6
  Research and development..................    7.2      7.8      8.9        10.5            6.9
Restructuring charges.......................     --      2.5       --          --             --
Income (loss) before income taxes...........    1.7    (10.9)   (20.7)      (31.5)          (6.9)
Provision (benefit) for income taxes........    0.5     (3.3)      --          --             --
Net income (loss)...........................    1.2     (7.6)   (20.7)      (31.5)          (6.9)

     SIX MONTHS ENDED DECEMBER 31, 1999 COMPARED TO SIX MONTHS ENDED DECEMBER 31, 1998

     Revenues. The Satellite Networks Business' revenues decreased 12.4% from $48.5 million in the six months ended December 31, 1998 to $42.4 million in the six months ended December 31, 1999. This decrease was primarily due to downsizing of the satellite telecommunications (VSAT) business area. Sales were also impacted by the completion of the equipment phase of a large contract in the communications and tracking systems business area. The decrease was offset in part by increased sales from new remote meter reading and asset tracking products.

     Gross Profit. Gross profit increased from $546,000 (1.1% of revenues) during the six months ended December 31, 1998 to $6.6 million (15.6% of revenues) during the six months ended December 31, 1999. The increase in gross profit was primarily the result of improved margins on VSAT products due to cost controls and downsizing of the business in the previous two quarters, and improved margins on data tracking communicators due to new product introduction, offset in part by decreases in volumes of communications and tracking systems gateways.

     Selling and Administrative Expenses. Selling and administrative expenses decreased 38.6% from $10.7 million (22.1% of revenues) during the six months ended December 31, 1998 to $6.6 million (15.6% of revenues) during the six months ended December 31, 1999. The Satellite Networks Business downsized much of its operations between December 31, 1998 and December 31, 1999 including a reduction in workforce and closing of international offices.

     Research and Development. Research and development expenses decreased 42.1% from $5.1 million (10.5% of revenues) during the six months ended December 31, 1998 to $2.9 million (6.9% of revenues) during the six months ended December 31, 1999. This was primarily due to reduced requirements for data tracking communicators development as the product moved into the production phase and to reductions in efforts focused on customizing networks and equipment.

     Provision (Benefit) for Income Taxes. No tax benefit has been recorded in either period as it is more likely than not that the Satellite Networks Business on a stand-alone basis will be unable to realize the benefit of the losses incurred during each six-month period.

     FISCAL YEAR 1999 COMPARED TO FISCAL YEAR 1998

     Revenues. The Satellite Networks Business' revenues decreased 29.9% from $135.3 million in fiscal year 1998 to $94.9 million in fiscal year 1999. This decrease was primarily due to downsizing of the satellite telecommunications
(VSAT) business area due to declines in sales in Asia and South America and the drop off of TDMA sales in North America. This decline was related in part to price competition in the market with Gilat Satellite Networks Ltd. and Hughes Network Systems. Sales were also impacted by the completion of the equipment phase of a large contract in the communications and tracking systems business area. The decrease was offset in part by increased sales from new remote meter reading and asset tracking products.

     Gross Profit. Gross profit decreased 71.2% from $24.4 million (18.0% of revenues) in fiscal year 1998 to $7.0 million (7.4% of revenues) in fiscal year 1999. Gross profits in fiscal year 1998 were reduced by an $11.5 million charge to reduce inventory to the lower of cost or market, in part the result of unanticipated losses on a contract in China and in part related to obsolete inventory parts. Gross profits in fiscal year 1999 were heavily impacted by lower production volumes (VSAT products) and high level of fixed costs in manufacturing, start up costs for the data tracking communicators business, and lower volumes in communications and tracking systems. Downsizing of the business relative to the lower revenues did not occur until the last half of the fiscal year.

     Selling and Administrative Expenses. Selling and administrative expenses decreased 27.8% from $25.2 million (18.6% of revenues) in fiscal year 1998 to $18.2 million (19.2% of revenues) in fiscal year 1999. The decrease is primarily due to reduced selling and marketing expenses related to the downsizing of the sales and marketing organizations and the international offices.

     Restructuring Charges. The Satellite Networks Business recorded restructuring charges of $3.4 million in fiscal year 1998 for severance, facility relocation related to moving the network operations center from Melbourne, Florida to Atlanta, Georgia, and to write-off goodwill related to the 1988 acquisition of Adcom.

     Research and Development. Research and development expenses decreased 20.1% from $10.6 million (7.8% of revenues) for fiscal year 1998 to $8.5 million for fiscal year 1999 (8.9% of revenues) because of reductions in the research and development workforce.

     Provision (Benefit) for Income Taxes. The Satellite Networks Business incurred significant losses during fiscal year 1999 and no tax benefit was recorded as it is more likely than not that the Satellite Networks Business on a stand-alone basis will be unable to realize the benefit of the losses incurred. In fiscal year 1998, losses incurred generated an income tax benefit on a stand-alone basis, as benefits would be realized through a carryback of the losses to prior profitable periods.

     FISCAL YEAR 1998 COMPARED TO FISCAL YEAR 1997

     Revenues. The Satellite Networks Business' revenues decreased 4.5% from $141.7 million in fiscal year 1997 to $135.3 million in fiscal year 1998. This decrease was primarily due to lower VSAT sales, particularly in Europe and North America offset by increases in South America.

     Gross Profit. Gross profit decreased 37.4% from $39.0 million (27.5% of revenues) in fiscal year 1997 to $24.4 million (18.0% of revenues) in fiscal year 1998. The decrease in gross profit was primarily the result of an $11.5 million charge relating to excess and obsolete inventory as a result of the consolidation of operations and the discontinuance of certain product models.

     Selling and Administrative Expenses. Selling and administrative expenses decreased 4.9% from $26.5 million (18.6% of revenues) in fiscal year 1997 to $25.2 million (18.6% of revenues) in fiscal year 1998. The Satellite Networks Business receives an allocation of corporate expenses based on sales. The decrease was caused by a lower allocation of corporate expenses to the business due to lower sales. This was offset in part by increased selling and marketing expenses.

     Restructuring Charges. Restructuring charges of $3.4 million in fiscal year 1998 were recorded for severance, facility relocation related to moving the network operations center from Melbourne, Florida to Atlanta, Georgia, and to write-off goodwill related to the 1988 acquisition of Adcom.

     Research and Development. Research and development expenses increased 4.2% from $10.2 million (7.2% of revenues) in fiscal year 1997 to $10.6 million (7.8% of revenues) in fiscal year 1998. This was primarily caused by the development expenses associated with development of the remote meter reading and asset tracking products.

     Provision (Benefit) for Income Taxes. In fiscal year 1998, losses incurred generated an income tax benefit on a stand-alone basis, as benefits would be realized through a carryback of the losses to prior profitable periods. In 1997, the Satellite Networks Business, on a stand-alone basis, recorded an income tax provision based upon an effective tax rate of 30%, which represents the effective tax rate of its parent, Scientific-Atlanta Inc.

THE SATELLITE NETWORKS BUSINESS BACKLOG

     As of December 31, 1999, the Satellite Networks Business' backlog was $65.1 million based on Scientific-Atlanta's corporate policy and $94.8 million restated to conform to ViaSat's policy. Awards for the six months ended December 31, 1999 were $81.1 million. The awards exclude approximately $37.1 million in awards which Scientific-Atlanta corporate policy excludes from orders because the deliveries are more than six months from the order date for satellite telecommunications or 18 months from the order date for communications and tracking systems.

                        LIQUIDITY AND CAPITAL RESOURCES

     ViaSat has financed its operations to date primarily with cash flows from operations, bank line of credit financing, equity financing and loans for the purchase of capital equipment. Cash provided by operating activities for the fiscal year ended March 31, 1999 was $13.4 million, while cash used in operating activities for the fiscal year ended March 31, 1998 was $127,000. The relative increase in cash provided from operating activities for the year ended March 31, 1999 compared to the prior year was primarily due to an increase in net income and reductions in accounts receivable and inventory. The reduction in accounts receivable resulted from the collection of overdue receivables from the U.S. government at March 31, 1998, and from the timing of customer payments. Cash provided by operating activities for the nine months ended December 31, 1999 was $1.7 million and cash provided by operating activities was $8.4 million for the nine months ended December 31, 1998. The relative decrease in cash provided by operating activities for the nine months ended December 31, 1999 compared to the same period of the prior year was primarily due to the timing of receivable collections, but was also impacted by growth in inventories and lower accounts payable. Days sales outstanding have been high for the last two quarters primarily because of delays in payments on some government contracts. The payments were delayed due to processing delays at the government paying offices, but have since been paid.

     Cash used in investing activities for the fiscal years ended March 31, 1999 and 1998 was $11.4 million and $10.0 million, respectively. This increase in cash used was the result of purchasing $8.9 million in short-term, investment grade debt securities offset by lower purchases of property and equipment of $2.5 million, primarily consisting of test equipment and computers. Cash provided by investing activities for the nine months ended December 31, 1999 was $9.3 million and cash used in investing activities for the nine months ended December 31, 1998 was $8.7 million. During the nine months ended December 31, 1999, $12.2 million in short-term investments matured and were reinvested into investments classified as cash equivalents. ViaSat purchased $2.9 million of property and equipment during the nine months ended December 31, 1999 and $2.1 million during the nine months ended December 31, 1998. ViaSat's purchases of property and equipment primarily consist of test equipment and computers.

     Cash provided by financing activities for the fiscal years ended March 31, 1999 and 1998 was $717,000 and $745,000, respectively. Cash used by financing activities for the nine months ended December 31, 1999 was $399,000 and cash provided by financing activities for the nine months ended December 31, 1998 was $789,000. This decrease was primarily the result of reduced borrowings for equipment financing.

     At March 31, 1999, ViaSat had $6.0 million in cash and cash equivalents, $14.8 million in short-term investments, $31.3 million in working capital and $2.5 million in long-term debt which consists of equipment financing. At December 31, 1999, ViaSat had $19.2 million in cash, cash equivalents and short-term investments, $36.8 million in working capital and $1.5 million in equipment financing. ViaSat had no outstanding borrowings under its line of credit at December 31, 1999.

     ViaSat has received a commitment from Union Bank of California and Washington Mutual Bank to provide a total credit facility of $50.0 million, consisting of a bridge loan of $45.0 million for use in the acquisition of the Satellite Networks Business as needed, a secured letters of credit facility of $3.5 million and two secured term loans which total $1.5 million. The commitment provides for post-acquisition financing as needed of $15 million for the unpaid principal balance of the bridge loan and a secured revolving credit facility of $25 million for general working capital. ViaSat is in the process of negotiating the terms of this commitment.


     ViaSat's future capital requirements will depend upon many factors, including the progress of ViaSat's research and development efforts, expansion of ViaSat's marketing efforts, the nature and timing of orders and the ability to improve the financial results of the Satellite Networks Business. ViaSat believes that its current cash balances and net cash expected to be provided by operating activities will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months. ViaSat invests its cash in excess of current operating requirements in short-term, interest-bearing, investment-grade securities. ViaSat's working capital requirements may increase as a result of the acquisition of the Satellite Networks Business.


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

                                    BUSINESS

INTRODUCTION

     We are a leading provider of advanced broadband digital satellite communications and other wireless networking and signal processing equipment and services. Based on our extensive experience in complex defense communications systems, we have developed the capability to design and implement innovative communications solutions which enhance bandwidth utilization by applying our sophisticated networking and digital signal processing techniques. On January 18, 2000, we announced an agreement to acquire the Satellite Networks Business, which will allow us to accelerate significantly the growth of our commercial business. To date, we have achieved 13 consecutive years of internally generated revenue growth and 12 consecutive years of profitability. Our goal is to leverage our advanced technology and capabilities to capture a significant share of the global satellite communications services and equipment segment of the high-growth broadband communications market. Pioneer Consulting, a leading market research firm, has estimated that the global satellite broadband access services portion of this market will increase to $30 billion and 39.6 million users by 2007.

     Our internal growth to date has been driven largely by our success in meeting the need for advanced communications products for the U.S. military. By developing cost-effective communications products incorporating our advanced technologies we have continued to grow the markets for our defense products and services in an environment of shrinking defense budgets. Our current defense products include our UHF DAMA satellite communications products consisting of modems, terminals and network control systems, our advanced multifunction information distribution system, or MIDS, product line, and our simulation and test equipment which allows the testing of sophisticated airborne radio equipment without expensive flight exercises. The MIDS terminal operates as part of the Link-16 line-of-sight tactical radio system that enables real time data networking among ground and airborne military users providing an electronic overview of the battlefield. We were recently selected by the U.S. government as a new Link-16 terminal contractor and one of only three current U.S. government certified manufacturers of Link-16 MIDS terminals. The Link-16 market segment has significant technology barriers to entry, and the U.S. and international military portion of the Link-16 MIDS market is expected to total approximately 8,000 units and generate approximately $2 billion in revenues for Link-16 providers over the next five to ten years.

     We have been increasing our focus in recent years on offering satellite based communications products to address commercial market needs. Our commercial business has grown from approximately 5% of our revenues in fiscal year 1999 to approximately 22% of our revenues in the nine months ended December 31, 1999. Based on our DAMA technology and systems integration experience, we have recently won several important projects, including our $36 million contract with Science Applications International Corporation (SAIC) to provide two-way broadband on demand services in the oil field industry and our $6.9 million contract with Star Cruises Management, Ltd. to outfit its entire ship fleet for mobile broadband and telephony. To date, our principal commercial offerings have been our StarWire DAMA-based VSAT terminals, network control systems, and related network integration and network services. StarWire utilizes Internet Protocol circuits on a demand basis to provide high-speed data, video, voice and fax communications.

     While our own commercial business has been growing, we recognize the need to accelerate growth in order to participate more effectively in the anticipated growth for broadband commercial satellite communications services and products. We believe our pending acquisition of the Satellite Networks Business will give us the scale and scope to become a larger player in this market. The Satellite Networks Business, which is also a significant DAMA-based VSAT vendor, will further strengthen our position in the DAMA marketplace. The Satellite Networks Business provides additional product lines addressing the non-DAMA VSAT market, the gateway market, the asset tracking and meter reading market, and the telemetry and antenna systems market. In addition, the Satellite Networks Business brings us a larger and more experienced commercial salesforce, a significant customer base, and additional research and development and engineering capabilities. Our plan is to rapidly integrate our existing commercial activities
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with those of the Satellite Networks Business and to move the headquarters of our commercial business to the Satellite Networks Business facilities in Norcross, Georgia. On a combined basis, we expect that our commercial satellite business will represent over half of our total revenues.

THE VIASAT ADVANTAGE

     LEADING INDUSTRY POSITION. We have a leading position in certain segments of the advanced communications network industry, including our leadership in DAMA and Link-16 MIDS businesses. More recently, some of our largest contracts have related to the provision of broadband equipment and services to commercial customers utilizing existing satellites. The acquisition of the Satellite Networks Business will increase our presence in the satellite communications ground segment and services business. We believe that our leadership position in the development of advanced technologies and the provision of broadband equipment and services provides us with a competitive advantage in developing and enhancing our products and services to capture a significant portion of the emerging high growth broadband communications market.

     LEADING TECHNOLOGY INNOVATOR. We are a leading provider of innovative and advanced communications network products and services. We have achieved this leadership through our expertise in applying emerging technologies to satellite networks as well as developing entirely new technologies. To maintain our technological innovation we have over 180 engineers focusing on the research, design and development of new and enhanced communications network technologies and techniques. The acquisition of the Satellite Networks Business will expand our group of engineers to approximately 310, as well as provide us with expertise in many additional components of satellite systems. Because we provide our engineers with the opportunity to continually work with and develop state of the art technologies, we have been successful in hiring and retaining highly-qualified engineers.

     EXPERIENCED MANAGEMENT TEAM. We have a strong and experienced management team, which has overseen our profitable internally-generated growth for more than a decade. Prior to joining us, several members of our management team have had experience in successfully acquiring and integrating advanced technology businesses. Mark D. Dankberg, a co-founder of ViaSat and a leader in satellite systems solutions and development, has been our President, Chief Executive Officer and Chairman since our inception in 1986. Each of the other two founders of ViaSat, Mark J. Miller, Vice President and Chief Technical Officer and Steven
R. Hart, Vice President-Engineering and Chief Technical Officer, continue to serve as integral members of our management team. In addition, the remainder of our senior management team has significant long-term experience in the satellite communications industry.

     HIGH QUALITY AND EFFICIENT MANUFACTURING PROCESSES. We believe that our ability to deliver high-quality, low-cost products through our manufacturing processes has been a key factor in our success in attracting and retaining customers. We utilize a range of contract manufacturers to maintain low-cost products and to support rapid increases in the volume of units. By using contract manufacturers for a large portion of our manufacturing, we are able to take advantage of the contract manufacturers' high-volume purchasing power, advanced manufacturing equipment, and highly-trained workforce. We also maintain the internal capability to conduct limited manufacturing for small volume productions, final assembly, integration and testing. As part of our manufacturing accomplishments, we have for the past three years maintained ISO 9000 certification for our product development, manufacturing and support services. As further recognition of our manufacturing success, Lockheed Martin Corporation recently honored us with a Star Supplier award for continued product quality and delivery. We were one of the four suppliers to receive this award among 65,000 of Lockheed Martin's suppliers.

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STRATEGY

     Our objective is to leverage our advanced technology and capabilities to capture a significant share of the global satellite services and equipment segment of the high growth broadband communications market, as well as to maintain a leadership position in developing and supplying DAMA-based products to the government market. To implement this strategy, we intend to:

     CAPITALIZE ON OUR EXISTING TECHNOLOGY LEADERSHIP IN NEW AND EMERGING HIGH GROWTH COMMUNICATIONS MARKETS. We believe that the global satellite communications services and equipment segment of the high-growth broadband communications market presents a number of attractive opportunities to apply our advanced technologies and capabilities. We plan to develop new products and enhance existing products to capture a significant share of this anticipated growth opportunity. As part of our strategy to penetrate the broadband communications market, we intend to significantly expand our activity as a network service provider. As a result of the acquisition of the Satellite Networks Business, we will significantly increase our ability to offer our customers satellite bandwidth, installation of network equipment, on-line network monitoring and network maintenance.

     MAINTAIN AND ENHANCE OUR TECHNOLOGY LEADERSHIP POSITION. We are a leader in the development of advanced broadband digital satellite and other wireless technologies. We continually strive to improve our technology by meeting complex network design needs for customers and by devoting significant resources to research, design and development efforts in emerging markets. In order to enhance our technology leadership position we intend to leverage the experience of our skilled research, design and engineering team to develop new and enhanced satellite products and applications. We also intend to devote additional funds, consisting of a portion of the proceeds from this offering and the cost-savings associated with eliminating duplicative research, design and development efforts between us and the Satellite Networks Business, to further strengthen our technological expertise.

     PROVIDE SUPERIOR CUSTOMER VALUE BY DESIGNING ADVANCED SYSTEMS AND LOWERING THE TOTAL COST OF NETWORK OWNERSHIP. We plan to continue to provide our customers superior value by offering network solutions with the lowest total cost of ownership, considering factors such as equipment purchase cost, cost of satellite bandwidth, delivery schedules and installation and maintenance costs. With the recent emergence of broadband networks where the cost of bandwidth represents a higher proportion of the overall network cost, products that are based on technologies which increase the efficient use of bandwidth, such as DAMA and PCMA, offer a means to provide additional customer value. We intend to develop new products and enhance existing products, primarily based on our DAMA technology, to offer customers a cost-effective two-way broadband solution.

     EMPHASIZE STRATEGIC PARTNERSHIPS TO ACCELERATE MARKET PENETRATION. We intend to establish relationships with companies whose financial, marketing, operational or technological resources can accelerate the introduction of new technologies and the penetration of new markets. We are seeking to develop strategic relationships with satellite manufacturers, satellite network equipment manufacturers, high-volume consumer product manufacturers and distributors, systems integrators and installers, ground-based network equipment manufacturers, satellite operators, and satellite network service providers through teaming arrangements, joint ventures and equity investments. Large, complex network systems typically involve partnering or teaming arrangements as a means to compete successfully for and implement complete network systems. As a leader of innovative network designs and communications solutions, we believe we are an attractive partner for other companies in the satellite communications market.

     MAINTAIN OUR HISTORICAL EMPHASIS ON OPERATIONAL EFFICIENCY AND FINANCIAL PERFORMANCE. We have maintained a strong emphasis on operational efficiency and financial performance. We believe that operational focus is essential to our continuing success in providing advanced communications network solutions. In order to continue this performance, we devote significant time and resources to key components of our business, such as our manufacturing processes, design systems, customer relationships, research and development efforts, and the expansion of our markets. We expect our strong emphasis on operational efficiency and financial performance to be a key factor in successfully integrating the Satellite Networks Business.
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TECHNOLOGY

     We develop innovative technologies aimed at rapidly evolving communications markets. Our development efforts focus on enhancing existing communications technologies and developing new technologies to increase the efficiency of our communications products. We integrate advanced signal processing, networking and multiple access techniques into our networks to increase the efficiency of satellite resources and to support more users with a given amount of bandwidth.

     Since no single technology is optimal for all applications, we believe it is important to maintain expertise in a broad range of communications technologies. We excel at determining and designing the optimal technologies for a specific network use and then integrating those technologies with our products. Our technology development efforts have led to the successful introduction of a number of advanced digital communications products ranging from our innovative commercial satellite networks to our military Link-16 MIDS products.

     As a result of our technological expertise, we have developed numerous communications products based on DAMA technology. DAMA technology enables efficient utilization of satellite resources by allowing users to share bandwidth based on their changing needs. DAMA network subscribers only access a communications link for the duration of the transmission. The terminated communication link is then made available for use by other subscribers in the DAMA network. In addition, DAMA technology allows the development of networks providing unrestricted direct connectivity among users.

     DAMA-based networks provide two primary communications solutions: switching services and access for network users. DAMA satellite networks essentially enable the satellite to act as a "switch in the sky." An originator of a communication can use a DAMA-based network to be connected or switched directly to the desired destination either through a single hop to a ground-based gateway where the signal is then routed through the ground-based network or through a single hop point-to-point connection between terminals in the network. In the latter case, the signal is switched directly to the end user by the satellite through the use of an Internet Protocol router embedded in our network control products.

     Mesh networks based on DAMA technology are particularly advantageous where both in-bound and out-bound, point-to-point transmission at high data rates are needed since traditional non-DAMA networks are capable of providing high data rates in only one direction. The optimal application for DAMA mesh networks are networks comprised of a large number of users communicating at high data rates with other users, such as corporate and government networks or Intranets.

                                    DIAGRAM
     [Diagram of four satellite terminals transmitting and receiving signals through a satellite controlled by the network control system.]

     We have also developed advanced satellite networks incorporating our advanced technology using "hub and spoke" architectures. These networks require all transmissions to be routed through a central
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ground-based hub location and are most useful for communications from remote locations to a central network location. These networks require two satellite transmissions, or hops, for communication from one remote user to another user.

                                    DIAGRAM
[Diagram of four satellite terminals transmitting and receiving signals through a satellite to a central hub location.]

     Recently, we developed our patented PCMA technology which represents a fundamentally new technique for two-way satellite communications. PCMA technology is a key example of our advanced signal processing and multiple access techniques. PCMA technology enables two satellite terminals to use the same bandwidth at the same time, enabling satellite networks to support up to twice as many users or double the traffic on a given satellite resource. For users of the same bandwidth, the satellite communications signal represents an aggregate of the signal sent to the other user and the signal received from the other user. PCMA technology permits each user receiving the combined signal to delete the signal that the user sent, leaving only the signal intended to be received. The separation and deletion of the unwanted portion of the signals takes place on the ground by the terminal and does not interfere with the satellite transmission. We have recently developed prototypes and models for the integration and testing of the PCMA technology and anticipate offering products using our PCMA technology in the near future.
[Diagram of two satellite terminals transmitting and receiving signals from a satellite.]

                                    DIAGRAM

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COMMERCIAL MARKETS

     MARKET OPPORTUNITY

     The introduction of satellite communications technology in the 1950's represented a fundamental change in communications networks. A communications satellite, in essence, provides the ability to route a communications signal through the sky. Signals are sent from users on the ground to the satellite, which then amplifies the signal and sends it back to the end-user on the ground. Depending on the altitude of a satellite's orbit, it can cover a geographic area, or footprint, larger than the size of a continent. The key components of a satellite communications system include:

     - user terminals connecting the users to the satellite network,

     - satellites which relay communications signals to and from the users, and

     - gateways that control the satellite network and connect it to communications networks on the ground.

     The essential advantage of satellite communications is that they allow a network provider to rapidly deploy new communications services to large numbers of people anywhere in the footprint of the satellite. Consequently, satellites can be used to deploy broadband services in developed and developing markets in a shorter period of time than building ground-based infrastructure. Moreover, in some areas satellite solutions are less expensive than terrestrial wired and wireless alternatives. As satellite communications equipment becomes less expensive and new capabilities emerge in satellite communications technology, we believe that the market for satellite communications offers tremendous growth opportunities.

     The demand in the commercial market for communications network products has been growing in both developed and developing countries. Much of the growth in demand is due to high data rate, or broadband, Internet or Intranet access, which requires transmission speeds that are much higher than traditional voice connections. We believe there are significant opportunities to provide satellite links to fill in gaps in ground-based wired and wireless coverage. The high growth projected in the commercial satellite communications industry is expected to be driven by the following major factors: (1) rapidly growing world-wide demand for communications services in general, and broadband data networks in particular, (2) the relative cost-effectiveness of satellite communications for many uses, (3) recent technological advancements which broaden applications for and increase the capacity and efficiency of satellite based networks, and (4) global deregulation and privatization of government-owned telecommunications carriers.

     We provide satellite communications network solutions for multiple segments of the commercial market.

     DATA NETWORKS. Satellite networks are well suited for data networks which focus on (1) rapidly deploying new services across large geographic areas, (2) reaching multiple user locations separated by long distances, (3) filling in gaps or providing support for data points of congestion, or "bottlenecks," in ground-based communications networks, and (4) providing communications capabilities in remote locations and in emerging markets where ground-based infrastructure has not yet been developed.

     Corporate users are increasingly appreciating the benefits of satellite networks as they realize the advantages described above. Satellite networks are experiencing significant growth as a substitute for, or supplement to, ground-based communications services such as frame relay, digital subscriber lines, fiber optic cables, and Integrated Services Digital Networks (ISDN). We believe satellite data network products and services will continue to present us with significant growth opportunities as broadband data networks continue to expand in developed and developing markets throughout the world.

     INTERNATIONAL AND RURAL TELECOMMUNICATIONS SERVICES. In a large number of remote or rural areas in developed countries and throughout developing countries, voice services are limited by the lack of ground-based infrastructure. In these areas, satellite networks are able to rapidly provide high-quality communications services in a cost-effective manner. In contrast to ground-based networks, satellite

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networks are simple to reconfigure or expand and are generally immune to difficulties of adding additional users in geographically dispersed areas. Another primary advantage of satellite networks is that additional users can be connected to a network in a short period of time.

     We believe there are growth opportunities for providing satellite communications equipment and services to communications service providers targeting rural and residential areas in developed and developing countries where it may not be cost effective or time efficient to lay the necessary ground-based infrastructure for telephone and voice services. We believe satellite based telecommunications products and services represent a growth opportunity for us.

     INTERNET APPLICATIONS. The Internet is evolving into a global medium, allowing millions of individuals throughout the world to communicate, share information, and engage in electronic commerce. In recent years, there has been significant growth in the use of satellites for Internet traffic. This growth has been centered on connecting Internet service providers, or ISPs, with the Internet. Satellite capacity is being used primarily where fiber cable is prohibitively expensive or rare, such as rural areas or emerging countries.

     We expect satellite communications to continue to offer a cost-effective augmentation capability for ISPs, particularly in markets where ground-based networks are unlikely to be either cost-effective or abundant. Additionally, satellite broadcast architecture provides an attractive alternative for ISPs, which are presently dealing with congestion associated with rapid and uneven Internet growth. Satellite systems can relieve congestion by providing a low-cost means of selectively distributing content to sites closer to end users.

     PRODUCTS AND SERVICES

     Following the acquisition of the Satellite Networks Business, we will offer a broad range of satellite communications and other wireless communications products and services, including:

     VSAT NETWORK PRODUCTS. A VSAT terminal usually consists of an indoor unit and an outdoor unit. The indoor unit usually connects to a user's desktop or equipment similar to a modem and contains the circuitry needed to connect the desktop or equipment to the satellite. The outdoor unit usually includes an antenna, generally two to six feet in diameter, and electronic equipment that transmits and receives signals to and from the satellite. The network control system manages communications between the user terminals.

     We currently offer the StarWire(TM) DAMA product line, while the Satellite Networks Business offers the Skylinx(TM) DAMA and the SkyRelay(TM) TDMA product lines.

     StarWire. Our StarWire VSAT products employing DAMA technology provide "mesh" broadband data, video and voice services via satellite to remote locations and areas that lack adequate ground-based communications infrastructure. Using frequency pre-correction, one of our resource management techniques, StarWire provides high levels of DAMA operating efficiency. In addition, all of our StarWire products are embedded with Internet Protocol routing and are compatible with Internet and Intranet applications. Our StarWire line currently consists of two terminal products and a network control system.

     Our Calypso terminal represents a lower priced terminal with up to two DAMA channels and operating rates from 4.8 kbps to 2 Mbps. This terminal is ideal for backup and restoral of ground-based networks, file transfers, extending coverage of existing ground-based communications networks, and networks with multiple server locations such as corporate Intranets. Many features and functions of the Calypso terminal are implemented in our advanced software and are downloadable over the satellite. This flexibility makes the implementation of new enhancements and features easy, extends the life of the equipment and enables the terminal to quickly adapt to different network protocols.

     In contrast, our Aurora terminal is a subscriber terminal providing up to six DAMA channels, with a standard operating rate of 2 Mbps per second. The Aurora terminal further enhances bandwidth efficiency by determining satellite and terminal transmission power prior to establishing a connection and then

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optimizing the terminal power based on service type, error correction requirements, antenna size, and satellite footprint. Users of the Aurora terminal can connect computers, phones, a private branch exchange (PBX), or facsimile machines directly to the terminal, or use the terminal as part of a gateway into a public-switched telephone network. The Aurora terminal also implements many of the functions in our advanced software, making it simple to download software through the satellite for on-going maintenance or adding new product enhancements.

     The StarWire product line also consists of a scaleable network control system consisting of a computer workstation and network server similar to the StarWire subscriber terminals, which together essentially function as a "switchboard in the sky." This system performs real-time circuit assignment, system-wide resource management, and extensive network management. The system can assign network resources in three ways: (1) on demand, (2) by reservation one time or periodically, and (3) permanently. The network control systems are Windows NT-based, giving users a graphically rich interface to make the system easy to learn and simple to use. The configuration implements two control channels: inbound for satellite resource requests and outbound for resource assignment. The StarWire network control system is significantly less expensive than large installations required by conventional VSAT systems. The network control system works to further enhance the optimization of the network with comprehensive monitoring of peak loading, utilization percentages, blocking statistics, network-wide status, terminal configurations, and diagnostics.

     Skylinx. The Satellite Networks Business' Skylinx VSAT product is a competitively-priced VSAT terminal based on DAMA technology. This product is designed to provide inexpensive, toll quality telephone service for voice and fax communication for small businesses and cities in areas lacking adequate telephone infrastructure. An important feature of the Skylinx terminal is the large number of telephone interfaces which it supports. The ability to interface with many different telephone protocols gives the Skylinx terminal a much larger addressable market as compared to other VSAT systems which normally only support one or two voice interfaces. These voice protocols include 2-wire E&M, 4-wire E&M, MF, DTMF, R2, China #1, SS#5, and SS#7.

     The Skylinx VSAT terminal's flexibility, in conjunction with the Skylinx network control system, allows common or custom numbering plans, downloadable channel unit circuit types, interfaces and signaling systems. This enables a network to accommodate specific customer requirements for private business telephony, public rural telephony and disaster recovery. In addition, a single Skylinx network control system can support up to 62,000 subscribers in the network. We believe the Skylinx terminals offer a cost-effective communications solution for rural telephony users who have historically been without service.

     SkyRelay. The Satellite Networks Business' SkyRelay products based on TDM/TDMA technology are designed for transaction-oriented, single point to multi-point satellite networks. The feature that distinguishes a TDM/TDMA network from other satellite networks is that information for each specific site is quickly transmitted a few bits at a time instead of being all sent in one continuous transmission. The SkyRelay VSAT terminal product is designed to efficiently distribute large amounts of data through a network from a central hub location to many remote users. The SkyRelay is a high-end product supporting multiple data protocols, including X.25, SDLC/SNA, BSC 2780, 3780, BSC 3270, Async, and Internet Protocol routing. The ability to interface with many different data protocols gives SkyRelay networks a much larger addressable market as compared to other VSAT data communication systems which support fewer data protocols. Protocols may be assigned on a port by port basis on the SkyRelay terminals with different ports using different protocols. All protocol parameters are configured remotely by the network management system, then downloaded to the remote site.

     Another important feature of the SkyRelay VSAT terminal is that it increases the efficiency of bandwidth utilization by automatically adjusting bandwidth resources to fit the precise nature of user traffic. As traffic switches from simple interactive transactions to complex batch transfer, each SkyRelay terminal is able to transition automatically from a straightforward contention protocol on the satellite link to an array of alternative channel access schemes. Transparent to the user, these dynamic adjustments in

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traffic loading minimize transmission delays. The SkyRelay network management system further increases bandwidth efficiency by tracking bandwidth utilization, identifying traffic patterns, providing automatic trouble-tickets, and creating user profiles. Typical applications supported by SkyRelay include remote network access, email, voice communications, ATM networks, credit card and check authorizations, inventory control, and information management.

     New VSAT Network Product Development. We continually strive to develop new commercial products and services, both from our research and development efforts as well as through leveraging our government technologies and techniques to commercial applications. For example, we intend to implement our patented PCMA technology into products in the near future. In addition, with the acquisition of the Satellite Networks Business, we will gain a wide range of new technologies and products. We intend to harmonize our products and technologies with the products and technologies of the Satellite Networks Business to create derivative products and technologies composed of the strengths and best features of each of our combined products.

     COMMUNICATIONS AND TRACKING SYSTEMS. The Satellite Networks Business' communications and tracking systems products are designed for three market segments: (1) gateway infrastructure, (2) remote sensing ground stations and (3) tracking, telemetry and command ground stations. Communications and tracking systems products consist of essentially the same three components: a large satellite antenna dish, a high-powered radio transmitter and receiver, and an ultra high speed satellite modem. The size of antennas range from 3.6 meters to 18 meters in diameter depending on the power of the transmissions from the satellite. The modems integrated into these systems can process data at rates of up to 150 Mbps per second, depending on the application of the satellite system. These systems support functions in the L, S, X, Ku, and Ka-band frequency spectrums.

     Gateways. The Satellite Networks Business' gateway business represents a key component of our ability to offer complete network development and integration services. The gateway products are used to connect satellites to the communications infrastructure on the ground, such as public switched telephone networks. The Satellite Networks Business offers a number of different gateway products depending on the type, speed and size of the network. The gateways developed by the Satellite Networks Business consist of the Satellite Networks Business' hardware and software as well as third party hardware. Although each of these components employs advanced technologies, the most complex component of a gateway is the design and software used to integrate each of the hardware components and operate the system. Gateways represent a key part of any satellite network since all satellite networks need gateways to route the traffic in the network.

                                    DIAGRAM

     [Diagram of satellite transmitting and receiving signals through a satellite terminal and a gateway earth station, which includes an antenna, a radio subsystem and a modem.]

     We believe that we will derive many benefits and efficiencies from our gateway building capabilities. Since the gateway is the most complex and central component of any network, the optimization of the gateway for the specific network use is critical to optimizing the entire network. The ability to provide gateways and integrate those gateways into our innovative network solutions will provide us with an
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advantage over other network manufacturers and integrators, most of which purchase gateways from third parties. The Satellite Networks Business has extensive experience in developing gateways for systems using Ka-band technologies. These new technologies are the cornerstone of emerging satellite services like broadband on demand.

     Remote Sensing Ground Stations. The Satellite Networks Business has been a leader in the remote sensing ground station market for over 20 years. Remote sensing ground stations receive images of the earth transmitted from low earth orbit satellites. These images are often collected for both civilian and military purposes. The remote sensing ground station products of the Satellite Networks Business typically include a personal computer with software to provide satellite pre-mission planning, automated pre-pass set-up, system performance integrity analysis, signal routing assignments, and maintenance actions.

     Tracking, Telemetry and Command Systems. The Satellite Networks Business' tracking, telemetry and command products are designed to provide a means for monitoring and controlling satellites in orbit. The telemetry subsystem in the satellite supplies measurements of various parameters to an earth station which is responsible for the satellite management. The tracking systems provide the tracking and command functions of the system. The tracking subsystem provides the facilities by which the satellite orbit can be determined. Satellites operating in low earth orbit need to have their orbit parameters determined so that their passage over the earth station can be accurately predicted. The command subsystem provides the means by which the satellite is controlled.

     DATA TRACKING COMMUNICATORS. The Satellite Networks Business' data tracking communicators are designed to relay information at low data rates through small satellites in low earth orbit, whereas traditional VSAT terminals relay information at higher data rates through large satellites placed far higher up in orbit. Because they do much less than traditional VSAT terminals, data tracking communicators cost only a few hundred dollars, as opposed to thousands of dollars for traditional VSAT terminals.

     For fixed applications like automated meter reading and the monitoring and controlling of electric utility distribution networks, data tracking communicators are proving to be cost effective in areas where ground-based communications may not be available or reliable. The fixed site communicator includes a single card modem board, multiple access ports, industry-standard connectors, AC and backup DC power supply, and a fully integrated antenna. The entire unit is housed in a case with knockouts for power and communication lines to facilitate installation.

     For mobile applications like automated vehicle location systems that track and monitor the status of remote vehicles such as trucks, trailers and railway locomotives as well as marine vessels, data tracking communicators can provide substantial savings to large fleet operators. The mobile communicator includes a single card modem board, multiple access ports, industry-standard connectors, DC battery-based power supply with charger, and an external antenna. Extra space is provided in the electronics compartment of the unit to accommodate third party components, such as PCS and cellular systems.

     NETWORK INTEGRATION SERVICES. We provide a suite of network integration services. Network integration services are a primary competitive advantage we maintain in the commercial satellite communications industry. Most of the manufacturers in this industry do not perform complex and customized network integration. Instead, most manufacturers only sell hardware and software communications products. Although some companies build standardized networks limited to the applications offered by the hardware and software used in the network, we are one of the few companies that develop complex, fully-operational networks integrating thousands of advanced hardware and software communications products. With expertise in satellite network engineering, gateway construction, and remote terminal manufacturing for all types of interactive communications services, we take end-to-end responsibility for building, initially operating, and then handing over a fully-operational, customized satellite network. Often our development efforts in building these complex networks results in the development of both new and enhanced technologies that can be leveraged to generate future products and services.

     Network integration services first include network design and then network implementation. Network design involves analyzing the complex configuration or technology required to operate the customer's

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network, designing the system, determining critical system components and parameters of the system, and developing components and specifications for the network's hardware and software. Network implementation involves network hardware and software installation as well as interfacing the network equipment with the customer's other communications equipment. Network designs and implementations are planned and managed by our in-house network design teams.

     NETWORK SERVICES. Satellite network services are a natural extension of our network integration business. Many of our customers want to maintain satellite communications networks without purchasing network control systems, directly purchasing bandwidth from satellite providers, or hiring and training specialized personnel. As part of our strategy to penetrate the broadband communications market, we intend to significantly expand our activity as a network service provider. Our turnkey network services include the provision of bandwidth to our customers by procuring satellite transponder capacity, which we obtain from third parties on an as-needed basis. We provide on-site installation of our equipment sold to customers, systems integration and training of customer on-site personnel. We also provide our customers with access to our network operations center (NOC) and to our network control systems for users of our VSAT terminal products. Although pricing terms vary, we offer flexible terms for our network services based on both a fixed recurring charge per site or variable pricing based on usage. After the acquisition of the Satellite Networks Business, our ability to provide our customers with satellite capacity will be strengthened as the Satellite Networks Business currently has contracted for satellite capacity to support growth in its network services business. We package satellite bandwidth together with our network operation services and the use of our network control systems to provide our customers with immediate access to a satellite network.

     Many of our customers who operate their own networks require technical support. When our customers experience a problem with their network, they can contact the network operations center on a 24 hour basis, seven days a week, where one of our technicians or engineers, using our advanced monitoring and control technology, will work to resolve the problem and restore service. If service cannot be restored to satisfactory levels through our network operations center, we will dispatch one of our experienced field technicians, usually third parties trained and certified by us, to repair or replace the faulty equipment or software. Our maintenance services are supported by our internal logistics and repair organizations. The acquisition of the Satellite Networks Business will further strengthen our ability to provide high-quality technical support to our customers. A key component of our ability to provide end-to-end network solutions is our expertise in network support services.

     Following the acquisition of the Satellite Networks Business, our largest network operations center will be the Satellite Networks Business' center located in Norcross, Georgia, which is staffed by technicians who are trained in network fault isolation, problem resolution and customer service. We also operate a network operations center at our corporate headquarters in Carlsbad, California.

     CUSTOMERS

     The majority of our customers for our commercial products and services are satellite network integrators, large communications service providers and corporations requiring complex communications networks. Although we currently only have a limited number of commercial customers, the acquisition of the Satellite Networks Business will expand our commercial customer base both domestically and internationally.

     Significant commercial customers of our StarWire terminal products and network integration services include Star Cruises Management, Ltd. and Science Applications International Corporation (SAIC). Star Cruises is implementing ship-to-shore and ship-to-ship voice, data, and video communications onboard its fleet of cruise ships using a network designed and implemented by us based on our StarWire DAMA Internet Protocol, satellite-networking products. In addition, we are using our StarWire products to build a fully-operational satellite network for SAIC's global broadband network for oil and gas exploration. This network will represent the first global network operated by our network management services division.

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     We have also been engaged by ASTROLINK International LLC to perform system engineering services related to the terminal segment of the ASTROLINK(TM) System. This engagement is for an initial term of approximately six weeks and maximum compensation to ViaSat of approximately $500,000. ASTROLINK and ViaSat intend to continue discussions relating to a potential definitive agreement for the design and production by ViaSat of terminals for the ASTROLINK(TM) System. Any such agreement would be subject to prior approval by ASTROLINK's board of directors. We cannot assure you that this approval will be obtained. The ASTROLINK(TM) System, which is under development, is planned to be a global, satellite-based system for the provision of high-speed broadband telecommunications services.

     The Satellite Networks Business is currently developing and building the satellite control portion of the gateways for a multi-billion dollar Ka-band broadband satellite system currently under development. In addition, the Satellite Networks Business has provided satellite network products and services for domestic and international customers, including major foreign automobile manufacturers, foreign financial institutions, and major foreign and domestic satellite equipment and service providers such as Telstra, SAAB, Cable and Wireless, Telespazio SpA (ASTROLINK) and Vantage.

     SALES AND MARKETING

     We primarily use direct sales channels to market and sell our products and services. Our marketing and sales activities are organized geographically, with the majority of our salesforce focusing on North America. In addition, the Satellite Networks Business will provide us with an international salesforce and agent relationships, primarily covering Europe, Asia and South America, which we plan to use to target foreign customers for our existing StarWire commercial products. After the acquisition, our sales and marketing group will consist of approximately 40 persons, with over one half located outside the United States.

     Our sales teams consist of account managers and sales engineers, who act as the primary interface to establish account relationships and determine technical requirements for the customers' networks. In addition to our salesforce, we maintain a highly-trained service staff to provide technical product and service support to our customers. The sales cycle in the commercial satellite network market is lengthy and it is not unusual for a sale to take up to 18 months from the initial contact through the execution of the agreement. The sales process often includes several network design iterations, network demonstrations, and pilot networks consisting of a few sites.

     In addition, we seek to develop key strategic relationships to market and sell our network products and services. We seek strategic relationships and partners based on many factors, including financial resources, technical capability, geographic location and market presence. Recently, we developed strategic relationships with SeaTel Inc. and Satpool AB for the development of the Star Cruises customized broadband communications network. We worked closely with SeaTel and Satpool for the development and successful integration of the integral shipboard antennas for these networks.

     We also obtain sales to new customers through referrals from existing customers, industry suppliers, and other sources such as participation in trade shows. Additionally, we direct our sales and marketing efforts to our strategic partners, primarily through our senior management. In some cases a strategic ally may be the prime contractor for a system or network installation and will subcontract a portion of the project to us. In other cases, the strategic ally may recommend us as the prime contractor for the design and integration of the network.

     We provide service, repair and technical support for our products and services. Through our sales teams and support services, we are constantly made aware of customers' needs and their use of products and services. Accordingly, a superior level of continuing customer service and support is integral to our objective of developing and maintaining long-term relationships with our customers. The majority of our service and support activities are provided by our field engineering team, systems engineers, and sales and administrative support personnel, both on-site at the customer's location and by telephone.

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     COMPETITION

     The commercial communications industry is highly competitive and the level of competition is increasing. As a provider of commercial network products and designer of commercial network solutions in the United States and internationally, we compete with a number of wireless and ground-based communications service providers. Many of these competitors have significant competitive advantages, including strong customer relationships, more experience with regulatory compliance, greater financial and management resources, and control over central communications networks. To compete with these providers, we emphasize:

     - the overall cost of our satellite networks, which includes both equipment and bandwidth costs, as compared to products offered by ground-based and other satellite service providers,

     - the distinct advantages of satellite data networks,

     - our end-to-end network implementation services, and

     - our network management services.

     Our principal competitors in the supply of commercial satellite data networks are Hughes Network Systems, Gilat Satellite Networks Ltd., NEC Corporation, and STM Wireless, Inc., each of which offers a broad range of satellite communications products and services. In competing with these companies, we emphasize:

     - the advanced and flexible features integrated into our products,

     - our proven design solutions and network integration services for complex, customized network needs, and

     - the increased bandwidth efficiency offered by our networks and products.

     The Satellite Networks Business primarily operates within the same satellite communications markets as us and competes with the same companies. In addition, the Satellite Networks Business competes in large part with Datron/Transco Inc. in the communications and tracking systems market.

     In the future there will likely be formidable competition for high-speed broadband networking from several announced Ka-band satellite systems such as Spaceway, Astrolink, and Teledesic and the Ku-band Skybridge system. In many cases these systems will offer capabilities that are similar to those enabled by StarWire networks.

GOVERNMENT MARKETS

     MARKET OPPORTUNITY

     Historically, the U.S. military has driven development of many new wireless technologies. This includes pioneering applications of satellite communications, digital radios, spread spectrum, and mobile wireless networks to connect widely dispersed operations. In many cases, these technologies have been transitioned to serve broader commercial markets. However, more recently technology developed for commercial applications has been increasingly used for military markets as the military looks for more efficient ways to rapidly access the most advanced technology for warfare applications.

     The break-up of the Soviet Union has caused the U.S. military to de-emphasize strategic missions and shift towards more localized tactical roles such as peacekeeping, counter-terrorism, counter-insurgency and drug enforcement. These missions create new demands for rapidly deployable, mobile connectivity. In addition, reductions in the defense budget have led to a numerically smaller, more technologically advanced military force. As a result, defense networks are increasingly built around advanced technologies and products providing high-speed transmissions of digital tactical data.

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     The market for defense applications of wireless technologies is growing at a higher rate than other parts of the defense market due in large measure to an increasing reliance on complex weapon and tactical data communication systems. Key reasons for this growth include:

     - the need to communicate target information and the location of coalition and enemy forces to all military units in the battlefield,

     - the need to maintain smaller, lighter, less expensive and better performing voice and data equipment for rapid deployment of ground troops and weapons systems to all parts of the world,

     - the need to develop advanced networks capable of supporting modern military maneuvers and operations, and

     - the development of new technologies that are increasing the utility of wireless communications networks by decreasing operating costs and increasing bandwidth utilization and capabilities.

     We believe that we are well positioned to take advantage of the trends in the defense industry. Our leadership in the UHF DAMA market and communications test equipment, and our recent selection as one of only three current U.S. government certified manufacturers of Link-16 MIDS terminals, provide an advantage for future United States and international procurements in these areas and a foundation from which to expand our sales opportunities. We intend to continue applying commercial standards (e.g., Internet Protocols) and products (e.g., StarWire) into government applications to expand our traditional opportunities by both increasing capabilities and functionality of our government products as well as increasing the cost competitiveness of these offerings.

     PRODUCTS AND SERVICES

     We offer a broad range of products and services to the government communications market. We are a leading developer of UHF DAMA products and services for the U.S. military. In addition, we have recently developed highly sophisticated communications products for military applications such as the Link-16 MIDS terminal and our simulator and test products.

     UHF DAMA PRODUCTS. UHF is a globally available U.S. satellite radio frequency for military communications. We have historically developed many advanced products for the U.S. military for use on the UHF frequency. Many of these products employ DAMA-based technology to efficiently manage the limited bandwidth represented by the UHF frequency. Our UHF DAMA products and services for the government market include:

     AN/PSC-5 Terminal is also known as the Spitfire. The Spitfire is a battery-operated UHF satellite radio that Raytheon Systems Company builds for the U.S. Army. Spitfires are used to send encrypted voice, electronic mail, fax or other data via satellite. Our DAMA modem, which is a central component of the Spitfire, allows the radio operator to automatically request a portion of a satellite channel for a selected destination at the time the operator needs to send a message or transmit data. The Spitfire radio, combined with a portable satellite antenna, can be used to transmit secure voice or other data from almost anywhere in the world. We have provided over 7,000 DAMA modems to Raytheon for the Spitfire. A next-generation modem development is underway with a recent order for 3,000 modems for application in Raytheon's extended Skyfire and Shadowfire line of radios as well as other applications such as the Tomahawk missile program.

     Worldwide Network Control System is the DAMA network management system originally developed and installed by us for the U.S. Air Force, which has recently been used by the U.S. Navy. The network consists of four sites worldwide that manage automatic DAMA access to UHF satellite channels. The network control computer developed by us automatically allocates satellite resources to subscriber terminals when a subscriber requests a voice or data service. The network control system also keeps track of which satellite terminals are active and the capacity available for each satellite. We continue to offer technical support services to each network management site.

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     MD-1324 is our stand-alone UHF DAMA modem product. This modem can be used with many types of UHF satellite radios. The MD-1324 enables a satellite radio connected to external equipment to connect to a DAMA-based network. We have provided over 1,000 of these modems to U.S. and international forces. We also recently developed an upgrade to our MD-1324 product which adds an improved digital signal processor to enable better performance within the same package.

     VT-320 is our next generation UHF DAMA terminal product. The VT-320 is a programmable, modular radio system providing flexible configuration of UHF satellite communications terminals and test equipment. This product line is intended for near-term applications throughout the U.S. services and in international military sales.

     QDC-100 is our antenna combiner product. Without this product, an aircraft loses communications if its single fixed antenna is pointed away from the satellite by aircraft position changes. This product is currently used on U.S. Navy P-3 Orion reconnaissance aircraft. Additional potential uses for this product include international and naval shipboard applications. Recent upgrades to our QDC-100 product will provide a stand-alone satellite communications and antenna-combining solution in one piece of equipment for applications to the United States and international aircraft and surface ships which currently have multiple antennas.

     DOCCT/S is our trainer and simulator product. By simulating signals, this product enables users to integrate and test UHF DAMA systems as well as train UHF DAMA users without actually accessing the DAMA network through the satellite. Access to this tool simplifies the user's activity by providing realistic communications experiences without the difficult and expensive process of obtaining satellite resources.

     LINK-16 PRODUCTS. Link-16 is a high performance broadband data link system selected by the U.S. government and international allied nations to support networked information transmission across a variety of air, sea and ground-based platforms. The Link-16 system is a wireless line-of-sight system used to communicate among ground and airborne military users without the use of a satellite. We were recently selected by the U.S. government as a new Link-16 terminal contractor, and only one of two current U.S. government qualified manufacturers of Link-16 MIDS terminals. A third Link-16 MIDS manufacturer has been certified by the U.S. government but has not yet met all the requirements to serve as a government contractor. The Link-16 market segment has significant technology barriers to entry, and the U.S. and international military portion of the Link-16 MIDS market is expected to total approximately 8,000 units and generate approximately $2 billion in revenues for Link-16 providers over the next five to ten years. In addition, this market may experience growth from non-military applications and the development of other related Link-16 products and test equipment. Our Link-16 products include:

     Multifunction Information Distribution System, or MIDS, terminals are designed to operate in a highly secure, high performance wireless networking system that allows military platforms, including fighter aircraft, ships, command and control aircraft, and ground-based units, to share critical real-time information. Platforms that employ MIDS/Link-16 within a theater of operation use it to first collect tactical information from each user's on-board sensors such as radars, early warning electronic warfare systems, and electronic identification systems and then disseminate a packaged set of information back to

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the other network users. By sharing this critical information, MIDS allows each user in a Link-16 network to maintain a real-time situational awareness picture of the entire battle space.

                                   [GRAPHIC]

     [Diagram of military units communicating through a network in the sky.]

     Our MIDS terminals communicate in a Link-16 network using a complex, highly secure waveform. This waveform is designed to provide reliable communications to multiple users within a hostile electromagnetic environment. It employs many advanced techniques, such as direct sequence spread spectrum, frequency hopping, error detection and correction coding, and encryption, to ensure maximum robustness and jam resistance.

     The first U.S. platforms to receive MIDS will be the Navy F/A-18 fighter aircraft and the Air Force F-16 Fighting Falcon. Other platforms include U.S. ground-based Command and Control platforms, bomber aircraft, ships, submarines, the French Rafael fighter, the European EF-2000, Italy's AMX/Tornado fighters, and Spain's EF-18 fighters.

     Link-16 Test Products include a system we developed for Logicon's Link-16 Monitoring System which provides the capability to receive transmissions, complete with signal quality measures, for monitoring and analyzing the Link-16 wireless network. The Link-16 Simulator is another of our test products that allows the generation of low power Link-16 signals representing many different participants in the network for testing of Link-16 equipment in a dynamic, dense environment.

     COMMUNICATION ENVIRONMENT SIMULATOR/JOINT COMMUNICATION SIMULATOR/COMMUNICATIONS NAVIGATION AND IDENTIFICATION SIMULATOR. CES/JCS/CNIS is a product designed to simulate realistic radio environments that can be used to test how well surveillance or other radio systems work in the presence of various and changing communications signals. The simulation product generates a large number of very accurate radio frequency signals which can be radiated and received by the equipment under test or potentially directly inserted into multiple antenna ports.

     VIASAT INTERNET PROTOCOL CRYPTO. Our VIP Crypto product is a device that encrypts classified information so that it can be transmitted over communications networks, ground-based or satellite. This product enables classified private networks to be set up and operated over unclassified networks such as the public Internet. VIP Crypto is based on our Embeddable Infosec Product, which has been approved by the National Security Agency for transmission of classified information classified up to top secret. We

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anticipate National Security Agency endorsement of the VIP Crypto in 2000, clearing the way for deployment in U.S. Department of Defense operated networks.

     CUSTOMERS

     The primary customers of our government products and services are the U.S. Department of Defense, international allied nations and large defense contractors. While most of our commercial customers are based in the United States, many of our large defense contractor customers have recently been leveraging our network design experience and the advanced capabilities of our products to sell communications products to international military forces. Examples of large defense contractors with which we have worked in the past include Raytheon Systems Company, Lockheed Martin Corporation, The Boeing Company, Northrop-Grumman Corporation and Marconi Communications, Elmer S.p.A.

     SALES AND MARKETING

     We use both direct and indirect sales channels to sell our government products. We have approximately six sales and marketing personnel who offer our government products and services. All of these sales personnel are located in the United States. International government sales are conducted through our U.S. sales personnel. Although many of our sales are generated from direct sales, we often sell our products directly to prime contractors responsible for developing the entire network system where our products are integrated and embedded into the system.

     Our government sales teams consist of engineers, program managers, marketing managers and contract managers who work together to identify business opportunities, develop customer relationships, develop solutions for the customer's needs, prepare proposals and negotiate a contractual arrangement. The period of time from initial contact through the point of product sale and delivery can take over three years for more complex product developments or for product developments including prototypes and demonstrations. Products already in production can usually be delivered to a customer between 90 to 180 days.

     Our indirect sales are primarily generated from strategic relationships with prime contractors for large defense projects and referrals from existing large defense contractor customers.

     COMPETITION

     The government communications industry is highly competitive and the level of competition is increasing. As a developer of communications products and services for the government markets in the United States and internationally, we compete with a variety of communications providers. Many of these companies have significant competitive advantages, including long standing customer relationships, more experience with meeting government standards, and greater financial and management resources. To compete effectively, we emphasize:

     - our record of developing and producing products in relatively short periods of time,

     - our products featuring advanced and flexible architectures,

     - our proven network design solutions, and

     - our competitive product and service prices.

     Our principal competitors in the supply of communications products and services to the U.S. government include The Titan Corporation, Rockwell International Corporation, Raytheon Systems Company, Motorola, Inc., and BAE Systems. With respect to Link-16 products, our principal competitor is Data Link Solutions (DLS), a partnership between BAE Systems and Rockwell's Collins division, which is also a U.S. government qualified Link-16 MIDS provider. EuroMIDS, a third provider of Link-16 MIDS products, which has been certified by the U.S. government but has not yet met all of the requirements to serve as a U.S. government contractor, is a consortium among Thomson-CSF, MID S.p.A., ENOSA, and DaimlerChrysler AG. We compete with EuroMIDS in the international MIDS
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terminal market. We believe that we are competitively positioned among these companies because of our installed base of equipment, our existing contracts, our market lead time with respect to some DAMA product capabilities and our participation in both the network control and subscriber terminal markets.

RESEARCH AND DEVELOPMENT

     We believe that future success depends on the ability to adapt to the rapidly changing satellite communications and related signal processing and networking software environment. Therefore, the continued timely development and introduction of new products is essential in maintaining our competitive position. We develop most of our products in-house and currently have a research and development and engineering staff that includes over 180 engineers, which will increase to approximately 310 engineers following the acquisition of the Satellite Networks Business. A significant portion of our research and development efforts in the defense industry has generally been conducted in direct response to the specific requirements of a customer's order and, accordingly, these amounts are included in the cost of sales when incurred and the related funding is included in revenues at that time. In contrast, all of the research and development efforts of the Satellite Networks Business have been focused on the development of commercial products and services.

     Our revenues for research and development funded by government and commercial customers during the nine months ended December 31, 1999 were approximately $22.9 million, during fiscal year 1999 were approximately $40.5 million, during fiscal year 1998 were approximately $25.6 million, and during fiscal year 1997 were approximately $21.3 million. In addition, we invested $6.0 million in the nine months ended December 31, 1999, $7.6 million in fiscal year 1999, $7.6 million in fiscal year 1998, and $5.1 million in fiscal year 1997 on independent research and development, which is not directly funded by a third party. Funded research and development contains a profit component and is therefore not directly comparable to independent research and development. As a government contractor, we also are able to recover a portion of our independent research and development expenses, consisting primarily of salaries and other personnel-related expenses, supplies and prototype materials related to research and development programs. The expenses for the Satellite Networks Business' research and development during fiscal year 1999 were $8.5 million, during fiscal year 1998 were $10.6 million and during fiscal year 1997 were $10.2 million.

     We have benefited and continue to benefit from the Small Business Innovation Research program, known as SBIR, through which the government provides research and development funding for companies with fewer than 500 employees. As we have grown, our reliance on SBIR funding for research and development has significantly decreased. We expect to lose our SBIR funding status after completion of the acquisition of the Satellite Networks Business due to the increased size of the combined entity. We cannot assure you that our loss of SBIR funding status will not materially harm our business. Nevertheless, we plan to build from this established technology base to further develop products for commercial applications.

MANUFACTURING

     Our manufacturing objective is to produce high-quality products that conform to their specifications at the lowest possible manufacturing cost. We primarily utilize a range of contract manufacturers, based on the volume of the production, to reduce the costs of products and to support rapid increases in delivery rates when needed. As part of our manufacturing process, we conduct extensive testing and quality control procedures for all products before they are delivered to customers.

     Contract manufacturers produce products for many different customers and are able to pass on the benefits of large scale manufacturing to their customers. These manufacturers are able to achieve high quality products with lower levels of costs by (1) exercising their high-volume purchasing power, (2) employing advanced and efficient production equipment and systems on a full-time basis, and (3) using a highly skilled workforce. Our primary contract manufacturers include Jabil Circuit, Inc., SMS Technologies, Inc. and SMTEK International.

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     Our experienced management team facilitates the efficient contract manufacturing process through the development of strong relationships with a number of different contract manufacturers. By negotiating beneficial contract provisions and purchasing some of the equipment needed to manufacture our products, we retain the ability to move the production of our products from one contract manufacturing source to another if required. Our operations management has experience in the successful transition from in-house production to contract manufacturing. The degree to which we employ contract manufacturing depends on the maturity of the product. We intend to limit our internal manufacturing capacity to new product development support and customized products which need to be manufactured in strict accordance with a customer's specifications and delivery schedule. Therefore, our internal manufacturing capability for standard products has been, and is expected to continue to be, very limited, and we intend to rely on contract manufacturers for large scale manufacturing.

     We also rely on outside vendors to manufacture specific components and subassemblies used in the production of our products. Some components, subassemblies and services necessary for the manufacture of our products are obtained from a sole supplier or a limited group of suppliers. In particular, Texas Instruments is a sole source supplier of digital signal processing chips, which are critical components used by us in substantially all of our products.

     Currently, the Satellite Networks Business relies in large part on internal manufacturing capabilities to manufacture its products. As part of the acquisition, we are entering into an agreement with Scientific-Atlanta under which Scientific-Atlanta will continue to manufacture some products of the Satellite Networks Business for an interim period of six months. During this interim period, we intend to transition the manufacturing of the products of the Satellite Networks Business to contract manufacturers.

BACKLOG

     We had firm backlog of $44.9 million at March 31, 1999, of which $36.8 million was funded, not including options of $45.2 million. As of December 31, 1999, we had firm backlog of $77.2 million, of which $57.9 million was funded. This backlog does not include our recent $23.4 million MIDS contract award on January 20, 2000, of which $11.7 million was funded. Of the $77.2 million in firm backlog at December 31, 1999, approximately $15.7 million is expected to be delivered in fiscal year 2000, approximately $21.8 million is expected to be delivered in fiscal year 2001 and the balance is expected to be delivered in fiscal year 2002 and thereafter. The increase in backlog results from growth in total awards for both commercial and defense products from $38.8 million for the nine months ended December 31, 1998 to $84.4 million for the nine months ended December 31, 1999. We include in our backlog only those orders for which we have accepted purchase orders. Our firm backlog does not include contract options of $55.3 million. These options include $46.3 million of Indefinite Delivery/Indefinite Quantity (IDIQ) contracts for our UHF DAMA satellite communications products and $6.5 million of IDIQ contracts for our other products.

     Backlog is not necessarily indicative of future sales. A majority of our backlog from U.S. military contracts scheduled for delivery can be terminated at the convenience of the government since orders are often made substantially in advance of delivery, and our contracts typically provide that orders may be terminated with limited or no penalties. In addition, purchase orders may present product specifications that would require us to complete additional product development. A failure to develop products meeting such specifications could lead to a termination of the related purchase order.

     The backlog amounts as presented are comprised of funded and unfunded components. Funded backlog represents the sum of contract amounts for which funds have been specifically obligated by customers to contracts. Unfunded backlog represents future amounts that customers may obligate over the specified contract performance periods. Our customers allocate funds for expenditures on long-term contracts on a periodic basis. Our ability to realize revenues from government contracts in backlog is dependent upon adequate funding for such contracts. Although funding of its government contracts is not within our control, our experience indicates that actual contract fundings have ultimately been approximately equal to the aggregate amounts of the contracts.

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     As of December 31, 1999, the Satellite Networks Business' backlog was $94.8 million. Awards for the nine months ended December 31, 1999 were $81.1 million.

GOVERNMENT CONTRACTS

     A substantial portion of our revenues are generated from contracts and subcontracts with the U.S. Department of Defense and other federal government agencies. Many of our contracts are competitively bid and awarded on the basis of technical merit, personnel qualifications, experience and price. We also receive some contract awards involving special technical capabilities on a negotiated, noncompetitive basis due to our unique technical capabilities in special areas. Recently the Federal Acquisition Streamlining Act of 1994 has encouraged the use of commercial type pricing on dual use products. Our future revenues and income could be materially affected by changes in procurement policies, a reduction in expenditures for the products and services provided by us, and other risks generally associated with federal government contracts.

     We provide products under federal government contracts that usually require performance over a period of one to five years. Long-term contracts may be conditioned upon continued availability of congressional appropriations. Variances between anticipated budget and congressional appropriations may result in a delay, reduction or termination of these contracts. Contractors often experience revenue uncertainties with respect to available contract funding during the first quarter of the government's fiscal year beginning October 1, until differences between budget requests and appropriations are resolved.

     Our federal government contracts are performed under cost-reimbursement contracts, time-and-materials contracts and fixed-price contracts. Cost-reimbursement contracts provide for reimbursement of costs and for payment of a fee. The fee may be either fixed by the contract or variable, based upon cost control, quality, delivery and the customer's subjective evaluation of the work. Under time-and-materials contracts, we receive a fixed amount by labor category for services performed and are reimbursed for the cost of materials purchased to perform the contract. Under a fixed-price contract, we agree to perform specific work for a fixed price and, accordingly, realize the benefit or detriment to the extent that the actual cost of performing the work differs from the contract price. Revenues generated from contracts with the federal government or our prime contractors for fiscal year 1999 were approximately 17% from cost-reimbursement contracts, approximately 3% from time-and-materials contracts and approximately 72% from fixed-price contracts of total revenues.

     Our allowable federal government contract costs and fees are subject to audit by the Defense Contract Audit Agency. Audits may result in non-reimbursement of some contract costs and fees. While the government reserves the right to conduct further audits, audits conducted for periods through fiscal year 1996 have resulted in no material cost recovery disallowances for us.

     Our federal government contracts may be terminated, in whole or in part, at the convenience of the government. If a termination for convenience occurs, the government generally is obligated to pay the cost incurred by us under the contract plus a pro rata fee based upon the work completed. When we participate as a subcontractor, we are at risk if the prime contractor does not perform its contract. Similarly, when we act as a prime contractor employing subcontractors, we are at risk if a subcontractor does not perform its subcontract.

     Some of our federal government contracts contain options that are exercisable at the discretion of the customer. An option may extend the period of performance for one or more years for additional consideration on terms and conditions similar to those contained in the original contract. An option may also increase the level of effort and assign new tasks to us. In our experience, options are usually exercised.

     Our eligibility to perform under our federal government contracts requires us to maintain adequate security measures. We have implemented security procedures that we believe are adequate to satisfy the requirements of our federal government contracts.

REGULATORY ENVIRONMENT

     Some of our products are incorporated into wireless communications systems that are subject to regulation domestically by the Federal Communications Commission and internationally by other government agencies. Although the equipment operators and not us are responsible for compliance with these regulations, regulatory changes, including changes in the allocation of available frequency spectrum and in the military standards which define the current networking environment, could materially adversely affect our operations by restricting development efforts by our customers, making current products obsolete or increasing the opportunity for additional competition. Changes in, or our failure to manufacture products in compliance with, applicable regulations could materially harm our business. In addition, the increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for these products, generally following extensive investigation and deliberation over competing technologies. The delays inherent in this government approval process have in the past caused and may in the future cause the cancellation, postponement or rescheduling of the installation of communication systems by our customers, which in turn may have a material adverse effect on the sale of our products to the customers.

     We are also subject to a variety of local, state and federal government regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture our products. The failure to comply with current or future regulations could result in the imposition of substantial fines on us, suspension of production, alteration of our manufacturing processes or cessation of operations. To date, these regulations have not had a material effect on our business, as we have neither incurred significant costs to maintain compliance nor to remedy past noncompliance.

     We believe that we operate our business in material compliance with applicable government regulations. We are not aware of any pending legislation that if enacted could materially harm our business.

     In addition to the local, state and federal government regulations, the Satellite Networks Business must comply with applicable laws and obtain the approval of the regulatory authorities of each foreign country in which it operates. The laws and regulatory requirements relating to satellite communications and other wireless communications systems vary from country to country. Some countries have substantially deregulated satellite communications and other wireless communications, while other countries maintain strict and often burdensome regulations. The procedure to obtain these regulatory approvals can be time-consuming and costly, and the terms of the approvals vary for different countries. In addition, in some countries there may be restrictions on the ability to interconnect satellite communications with ground-based communications systems.

INTELLECTUAL PROPERTY

     Both we and the Satellite Networks Business rely on a combination of patents, trade secrets, copyrights, trademarks, service marks and contractual rights to protect our intellectual property. We attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other security measures. Although we intend to protect our rights vigorously, we cannot assure you that these measures will be successful. In addition, the laws of some countries in which our products are or may be developed, manufactured or sold may not protect our products and intellectual property rights to the same extent as the laws of the United States.

     While our ability to compete may be affected by our ability to protect our intellectual property, we believe that, because of the rapid pace of technological change in the wireless personal communications industry, our technical expertise and ability to introduce new products on a timely basis will be more important in maintaining our competitive position than protection of our intellectual property and that patent, trade secret and copyright protections are important but must be supported by other factors such as the expanding knowledge, ability and experience of our personnel, new product introductions and frequent product enhancements. Although we continue to implement protective measures and intend to defend vigorously our intellectual property rights, we cannot assure you that these measures will be successful.

     In the event of litigation to determine the validity of any third party's claims, the litigation could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not the litigation is determined in our favor. The wireless communications industry has been subject to frequent litigation regarding patent and other intellectual property rights. Leading companies and organizations in the industry have numerous patents that protect their intellectual property rights in these areas. In the event of an adverse result of any litigation, we could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology that is the subject of the litigation.

EMPLOYEES

     As of March 27, 2000, we had 380 employees (of which 28 were temporary employees), including over 194 in research and development, 14 in sales and marketing, 87 in production, and 85 in corporate, administration and production coordination. We currently employ 182 engineers, including 75 engineers who have masters degrees and seven engineers who have doctorate degrees. None of our employees are covered by a collective bargaining agreement and we have never experienced any strike or work stoppage. We believe that our relations with our employees are good.

     As of March 27, 2000, the Satellite Networks Business had 338 employees, including over 128 in research and development, 25 in sales and marketing, 161 in production, and 24 in corporate, administration and production coordination. The Satellite Networks Business employs 128 engineers. None of the employees of the Satellite Networks Business are covered by a collective bargaining agreement.

FACILITIES

     We are headquartered in facilities consisting of approximately 180,000 square feet in Carlsbad, California, under a lease expiring in 2009. Additionally, we maintain offices in Boston, Massachusetts and Sydney, Australia. We anticipate operating additional regional sales offices in 2000 and beyond.

     After the acquisition, the Satellite Networks Business will be operated from three facilities consisting of an aggregate of approximately 141,534 square feet located in Norcross, Georgia. These facilities will be subject to leases expiring in 2002, with options to extend the terms through 2005. The Satellite Networks Business also will maintain offices or a sales presence in the United Kingdom, Australia, Russia, China, India, Chile and Italy after completion of the acquisition.

LEGAL PROCEEDINGS

     From time to time, we may be involved in litigation arising in the ordinary course of our business. We are not presently a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information concerning the directors, executive officers and other principal officers of ViaSat as of March 27, 2000.

           NAME              AGE                               POSITION
           ----              ---                               --------
Mark D. Dankberg...........  44     Chairman of the Board, President and Chief Executive Officer
Richard A. Baldridge.......  41     Vice President and Chief Financial Officer
Gregory D. Monahan.........  54     Vice President -- Administration, General Counsel and Secretary
Dr. Thomas E. Carter.......  45     Vice President and General Manager of Electronics Systems Group
Thomas M.                    41     Vice President and General Manager of Commercial Products Group
  Wittenschlaeger..........
Stephen W. Cable...........  44     Vice President -- Strategic Development
James P. Collins...........  55     Vice President -- Business Development of Electronics Systems
                                    Group
Mark J. Miller.............  39     Vice President, Chief Technical Officer and Assistant Secretary
Steven R. Hart.............  45     Vice President -- Engineering and Chief Technical Officer
Robert L. Barrie...........  55     Vice President -- Operations
Frank J. Drdek.............  52     Vice President -- Human Resources
James F. Bunker............  65     Director
Dr. Robert W. Johnson......  49     Director
B. Allen Lay...............  65     Director
Dr. Jeffrey M. Nash........  52     Director
William A. Owens...........  59     Director

     Additional information concerning the directors and executive officers is presented below:

     MARK D. DANKBERG was a founder of ViaSat and has served as Chairman of the Board, President and Chief Executive Officer of ViaSat since its inception in May 1986. Mr. Dankberg also serves as a director of REMEC, Inc., a publicly-held company which manufactures microwave multi-function modules, and Connected Systems, a privately-held company which develops and manufactures digital voice messaging systems. Prior to founding ViaSat, he was Assistant Vice President of M/A-COM Linkabit, a manufacturer of satellite telecommunications equipment, from 1979 to 1986 and Communications Engineer for Rockwell International Corporation from 1977 to 1979. Mr. Dankberg holds B.S.E.E. and M.E.E. degrees from Rice University.

     RICHARD A. BALDRIDGE joined ViaSat in April 1999 as Vice President and Chief Financial Officer. Prior to joining ViaSat, Mr. Baldridge served as Vice President and General Manager of Raytheon Corporation's Training Systems Division from January 1998 to April 1999. From June 1994 to December 1997, Mr. Baldridge served as Chief Operating Officer, Chief Financial Officer and Vice President -- Finance and Administration for Hughes Information Systems and Hughes Training Inc., prior to their acquisition by Raytheon in 1997. Mr. Baldridge's other experience includes various senior financial management roles with General Dynamics Corporation. Mr. Baldridge also serves as a director of Jobs for America's Graduates (JAG) and the National Alliance of Business (NAB). Mr. Baldridge holds a B.S. degree in Business Administration, with an emphasis in Information Systems, from New Mexico State University.

     GREGORY D. MONAHAN has served as Vice President, General Counsel and Secretary of ViaSat since April 1999 and as Vice President, Chief Financial Officer and General Counsel from December 1988 to April 1999. Prior to joining ViaSat, Mr. Monahan was Assistant Vice President of M/A-COM Linkabit from 1978 to 1988. Mr. Monahan holds a J.D. degree from the University of San Diego and B.S.M.E. and M.B.A. degrees from the University of California, Berkeley.

     DR. THOMAS E. CARTER has served as Vice President and General Manager of Electronics Systems Group since August 1996 and as Vice President of Engineering since November 1990. Prior to joining ViaSat, Dr. Carter served in several positions including Business Area Manager, Program Manager and

System Engineering Department Manager in the Military Electronics and Avionics Division of TRW Inc. Dr. Carter holds a Ph.D. in Electrical Engineering from the University of Southern California and B.S.E.E. and M.S.E.E. degrees from Rice University.

     THOMAS M. WITTENSCHLAEGER joined ViaSat in October 1998 as Vice President and General Manager of the Commercial Products Group. Mr. Wittenschlaeger served as Director, International Finance and Business Assessment of Hughes Space and Communication from April 1997 to October 1998. From April 1994 to March 1997, Mr. Wittenschlaeger held various positions at Hughes, including Vice
President -- Business Development, Assistant Division Manager, Command and Control Systems Division, and Director -- Business Assessment and Member of the Technical Staff. Mr. Wittenschlaeger holds a B.S. in Electrical Engineering from the U.S. Naval Academy and co-founded the University of California, Los Angeles' Executive Program in Marketing. Mr. Wittenschlaeger is also a graduate of the Executive Program in Business at the University of California, Los Angeles.

     STEPHEN W. CABLE joined ViaSat in October 1998 as Vice
President -- Strategic Development. Prior to joining ViaSat, Mr. Cable served as Director, Satcom Systems of Rockwell International Corporation's Collins Government Systems Division from September 1997 to October 1998. From October 1994 to August 1997, Mr. Cable held various positions with Rockwell in its Communications Systems Division, including Director of Advanced Programs, Director of Engineering, Acting General Manager, Vice President Rockwell Global Wireless business initiative and Chairman of the Strategic Planning Council for the Communications Systems Division. Mr. Cable holds B.S.E.E. and M.S.E. degrees in Electrical Engineering from Rice University.

     JAMES P. COLLINS has served as Vice President -- Business Development of the Electronics Systems Group since March 1997 and as Vice President of Business Development of ViaSat since December 1988. Prior to joining ViaSat, Mr. Collins was Assistant Vice President of M/A-COM Linkabit from 1982 to 1988. Mr. Collins was a Director of Marketing while at General Dynamics Corporation from 1976 to 1982 and prior to that served on active duty in the U.S. Army for ten years. Mr. Collins currently serves in the U.S. Army Reserve as a Brigadier General. He holds a B.A. degree from Hofstra University and a M.S. degree in Geodetic Science from Ohio State University.

     MARK J. MILLER was a founder of ViaSat and has served as Vice President and Chief Technical Officer of ViaSat since 1993 and as Engineering Manager since 1986. Prior to joining ViaSat, Mr. Miller was a Staff Engineer at M/A-COM Linkabit from 1983 to 1986. Mr. Miller holds a B.S.E.E. degree from the University of California, San Diego and a M.S.E.E. degree from the University of California, Los Angeles.

     STEVEN R. HART was a founder of ViaSat and has served as Vice
President -- Engineering and Chief Technical Officer since March 1997, as Vice President and Chief Technical Officer since 1993 and as Engineering Manager since 1986. Prior to joining ViaSat, Mr. Hart was a Staff Engineer and Manager at M/A-COM Linkabit from 1982 to 1986. Mr. Hart holds a B.S. in Mathematics from the University of Nevada, Las Vegas and a M.A. in Mathematics from the University of California, San Diego.

     ROBERT L. BARRIE joined ViaSat in January 1997 as Vice President of Operations. Prior to joining ViaSat, Mr. Barrie was Vice President of Operations at Pacific Communications Sciences Inc. from 1987 to 1996. Mr. Barrie served in several positions at OAK Communications, Inc. from 1980 to 1986 including Vice President -- Program Management. Mr. Barrie was a Vice President at LaPointe Industries from 1969 to 1980. Mr. Barrie holds a B.S. degree in Business from Charter Oak State College and a M.B.A. from National University.

     FRANK J. DRDEK joined ViaSat in February 1998 as Vice President of Human Resources. Prior to joining ViaSat, Mr. Drdek served as Vice President of Human Resources at Proxima Corporation from January 1992 to February 1998. Mr. Drdek's previous experience includes serving as Vice President of Human Resources for Topaz/Square -- D Corporation and Director of Human Resources for NCR Corporation and Caterpillar Corporation. Mr. Drdek holds a B.S. degree in Business Administration from San Diego State University and a business teaching credential from Palomar College.

     JAMES F. BUNKER has been a director of ViaSat since February 1997. In July 1998, Mr. Bunker was named President and Chief Executive Officer of Video Network Communications, Inc., a publicly-held desktop video conferencing company. Since 1993, Mr. Bunker has served as President of Windsor Consulting Group, a privately-held emerging technology and business transition consulting company. From 1991 to 1993, he served as President of the VideoCipher division of General Instruments, Inc. Prior to 1991, Mr. Bunker held several senior management positions at M/A-Com Linkabit. Mr. Bunker received a B.S. degree in Electrical Engineering from Northeastern University and completed the Sloan School Senior Executive Program.

     DR. ROBERT W. JOHNSON has been a director of ViaSat since 1986. Dr. Johnson has worked in the venture capital industry since 1980, and has acted as an independent investor since 1988. Dr. Johnson currently serves as a director of Hi/fn and Stac Software Inc., publicly-held companies which manufacture semiconductors and software for networking, data storage and storage management. Dr. Johnson also serves as a director of TimeLine Vista, a privately-held company which manufactures professional audio equipment, and Axcelerant, a privately-held provider of virtual broadband networks over the Internet. Dr. Johnson holds B.S. and M.S. degrees in Electrical Engineering from Stanford University and M.B.A. and D.B.A. degrees from Harvard Business School.

     B. ALLEN LAY has been a director of ViaSat since 1996. Since 1983, he has been a General Partner of Southern California Ventures, a venture capital company. Mr. Lay is currently a director of PairGain Technology, Inc., a publicly-held telecommunications company, Physical Optics Corporation, a privately-held optical systems company, and Waveband Corporation, a privately-held wave scanning antenna and sensor company.

     DR. JEFFREY M. NASH has been a director of ViaSat since 1987. Since 1994, he has been President of Digital Perceptions Inc., a consulting and software development firm serving the defense, communications, general aviation and commercial computer industries. From August 1995 to December 1997, he was President, Chief Executive Officer and a director of TransTech Information Management Systems, Inc., a privately-held company which produced software and mobile systems for the towing and recovery industry. From 1989 to 1994, he served as Chief Executive Officer and President of Visqus Corporation as well as Conner Technology, Inc., both subsidiaries of Conner Peripherals, Inc. Dr. Nash is currently a director of REMEC, Inc., a publicly-held company which manufactures microwave multi-function modules, Tiernan Communications, Inc., a privately-held company manufacturing high definition television equipment, Prisa Networks, a privately-held company manufacturing fiber channel networking products for high-end storage area networks, StoragePoint.com, a privately-held online storage company, and ORINCON Technology Inc., a privately-held defense and commercial technical services and software company.

     WILLIAM A. OWENS has been a director of ViaSat since August 1998. Mr. Owens has been Co-Chief Executive Officer and Vice Chairman of Teledesic LLC, a publicly-held telecommunications company, and Chairman and Chief Executive Officer of affiliated Teledesic Holdings Ltd. since August 1998. Mr. Owens was President, Chief Operating Officer and Vice Chairman of Science Applications International Corporation (SAIC), a privately-held firm, from March 1996 to August 1998. From February 1994 to February 1996, Mr. Owens was Vice Chairman of the Joint Chiefs of Staff, and the nation's second-ranking military officer. Mr. Owens has also served as Deputy Chief of Naval Operations for Resources, Warfare Requirements and Assessments, Commander of the U.S. Sixth Fleet and Senior Military Assistant to the Secretary of Defense. Mr. Owens holds a B.S. degree in Mathematics from the U.S. Naval Academy, B.A. and M.A. degrees in politics, philosophy and economics from Oxford University, and a M.S. degree in Management from George Washington University.

                             PRINCIPAL STOCKHOLDERS


     The following table provides information regarding the beneficial ownership of our common stock, assuming no exercise of the underwriters' over-allotment option, as of March 27, 2000, and as adjusted for this offering, by:

     - our directors and executive officers,


     - each person who is known by us to own beneficially more than 5% of our common stock, and



     - all directors and executive officers as a group.



     Beneficial ownership includes shares of outstanding common stock and shares of common stock that a person has the right to acquire within 60 days after the date of this table. Except as indicated in the footnotes to this table and under applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.


     The address of each person named in the table below is c/o ViaSat, Inc., 6155 El Camino Real, Carlsbad, California 92009.


                                                                                    PERCENTAGE OF
                                                                                     COMMON STOCK
                                                      NUMBER OF SHARES       ----------------------------
                                                       OF COMMON STOCK          BEFORE          AFTER
                       NAME                         BENEFICIALLY OWNED(1)    THE OFFERING    THE OFFERING
                       ----                         ---------------------    ------------    ------------
Mark D. Dankberg..................................          839,200             10.22%           8.00%
Steven R. Hart....................................          581,814              7.11            5.56
Robert W. Johnson.................................          276,249              3.37            2.64
Mark J. Miller....................................          269,413              3.29            2.58
Gregory D. Monahan................................          200,445              2.44            1.91
Jeffrey M. Nash...................................          180,207              2.20            1.72
B. Allen Lay(2)...................................          169,515              2.07            1.62
Thomas E. Carter(3)...............................          161,067              1.97            1.54
Robert L. Barrie..................................           34,564                 *               *
Richard A. Baldridge..............................           14,000                 *               *
James F. Bunker...................................           12,501                 *               *
Thomas M. Wittenschlaeger.........................           10,000                 *               *
Stephen W. Cable..................................            9,307                 *               *
Frank Drdek.......................................            4,596                 *               *
William A. Owens..................................            2,500                 *               *
All directors and executive officers as a group
  (15 persons)....................................        2,765,378             32.91           25.90


-------------------------
 *  Less than 1%.

(1) Includes the following shares issuable upon the exercise of outstanding stock options which are exercisable within 60 days of March 27, 2000: Mr. Dankberg -- 38,340 option shares, Mr. Hart -- 11,337 option shares, Dr. Johnson -- 15,169 option shares, Mr. Miller -- 10,837 option shares, Mr. Monahan -- 22,539 option shares, Mr. Lay -- 15,169 option shares, Dr.
    Nash -- 15,169 option shares, Dr. Carter -- 19,203 option shares, Mr.
    Barrie -- 31,000 option shares, Mr. Baldridge -- 14,000 option shares, Mr. Bunker -- 11,501 option shares, Mr. Wittenschlaeger -- 10,000 option shares, Mr. Cable -- 7,200 option shares, Mr. Drdek -- 4,000 option shares and Mr. Owens -- 2,500 option shares.

(2) Includes (a) 15,200 shares of common stock held by Lay Charitable Remainder Unitrust, and (b) 30,403 shares of common stock held by Lay Living Trust.


(3) Includes (a) 3,366 shares of common stock held by Janna C. Carter Education Trust, (b) 3,366 shares of common stock held by Michelle L. Carter Education Trust, and (c) 3,366 shares of common stock held by Bradley T. Carter Education Trust. Dr. Carter disclaims beneficial ownership of these shares.

                             ACQUISITION AGREEMENTS

ASSET PURCHASE AGREEMENT

     PURCHASE PRICE

     The asset purchase agreement provides that Scientific-Atlanta will sell us substantially all of the assets of the Satellite Networks Business. The purchase price for the Satellite Networks Business will include (1) an aggregate of approximately $75.0 million in cash, subject to adjustment as described below, and (2) warrants to purchase 50,000 shares of our common stock. The cash portion of the purchase price may be:

     - increased or decreased to the extent that the net worth of the Satellite Networks Business as of the closing differs from approximately $53.4 million, which was the net worth of the Satellite Networks Business as of October 1, 1999, and

     - decreased to the extent that the customer deposits of the Satellite Networks Business for work not yet performed as of the closing exceed $3.5 million.

The warrants are divided into four equal installments of 12,500 shares, with each installment expiring two years from the closing. The exercise prices of the warrants range from $52.50 to $82.50 per share.

     The purchase price will be payable as follows:

     - at the closing, we will pay Scientific-Atlanta $65.2 million in cash, subject to adjustments described above, and issue to Scientific-Atlanta warrants to purchase 50,000 shares of our common stock,

     - on the 30th calendar day after the closing, we will pay
       Scientific-Atlanta approximately $4.8 million in cash, and

     - on the 60th calendar day after the closing, we will pay
       Scientific-Atlanta approximately $4.8 million in cash.


     We have agreed to pay Scientific-Atlanta interest at an annual rate of 12% on the cash portion of the purchase price payable at closing from April 17, 2000 to the closing date.


     In addition, we have agreed to purchase up to $1.0 million of accounts receivable held by Scientific-Atlanta's foreign subsidiaries. Scientific-Atlanta has agreed to reimburse us to the extent that any of these or other specified accounts receivable are not collected within one year after the closing.

     INDEMNIFICATION

     Each party is required to indemnify the other party for any losses incurred as a result of any breach of any representation, warranty, covenant or agreement. The indemnification obligations survive for a period of 30 months from the closing, except with respect to tax and environmental claims, which survive until the expiration of the applicable statute of limitations. Claims based on fraud or intentional misrepresentation survive indefinitely. Neither party is entitled to bring an indemnification claim against the other party until the aggregate amount of all claims exceeds $670,000, at which point the indemnifying party will be liable for the entire amount of all claims from the first dollar. Only claims that exceed $20,000 may be applied towards the $670,000 threshold.

     EMPLOYEES

     In connection with the transaction, we will extend offers of employment to substantially all of the employees involved in the operation of the Satellite Networks Business. Scientific-Atlanta will terminate the employment of each of these employees prior to the closing and cooperate with us to secure satisfactory employment arrangements with these employees. Scientific-Atlanta will maintain responsibility for all wages and other compensation and benefits owed to these employees through the closing date. For a period of two years following the closing, both parties have agreed not to hire or offer employment to any of the other party's employees.

     USE OF TRADEMARKS

     After the closing, we will be entitled to use Scientific-Atlanta trademarks for products made or distributed by the Satellite Networks Business for a period of six months. This right will allow us to use Scientific-Atlanta trademarks on
(1) advertising and promotional materials transferred to us in the transaction,
(2) packaging transferred to us in the transaction and (3) building signage used in connection with the Satellite Networks Business. In addition, for an unlimited period of time, we will be entitled to display Scientific-Atlanta trademarks on finished goods and inventory purchased in the transaction.

     CLOSING CONDITIONS

     Several conditions must be met, or waived, before we can complete the transaction, including the following:

     - all waiting periods under U.S. antitrust laws must have expired or terminated,

     - no regulation or injunction may be in effect prohibiting completion of the transaction,

     - no action by any government authority or other person shall have been instituted or threatened which questions the validity or legality of the transaction,

     - all required approvals and consents must have been obtained,

     - all representations and warranties of the parties must be true in all material respects,

     - all covenants and agreements required to be performed by the parties prior to closing must have been performed in all material respects,

     - no change that is materially adverse to the Satellite Networks Business shall have occurred, and

     - all ancillary agreements described below shall have been executed and delivered.

     TERMINATION

     The asset purchase agreement may be terminated at any time prior to the closing as follows:

     - by mutual written consent of the parties,

     - by us, if Scientific-Atlanta breaches any of its representations, warranties or covenants in any material respect and the breach continues for a period of 10 days following written notice,

     - by Scientific-Atlanta, if we breach any of our representations, warranties or covenants in any material respect and the breach continues for a period of 10 days following written notice, or

     - by either party if the closing does not occur by June 16, 2000.

OTHER AGREEMENTS

     As part of the acquisition, we will be entering into other agreements with Scientific-Atlanta, including the following:

     TRANSITION SERVICES AGREEMENT. Under the terms of the transition services agreement, after the closing, Scientific-Atlanta will provide (1) computer support services for the Satellite Networks Business at market prices, (2) use of office space at some of Scientific-Atlanta's foreign offices, and (3) other transition services as we may mutually agree. The transition services agreement also provides that Scientific-Atlanta will reimburse us for all transition expenses we incur during the one-year period after the signing of the asset purchase agreement in an amount not to exceed $2.0 million. In addition, we have

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

agreed to provide Scientific-Atlanta with network operation services for a period of one year after the closing, for which Scientific-Atlanta will pay us $500,000.

     SELLER MANUFACTURING AGREEMENT. Under the terms of the seller manufacturing agreement, for a period of six months after the closing, Scientific-Atlanta will manufacture specified satellite network products for our sale and distribution using unfinished goods and other inventory excluded from the purchased assets. Scientific-Atlanta has agreed to manufacture up to $10.2 million of these products at a 30% discount to Scientific-Atlanta's standard cost. Any products purchased by us in excess of $10.2 million will be priced at Scientific-Atlanta's standard cost. At the end of the six month term of this agreement, we have agreed to purchase the remaining inventory related to the Satellite Networks Business.

     BUYER MANUFACTURING AGREEMENT. Under the terms of the buyer manufacturing agreement, for a period of one year after the closing, Scientific-Atlanta has agreed to purchase at least $4.0 million of specified antenna products from us.

     STUDY CONTRACT. Under the terms of the study contract, we have agreed to provide Scientific-Atlanta with a suitability study for the development of a direct to home two-way interactive digital satellite TV network using both companies' technologies. Scientific-Atlanta has agreed to pay us $1.0 million for this study.

     AGREEMENT NOT TO COMPETE. Under the terms of the agreement not to compete, for a period of five years after the closing, Scientific-Atlanta has agreed not to compete with us in the Satellite Networks Business.

     FACILITY LEASES. Under the terms of the leases, Scientific-Atlanta has agreed to lease to us three facilities currently being utilized by the Satellite Networks Business for a term of up to five years. Each of the leases has an initial term of two years and provides an option for us to extend the term for an additional year after the first two years of the lease and for an additional two years after the third year of the lease.

                      DESCRIPTION OF VIASAT CAPITAL STOCK

     The following summary description of the material terms of the capital stock of ViaSat is not intended to be complete. Since the terms of ViaSat's capital stock must comply with the provisions of its certificate of incorporation and bylaws, which are included as exhibits to the registration statement, and the Delaware General Corporation Law, you should read each of these documents carefully. See "-- Delaware Law and Charter Provisions" for a general discussion of the provisions of ViaSat's certificate of incorporation and bylaws and the Delaware General Corporation Law.

     ViaSat has the authority to issue up to 25,000,000 shares of common stock and 5,000,000 shares of preferred stock, par value $0.0001 per share.

CAPITAL STOCK

     As of March 27, 2000 there were 8,176,151 shares of common stock outstanding, held of record by 278 stockholders.

     Holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders of ViaSat. The holders of common stock do not have cumulative voting rights, which means the holder or holders of more than one-half of the shares voting for the election of directors can elect all of the directors then being elected. Subject to the preferences of any outstanding preferred stock, the holders of common stock are entitled to a proportional distribution of any dividends that may be declared by the board of directors. In the event of a liquidation or dissolution of ViaSat, the holders of common stock are entitled to share equally in all assets remaining after payment of liabilities and any payments due to holders of any outstanding preferred stock. The outstanding shares of common stock are, and the shares offered by ViaSat in this offering, when issued and paid for, will be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any outstanding preferred stock.

PREFERRED STOCK

     ViaSat currently has no outstanding preferred stock and has no plans to issue any preferred stock. The board of directors is authorized, without further stockholder approval, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted or imposed upon any unissued shares of preferred stock and to fix the number of shares of any series and the designations of the series.

     The issuance of preferred stock may have the effect of delaying or preventing a change in control of ViaSat. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock. In some circumstances, the issuance of preferred stock could have the effect of decreasing the market price of ViaSat's common stock.

DELAWARE LAW AND CHARTER PROVISIONS

     The following summary description of provisions of the Delaware General Corporation Law and ViaSat's certificate of incorporation and bylaws is not intended to be complete.

     ViaSat must comply with the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An interested stockholder is generally a person who, together with affiliates and associates, owns, or within the past three years did own, 15% of the corporation's voting stock.

     Some provisions of ViaSat's certificate of incorporation and bylaws could also have anti-takeover effects. See "Risk Factors -- We have implemented anti-takeover provisions that could prevent an acquisition of our business at a premium price" for a further discussion of these anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the policies formulated by the board of directors. In addition, these provisions are intended to ensure that the board of directors will have sufficient time to act in what it believes to be in the best interests of ViaSat and its stockholders. These provisions also are designed to reduce the vulnerability of ViaSat to an unsolicited proposal for a takeover of ViaSat that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of ViaSat. The provisions are also intended to discourage some tactics that may be used in proxy fights.

     Classified Board of Directors

     The certificate of incorporation provides for the board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. The classified board provision will help to assure the continuity and stability of the board of directors and the business strategies and policies of ViaSat as determined by the board of directors. The classified board provision could have the effect of discouraging a third party from making a tender offer or attempting to obtain control of ViaSat. In addition, the classified board provision could delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

     No Stockholder Action by Written Consent; Special Meetings

     The certificate of incorporation provides that stockholder action can only be taken at an annual or special meeting of stockholders and prohibits stockholder action by written consent in lieu of a meeting.

The certificate of incorporation also provides that special meetings of stockholders may be called only by the board of directors, its chairman, the president or the secretary of ViaSat. Stockholders are not permitted to call a special meeting of stockholders or to require that the board of directors call a special meeting.

     Number of Directors; Removal; Filling Vacancies

     The certificate of incorporation provides that the board of directors will consist of between four and eleven members, the exact number to be fixed by resolution adopted by affirmative vote of a majority of the board of directors. The board of directors currently consists of six directors. Further, the certificate of incorporation authorizes the board of directors to fill newly created directorships. Accordingly, this provision could prevent a stockholder from obtaining majority representation on the board of directors by permitting the board of directors to enlarge the size of the board and fill the new directorships with its own nominees. A director so elected by the board of directors holds office until the next election of the class for which the director has been chosen and until his or her successor is elected and qualified. The certificate of incorporation also provides that directors may be removed only for cause and only by the affirmative vote of holders of a majority of the total voting power of all outstanding securities. The effect of these provisions is to preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the board of directors by filling the vacancies created by the removal with its own nominees.

     Indemnification

     ViaSat has included in its certificate of incorporation and bylaws provisions to (1) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware General Corporation Law and (2) indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is discretionary.

     ViaSat believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

     Bylaws

     The certificate of incorporation provides that the bylaws are subject to adoption or amendment either by (1) the board of directors or (2) the affirmative vote of the holders of at least two-thirds of the total voting power of all outstanding securities voting together as a single class. This provision will make it more difficult for stockholders to make changes in the bylaws by allowing the holders of a minority of the voting securities to prevent the holders of a majority of voting securities from amending the bylaws.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Harris Trust Company of California.

                 MATERIAL UNITED STATES INCOME TAX CONSEQUENCES
                              FOR NON-U.S. HOLDERS

OVERVIEW

     The following general discussion summarizes certain of the material U.S. federal income and estate tax aspects of the ownership and disposition of our common stock applicable to non-U.S. holders of our common stock. In general, a "non-U.S. holder" is a person other than:

     - a citizen or resident of the United States,

     - a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions,

     - an estate the income of which is subject to U.S. federal income taxation regardless of its sources,

     - a trust if a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or

     - a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

     The discussion is based upon the Internal Revenue Code of 1986, as amended, regulations of the Treasury Department, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change (possibly on a retroactive basis). The discussion does not address aspects of U.S. federal taxation other than income and estate taxation and does not address all aspects of federal income and estate taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular non-U.S. holder and does not address all aspects of U.S. federal income tax law that may be relevant to non-U.S. holders that may be subject to special treatment under such law, such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers, certain U.S. expatriates, controlled foreign corporations, passive foreign investment companies or foreign personal holding companies.

     PERSONS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION TO THEIR PARTICULAR SITUATIONS.

DIVIDENDS

     In general, the gross amount of dividends paid to a non-U.S. holder will be subject to U.S. withholding tax at a 30% rate, or any lower rate prescribed by an applicable tax treaty, unless the dividends:

     - are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and a Form 4224 is filed with the withholding agent, or

     - if a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder.

     If either exception applies, the dividend will be taxed at ordinary U.S. federal income tax rates. A non-U.S. holder may be required to satisfy certain certification requirements in order to claim the benefit of an applicable treaty rate or otherwise claim a reduction of, or exemption from, the withholding obligation under the above described rules. In the case of a non-U.S. holder that is a corporation, effectively connected income may also be subject to an additional branch profits tax, which is generally imposed on a foreign corporation at a rate of 30% of the deemed repatriation from the United States of "effectively connected earnings and profits" or such lower rate as an applicable tax treaty may provide. To the extent a distribution exceeds our current or accumulated earnings or profits, it will be treated first as a return of the holder's tax basis, and then as a gain from the sale of a capital asset. Any withholding tax on

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

a distribution in excess of our accumulated earnings or profits is refundable to the non-U.S. holder upon filing an appropriate claim with the Internal Revenue Service.

     Under current law, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payor has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under recently finalized United States Treasury regulations, a non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends paid after December 31, 2000, will be required to satisfy applicable certification and other requirements.

DISPOSITION OF COMMON STOCK

     Generally, a non-U.S. holder will not be subject to U.S. federal income tax on any gain recognized upon the disposition of our common stock unless:

     - the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States, or, alternatively, if a tax treaty applies, attributable to a United States permanent establishment maintained by the non-U.S. holder, in which case such gain will be subject to tax at the rates and in the manner applicable to U.S. persons, and, if the holder is a foreign corporation, the branch profits tax may also apply,

     - the common stock is disposed of by an individual non-U.S. holder, who holds the common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such gain will be subject to a flat 30% tax, which may be offset by United States source capital losses even though the individual is not considered a resident of the United States, or

     - (A) we are or have been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder's holding period and (B) assuming that the common stock is "regularly traded on an established securities market" for U.S. federal income tax purposes, the non-U.S. holder held, directly or indirectly, at any time during the applicable period from clause (A) above, including on the date of disposition, more than 5% of the outstanding common stock. We are not and do not anticipate becoming a "U.S. real property holding corporation."

     Non-U.S. holders should consult applicable treaties, which may exempt from U.S. taxation gains realized upon the disposition of our common stock in certain cases.

ESTATE TAX

     Common stock owned, or treated as owned, by an individual non-U.S. holder at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     On October 6, 1997, the Internal Revenue Service issued final regulations relating to withholding, information reporting and backup withholding that unify current certification procedures and forms and clarify reliance standards. The final regulations generally will be effective for payments made after December 31, 2000.

     Except as provided below, this section describes rules applicable to payments made on or before December 31, 2000. Backup withholding, which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting and backup withholding rules, generally will not apply to (1) dividends paid to non-U.S. holders that are subject to the 30% withholding discussed above, or that are not so subject because a tax treaty applies which reduces or eliminates such 30% withholding, or (2) dividends paid on our common stock to a non-U.S. holder at an address outside the United States, unless the payor has actual knowledge that the payee is a U.S. person. We will be required to report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld from, such holder, regardless of whether any tax was actually withheld or whether withholding was required. This information may also be made available to the tax authorities in the non-U.S. holder's country of residence.

     In the case of a non-U.S. holder that sells our common stock to or through a U.S. office of a broker, the broker must backup withhold at a rate of 31% and report the sale to the Internal Revenue Service, unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. In the case of a non-U.S. holder that sells our common stock to or through the foreign office of a U.S. broker, or a foreign broker with certain types of relationships to the United States, the broker must report the sale to the Internal Revenue Service (but not backup withhold) unless the broker has documentary evidence in its files that the seller is a non-U.S. holder or certain other conditions are met, or the holder otherwise establishes an exemption. A non-U.S. holder will generally not be subject to information reporting or backup withholding if such non-U.S. holder sells our common stock to or through a foreign office of a non-U.S. broker.

     Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against the holder's U.S. federal income tax, which may entitle the holder to a refund, provided that the holder furnishes the required information to the Internal Revenue Service. In addition, certain penalties may be imposed by the Internal Revenue Service on a holder who is required to supply information but does not do so in the proper manner.

     The final regulations eliminate the general, current legal presumption that dividends paid to an address in a foreign country are paid to a resident of that country. The final regulations impose certain certification and documentation requirements on non-U.S. holders claiming the benefit, under a tax treaty, of a reduced withholding rate on dividends.

     Prospective purchasers of our common stock are urged to consult their own tax advisors as to the effect, if any, of the final regulations on their purchase, ownership and disposition of our common stock.

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

                                  UNDERWRITING


     We intend to offer the shares in the U.S. and Canada through the U.S. underwriters and elsewhere through the international managers. Merrill Lynch, Pierce, Fenner & Smith Incorporated, ING Barings LLC, C.E. Unterberg, Towbin, CIBC World Markets Corp. and Gerard Klauer Mattison & Co., Inc. are acting as U.S. representatives of the U.S. underwriters named below. Subject to the terms and conditions described in a U.S. purchase agreement among us and the U.S. underwriters, and concurrently with the sale of 454,300 shares to the international managers, we have agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.



                                                               NUMBER
                                                              OF SHARES
                      U.S. UNDERWRITER                        ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................    726,880
ING Barings LLC.............................................    454,300
C.E. Unterberg, Towbin......................................    272,580
CIBC World Markets Corp. ...................................    272,580
Gerard Klauer Mattison & Co., Inc. .........................     90,860
                                                              ---------
             Total..........................................  1,817,200
                                                              =========



     We have also entered into an international purchase agreement with the international managers for sale of the shares outside the U.S. and Canada, for whom Merrill Lynch International, ING Barings Limited as agent for ING Bank N.V., London Branch, C.E. Unterberg, Towbin, CIBC World Markets plc and Gerard Klauer Mattison & Co., Inc. are acting as lead managers. Subject to the terms and conditions in the international purchase agreement, and concurrently with the sale of 1,817,200 shares to the U.S. underwriters pursuant to the U.S. purchase agreement, we have agreed to sell to the international managers and the international managers severally have agreed to purchase 454,300 shares from us. The public offering price per share and the total underwriting discount per share are identical under the U.S. purchase agreement and the international purchase agreement.


     The U.S. underwriters and the international managers have agreed to purchase all of the shares sold under the U.S. and international purchase agreements if any of these shares are purchased. If an underwriter defaults, the U.S. and international purchase agreements provide that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the U.S. underwriters and the international managers are conditioned on one another.


     We have agreed to indemnify the U.S. underwriters and the international managers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the U.S. underwriters and international managers may be required to make in respect of those liabilities.


     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

     C.E. Unterberg, Towbin, one of the lead international managers and a representative of the U.S. underwriters, has been engaged as our financial advisor to provide investment banking and advisory services in connection with specific transactions, including rendering a written opinion with respect to the fairness, from a financial point of view, of the consideration to be paid by us in the acquisition of the Satellite Networks Business, for which it is entitled to receive customary fees.

COMMISSIONS AND DISCOUNTS


     The U.S. representatives have advised us that the U.S. underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $1.00 per share. The U.S. underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.



     The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the U.S. underwriters and the international managers of their over-allotment options.



                                                    PER SHARE   WITHOUT OPTION   WITH OPTION
                                                    ---------   --------------   -----------
Public offering price.............................   $30.00      $68,145,000     $78,366,750
Underwriting discount.............................    $1.65       $3,747,975      $4,310,171
Proceeds, before expenses, to ViaSat..............   $28.35      $64,397,025     $74,056,579



     The expenses of the offering, not including the underwriting discount, are estimated at $1.0 million and are payable by ViaSat.


OVER-ALLOTMENT OPTION


     We have granted an option to the U.S. underwriters to purchase up to 272,580 additional shares at the public offering price less the underwriting discount. The U.S. underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the U.S. underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that U.S. underwriter's initial amount reflected in the above table.



     We have also granted an option to the international managers, exercisable for 30 days from the date of this prospectus, to purchase up to 68,145 additional shares to cover any over-allotments on terms similar to those granted to the U.S. underwriters.


INTERSYNDICATE AGREEMENT

     The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the U.S. underwriters and the international managers may sell shares to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the international managers and any dealer to whom they sell shares will not offer to sell or sell shares to U.S. persons or Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement.

NO SALES OF COMMON STOCK OR SIMILAR SECURITIES


     We and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly


     - offer, pledge, sell or contract to sell any common stock,

     - sell any option or contract to purchase any common stock,

     - purchase any option or contract to sell any common stock,

     - grant any option, right or warrant for the sale of any common stock,

     - lend or otherwise dispose of or transfer any common stock,

     - request or demand that we file a registration statement related to the common stock, or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

QUOTATION ON THE NASDAQ NATIONAL MARKET

     The shares are quoted on the Nasdaq National Market under the symbol
"VSAT."

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the U.S. representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

     If the underwriters create a short position in our common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the U.S. representatives may reduce that short position by purchasing shares in the open market. The U.S. representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the U.S. representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

PASSIVE MARKET MAKING

     In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

                                 LEGAL MATTERS


     The legality of ViaSat's common stock offered by this prospectus will be passed upon for ViaSat by Latham & Watkins, San Diego, California. Some legal matters in connection with the offering will be passed upon for the underwriters by Shearman & Sterling, New York, New York.


                                    EXPERTS

     The financial statements as of March 31, 1998 and 1999 and for each of the three years in the period ended March 31, 1999 of ViaSat included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements as of June 26, 1998 and July 2, 1999 and for each of the three years in the period ended July 2, 1999 of the Satellite Networks Business included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We are subject to the informational requirements of the Exchange Act, and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0300 for further information on the public reference rooms. You may also access filed documents at the SEC's website at www.sec.gov.

     We have filed a registration statement on Form S-3 and related exhibits with the SEC under the Securities Act. The registration statement contains additional information about us and the securities. You may inspect the registration statement and exhibits without charge and obtain copies from the SEC at prescribed rates at the locations above.

     The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we have filed, or may file, with the SEC:

     - Our Annual Report on Form 10-K for the fiscal year ended March 31, 1999,

     - Our Quarterly Report on Form 10-Q for the three months ended June 30,
       1999,

     - Our Quarterly Report on Form 10-Q for the three months ended September 30, 1999,

     - Our Quarterly Report on Form 10-Q for the three months ended December 31, 1999,

     - Our Current Report on Form 8-K filed with the SEC on January 19, 2000,

     - The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on November 20, 1996, and

     - All documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

     A statement contained in a document incorporated by reference is considered to be part of this prospectus, and information filed later with the SEC will update and supersede this information.

     You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:

                                  ViaSat, Inc.
                              6155 El Camino Real
                           Carlsbad, California 92009
                                 (760) 476-2200

     This prospectus is part of a registration statement we filed with the SEC, but does not contain all of the information in the registration statement. You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the dates on the front of these documents.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
VIASAT, INC.
Report of Independent Accountants...........................   F-2
Balance Sheet as of March 31, 1998 and 1999.................   F-3
Statement of Income for the years ended March 31, 1997, 1998
  and 1999..................................................   F-4
Statement of Cash Flows for the years ended March 31, 1997,
  1998 and 1999.............................................   F-5
Statement of Stockholders' Equity for the years ended March
  31, 1997, 1998, and 1999..................................   F-6
Notes to Financial Statements...............................   F-7
Unaudited Condensed Balance Sheet as of December 31, 1999...  F-16
Unaudited Condensed Statement of Income for the three months ended December 31, 1999 and the nine months ended December
  31, 1999..................................................  F-17
Unaudited Condensed Statement of Cash Flows for the nine
  months ended December 31, 1998 and 1999...................  F-18
Unaudited Condensed Statement of Stockholders' Equity for
  the nine months ended December 31, 1999...................  F-19
Notes to Unaudited Condensed Financial Statements...........  F-20

SATELLITE NETWORKS BUSINESS
Report of Independent Accountants...........................  F-22
Balance Sheet as of June 26, 1998, July 2, 1999 and
  December 31, 1999 (unaudited).............................  F-23
Statement of Operations for the years ended June 27, 1997,
  June 26, 1998
  and July 2, 1999..........................................  F-24
Statement of Operations for the six-month periods ended
  January 1, 1999
  (unaudited) and December 31, 1999 (unaudited).............  F-25
Statement of Cash Flows for the years ended June 27, 1997,
  June 26, 1998
  and July 2, 1999..........................................  F-26
Statement of Cash Flows for the six-month periods ended
  January 1, 1999
  (unaudited) and December 31, 1999 (unaudited).............  F-27
Notes to Financial Statements...............................  F-28

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of ViaSat, Inc.

     In our opinion, the accompanying balance sheet and the related statements of income, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of ViaSat, Inc., at March 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                      PRICEWATERHOUSECOOPERS LLP

San Diego, California
May 12, 1999

                                  VIASAT, INC.

                                 BALANCE SHEET

ASSETS

                                                                 AS OF         AS OF
                                                               MARCH 31,     MARCH 31,
                                                                 1998          1999
                                                              -----------   -----------
Current assets:
  Cash and cash equivalents.................................  $ 3,290,000   $ 6,005,000
  Short-term investments....................................    5,918,000    14,788,000
  Accounts receivable.......................................   19,056,000    16,176,000
  Inventory.................................................    4,687,000     2,525,000
  Deferred income taxes.....................................    1,548,000     2,358,000
  Other current assets......................................      479,000       446,000
                                                              -----------   -----------
       Total current assets.................................   34,978,000    42,298,000
Property and equipment, net.................................    6,986,000     6,630,000
Other assets................................................      829,000     1,088,000
                                                              -----------   -----------
       Total assets.........................................  $42,793,000   $50,016,000
                                                              ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 4,555,000   $ 3,754,000
  Accrued liabilities.......................................    5,087,000     6,027,000
  Current portion of notes payable..........................    1,060,000     1,219,000
                                                              -----------   -----------
       Total current liabilities............................   10,702,000    11,000,000
                                                              -----------   -----------
Notes payable...............................................    1,544,000     1,243,000
Other liabilities...........................................      937,000       926,000
                                                              -----------   -----------
       Total long-term liabilities..........................    2,481,000     2,169,000
                                                              -----------   -----------
Commitments and contingencies (Notes 11 & 12)
Stockholders' equity:
  Series A, convertible preferred stock, $.0001 par value;
     5,000,000 shares authorized; no shares issued and
     outstanding at March 31, 1998 and 1999, respectively
     Common stock, $.0001 par value, 25,000,000 shares
     authorized; 7,920,639 and 8,034,204 shares issued and
     outstanding at March 31, 1998 and 1999, respectively...        1,000         1,000
  Paid in capital...........................................   16,748,000    17,689,000
  Retained earnings.........................................   12,861,000    19,157,000
                                                              -----------   -----------
       Total stockholders' equity...........................   29,610,000    36,847,000
                                                              -----------   -----------
       Total liabilities and stockholders' equity...........  $42,793,000   $50,016,000
                                                              ===========   ===========

                See accompanying notes to financial statements.

                                  VIASAT, INC.

                              STATEMENT OF INCOME

                                                            YEARS ENDED MARCH 31,
                                                   ---------------------------------------
                                                      1997          1998          1999
                                                   -----------   -----------   -----------
Revenues.........................................  $47,715,000   $64,197,000   $71,509,000
Cost of revenues.................................   33,102,000    40,899,000    44,182,000
                                                   -----------   -----------   -----------
  Gross profit...................................   14,613,000    23,298,000    27,327,000
Operating expenses:
  Selling, general and administrative............    4,752,000     7,862,000    10,093,000
  Independent research and development...........    5,087,000     7,631,000     7,639,000
                                                   -----------   -----------   -----------
Income from operations...........................    4,774,000     7,805,000     9,595,000
Other income (expense):
  Interest income................................      354,000       797,000       834,000
  Interest expense...............................     (254,000)     (211,000)     (250,000)
                                                   -----------   -----------   -----------
Income before income taxes.......................    4,874,000     8,391,000    10,179,000
Provision for income taxes.......................    1,702,000     3,104,000     3,883,000
                                                   -----------   -----------   -----------
Net income.......................................  $ 3,172,000   $ 5,287,000   $ 6,296,000
                                                   ===========   ===========   ===========
Basic net income per share.......................  $      0.66   $      0.68   $      0.79
                                                   ===========   ===========   ===========
Diluted net income per share.....................  $      0.48   $      0.65   $      0.77
                                                   ===========   ===========   ===========
Shares used in computing basic net income per
  share..........................................    4,810,472     7,801,212     7,976,848
                                                   ===========   ===========   ===========
Shares used in computing diluted net income per
  share..........................................    6,641,805     8,174,994     8,172,660
                                                   ===========   ===========   ===========

                See accompanying notes to financial statements.

                                  VIASAT, INC.

                            STATEMENT OF CASH FLOWS

                                                               YEARS ENDED MARCH 31,
                                                    -------------------------------------------
                                                       1997            1998            1999
                                                    -----------    ------------    ------------
Cash flows from operating activities:
  Net income......................................  $ 3,172,000    $  5,287,000    $  6,296,000
  Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
     Depreciation.................................    1,389,000       2,182,000       2,853,000
     Tax benefit from exercise of stock options...           --              --          82,000
     Deferred income taxes........................     (721,000)       (811,000)     (1,082,000)
  Increase (decrease) in cash resulting from
     changes in:
     Accounts receivable..........................   (4,144,000)     (8,741,000)      2,880,000
     Inventory....................................   (3,255,000)       (209,000)      2,162,000
     Other assets.................................   (1,620,000)      1,078,000          46,000
     Accounts payable.............................    2,070,000        (289,000)       (801,000)
     Accrued liabilities..........................    1,612,000       1,318,000         940,000
     Other liabilities............................      275,000          58,000         (11,000)
                                                    -----------    ------------    ------------
       Net cash (used in) provided by operating
          activities..............................   (1,222,000)       (127,000)     13,365,000
                                                    -----------    ------------    ------------
Cash flows from investing activities:
  Purchases of short-term investments, net........           --      (5,918,000)     (8,870,000)
  Purchases of property and equipment.............   (3,685,000)     (4,083,000)     (2,497,000)
                                                    -----------    ------------    ------------
       Net cash used in investing activities......   (3,685,000)    (10,001,000)    (11,367,000)
                                                    -----------    ------------    ------------
Cash flows from financing activities:
  Proceeds from short-term bank borrowings........    2,600,000              --              --
  Repayment of short-term bank borrowings.........   (2,600,000)             --              --
  Proceeds from issuance of notes payable.........      889,000       1,448,000       1,092,000
  Repayment of notes payable......................     (836,000)     (1,407,000)     (1,234,000)
  Proceeds from issuance of common stock..........   15,230,000         704,000         859,000
                                                    -----------    ------------    ------------
       Net cash provided by financing
          activities..............................   15,283,000         745,000         717,000
                                                    -----------    ------------    ------------
Net increase (decrease) in cash and cash
  equivalents.....................................   10,376,000      (9,383,000)      2,715,000
Cash and cash equivalents at beginning of year....    2,297,000      12,673,000       3,290,000
                                                    -----------    ------------    ------------
Cash and cash equivalents at end of year..........  $12,673,000    $  3,290,000    $  6,005,000
                                                    ===========    ============    ============
Supplemental information:
  Cash paid for interest..........................  $   254,000    $    211,000    $    250,000
                                                    ===========    ============    ============
  Cash paid for income taxes......................  $ 2,293,000    $  3,857,000    $  4,263,000
                                                    ===========    ============    ============

                See accompanying notes to financial statements.

                                  VIASAT, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY

                                    PREFERRED STOCK         COMMON STOCK
                                 ---------------------   -------------------                 STOCKHOLDERS'
                                 NUMBER OF               NUMBER OF               PAID IN         NOTES        RETAINED
                                   SHARES      AMOUNT     SHARES     AMOUNT      CAPITAL      RECEIVABLE      EARNINGS
                                 ----------   --------   ---------   -------   -----------   -------------   -----------
Balance at March 31, 1996......   3,225,000   $ 32,000   3,342,101   $ 1,000   $   782,000                   $ 4,402,000
  Issuance of common stock.....                          2,034,635              15,310,000
  Conversion of preferred stock
    to common stock............  (3,225,000)   (32,000)  2,365,538                  32,000
  Shares subscribed............                                                                $(80,000)
  Net income...................                                                                                3,172,000
                                 ----------   --------   ---------   -------   -----------     --------      -----------
Balance at March 31, 1997......          --         --   7,742,274     1,000    16,124,000      (80,000)       7,574,000
  Exercise of stock options....                           126,273                  149,000
  Issuance for Employee Stock
    Purchase Plan..............                            52,092                  475,000
  Payment for shares
    subscribed.................                                                                  80,000
  Net income...................                                                                                5,287,000
                                 ----------   --------   ---------   -------   -----------     --------      -----------
Balance at March 31, 1998......          --         --   7,920,639     1,000    16,748,000           --       12,861,000
  Tax benefit from exercise of
    stock options..............                                                     82,000
  Exercise of stock options....                            60,481                  334,000
  Issuance for Employee Stock
    Purchase Plan..............                            53,084                  525,000
  Net income...................                                                                                6,296,000
                                 ----------   --------   ---------   -------   -----------     --------      -----------
Balance at March 31, 1999......          --   $     --   8,034,204   $ 1,000   $17,689,000     $     --      $19,157,000
                                 ==========   ========   =========   =======   ===========     ========      ===========

                See accompanying notes to financial statements.

                                  VIASAT, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

  The Company

     ViaSat, Inc. (the "Company") designs, produces and markets advanced digital satellite telecommunications and wireless signal processing equipment.

  Management Estimates and Assumptions

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ from those estimates.

  Cash Equivalents

     Cash equivalents consist of highly liquid investments with original maturities of 90 days or less.

  Investments

     At March 31, 1999, the Company held investments in investment grade debt securities with various maturities. Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company's investments in these securities as of March 31, 1998 and 1999 totaled $9,176,000 and $18,686,000, respectively. The Company has included $3,258,000 and $3,898,000 of these securities in cash and cash equivalents as of March 31, 1998 and 1999, respectively, as they have original maturities of less than 90 days. The remaining $5,918,000 and $14,788,000 as of March 31, 1998 and 1999,
respectively, have been classified as short-term investments. The Company has designated all of its investments as held to maturity.

  Revenue Recognition

     The majority of the Company's revenues are derived from services performed for the United States Government and its prime contractors under a variety of contracts including cost-plus-fixed fee, fixed-price, and time and materials contracts. Such sales amounted to $46,292,000, $58,249,000 and $65,478,000 for the years ended March 31, 1997, 1998 and 1999, respectively. Included in these revenues are sales to a significant customer under various subcontracts totaling $12,830,000, $8,964,000 and $9,058,000 during the years ended March 31, 1997,
1998 and 1999, respectively. The Company's five largest contracts (by revenues) generated approximately 58%, 65% and 61% of the Company's total revenues for the fiscal year ended March 31, 1997, 1998 and 1999, respectively. Revenues to customers in foreign countries are not significant.

     Generally, revenues are recognized as services are performed using the percentage of completion method, measured primarily by costs incurred to date compared with total estimated costs at completion or based on the number of units delivered. The Company provides for anticipated losses on contracts by a charge to income during the period in which they are first identified.

     Contract costs, including indirect costs, are subject to audit and negotiations with Government representatives. These audits have been completed and agreed upon through fiscal year 1996. Contract revenues and accounts receivable are stated at amounts which are expected to be realized upon final settlement.

                                  VIASAT, INC.

  Unbilled Accounts Receivable

     Unbilled receivables consist of costs and fees earned and billable on contract completion or other specified events. The majority of unbilled receivables is expected to be collected within one year.

  Concentration of Credit Risk

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, short-term investments, and trade accounts receivable which are generally not collateralized. The Company limits its exposure to credit loss by placing its cash equivalents and short-term investments with high credit quality financial institutions and investing in high quality short-term debt instruments. Concentrations of credit risk with respect to receivables are generally limited because the Company's principal customers are various agencies of the United States Government and its prime contractors.

  Inventory

     Inventories are valued at the lower of cost or market, cost being determined by the first-in, first-out method.

  Software Costs

     Software product development costs incurred from the time technological feasibility is reached until the product is available for general release to customers are capitalized and reported at the lower of cost or net realizable value. Through March 31, 1999, no significant amounts were expended subsequent to reaching technological feasibility.

  Property and Equipment

     Equipment, computers, and furniture and fixtures are recorded at cost, and depreciated over estimated useful lives of three to seven years under the straight-line method. Additions to property and equipment together with major renewals and betterments are capitalized. Maintenance, repairs and minor renewals and betterments are charged to expense. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is recognized.

  Long-lived Assets

     The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. No such impairment losses have been identified by the Company.

  Warranty Reserves

     The Company provides limited warranties on certain of its products for periods of up to three years. The Company records warranty reserves when products are shipped based upon an estimate of total warranty costs, with amounts expected to be incurred within twelve months classified as a current liability.

                                  VIASAT, INC.

  Income Taxes

     Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future tax consequences resulting from differences in the financial reporting and tax bases of assets and liabilities. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability.

  Stock Based Compensation

     The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method and provides pro forma disclosures of net income and earnings per share as if the fair value method had been applied in measuring compensation expense.

  Earnings Per Share

     Basic earnings per share is computed based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is based upon the weighted average number of common shares outstanding and dilutive common stock equivalents during the period. Common stock equivalents include options granted under the Company's stock option plans which are included in the earnings per share calculations using the treasury stock method and common shares expected to be issued under the Company's employee stock purchase plan

  Fair Value of Financial Instruments

     At March 31, 1999, the carrying amounts of the Company's financial instruments, including cash equivalents, short-term investments, trade receivables and accounts payable, approximated their fair values due to their short-term maturities. At March 31, 1999, the estimated fair value of the Company's long-term debt approximated its carrying value, as a majority of the related borrowing rates are variable.

NOTE 2 -- COMPLETION OF INITIAL PUBLIC OFFERING

     On December 3, 1996, the Company completed its initial public offering for the sale of 2,400,000 shares of common stock (of which 1,850,000 shares were sold by the Company and 550,000 shares were sold by certain stockholders) at a price to the public of $9 per share, which resulted in net proceeds to the Company of $15,485,000 after payment of the underwriters' commissions but before deduction of offering expenses.

                                  VIASAT, INC.

NOTE 3 -- COMPOSITION OF CERTAIN BALANCE SHEET CAPTIONS

                                                         AS OF MARCH 31,
                                                    --------------------------
                                                       1998           1999
                                                    -----------    -----------
Cash and cash equivalents:
  Investments in debt securities..................  $ 3,258,000    $ 3,898,000
  Cash............................................       32,000      2,107,000
                                                    -----------    -----------
                                                    $ 3,290,000    $ 6,005,000
                                                    ===========    ===========
Accounts receivable:
  Billed..........................................  $12,077,000    $ 7,765,000
  Unbilled........................................    6,979,000      8,411,000
                                                    -----------    -----------
                                                    $19,056,000    $16,176,000
                                                    ===========    ===========
Inventory:
  Raw materials...................................  $ 1,564,000    $   914,000
  Work in process.................................    2,372,000      1,157,000
  Finished goods..................................      751,000        454,000
                                                    -----------    -----------
                                                    $ 4,687,000    $ 2,525,000
                                                    ===========    ===========
Property and equipment:
  Machinery and equipment.........................  $ 8,224,000    $ 9,249,000
  Computer equipment..............................    4,108,000      4,179,000
  Furniture and fixtures..........................      339,000        326,000
                                                    -----------    -----------
                                                     12,671,000     13,754,000
  Less accumulated depreciation...................   (5,685,000)    (7,124,000)
                                                    -----------    -----------
                                                    $ 6,986,000    $ 6,630,000
                                                    ===========    ===========
Accrued liabilities:
  Current portion of warranty reserve.............  $ 1,279,000    $ 1,440,000
  Accrued vacation................................      974,000      1,143,000
  Accrued bonus...................................      500,000      1,195,000
  Accrued 401(k) matching contribution............      671,000        791,000
  Income taxes payable............................      309,000        694,000
  Collections in excess of revenues...............      930,000        527,000
  Other...........................................      424,000        237,000
                                                    -----------    -----------
                                                    $ 5,087,000    $ 6,027,000
                                                    ===========    ===========

NOTE 4 -- SHORT-TERM BANK BORROWINGS

     The Company's credit facilities, including the line of credit and commitment for future equipment financing, expired on December 15, 1998. The Company is in the process of renegotiating the terms of an agreement.

                                  VIASAT, INC.

NOTE 5 -- NOTES PAYABLE

                                                         AS OF MARCH 31,
                                                    --------------------------
                                                       1998           1999
                                                    -----------    -----------
Bank installment loans, with various maturity
  dates through September 2001, total monthly
  payments of $117,000 with interest rates ranging
  between 8% and 9%, collateralized by
  equipment.......................................  $ 2,485,000    $ 2,462,000
Finance company installment loans, with various
  maturity dates through April 1999, total monthly
  payments of $20,000 with interest rates ranging
  between 10.23% and 11.81%, collateralized by
  equipment.......................................      119,000
                                                    -----------    -----------
                                                      2,604,000      2,462,000
Less current portion..............................   (1,060,000)    (1,219,000)
                                                    -----------    -----------
                                                    $ 1,544,000    $ 1,243,000
                                                    ===========    ===========

     Principal maturities of notes payable as of March 31, 1999 are summarized as follows:

                  YEAR ENDING MARCH 31,
                  ---------------------
      2000...............................................  $1,219,000
      2001...............................................     908,000
      2002...............................................     335,000
                                                           ----------
                                                           $2,462,000
                                                           ==========

NOTE 6 -- COMMON STOCK AND OPTIONS

     In July 1993, the Company adopted the 1993 Stock Option Plan (the "Plan") which authorizes 733,500 shares to be granted no later than July 2003. The Plan provides for the grant of both incentive stock options and non-qualified stock options which are subject to a three-year vesting period. The exercise prices of the options represent the estimated fair value of the Company's common stock as determined by the Company's Board of Directors. In November 1996, the Plan was terminated and replaced by the 1996 Equity Participation Plan. No options have been issued under the Plan since July 1996.

     In November 1996, the Company adopted the ViaSat, Inc. 1996 Equity Participation Plan (the "1996 Equity Participation Plan") designed to update and replace the 1993 Stock Option Plan. The 1996 Equity Participation Plan provides for the grant to executive officers, other key employees, consultants and non-employee directors of the Company a broad variety of stock-based compensation alternatives such as nonqualified stock options, incentive stock options, restricted stock and performance awards. A maximum of 1,250,000 shares are reserved for issuance under the 1996 Equity Participation Plan. As of March 31, 1999, the Company had granted options to purchase 762,000 shares of common stock under this plan with vesting terms of 3 to 5 years.

     In November 1996, the Company adopted the ViaSat, Inc. Employee Stock Purchase Plan (the "Employee Stock Purchase Plan") to assist employees in acquiring a stock ownership interest in the Company and to encourage them to remain in the employment of the Company. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. A maximum of 250,000 shares of common stock are reserved for issuance under the Employee Stock Purchase Plan. The Employee Stock Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during specified six-month offering periods. No employee may purchase more than $25,000 worth of stock in any calendar year. The price of shares purchased under the Employee

                                  VIASAT, INC.

Stock Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. As of March 31, 1999, the Company has issued 105,176 shares of common stock under this plan.

     Transactions under the Company's stock option plans are summarized as follows:

                                                     NUMBER      EXERCISE PRICE
                                                    OF SHARES      PER SHARE
                                                    ---------    --------------
Outstanding at March 31, 1996.....................   310,087     $  .34 -  1.36
Options granted...................................   295,673       4.09 - 10.75
Options canceled..................................    (5,284)       .82 -  4.09
Options exercised.................................   (73,458)       .34 -  1.36
                                                    --------
Outstanding at March 31, 1997.....................   527,018        .34 - 10.75
Options granted...................................   269,450      12.25 - 19.81
Options canceled..................................   (13,511)       .48 - 12.75
Options exercised.................................  (126,273)       .34 -  4.09
                                                    --------
Outstanding at March 31, 1998.....................   656,684        .34 - 19.81
Options granted...................................   324,000       7.38 - 17.08
Options canceled..................................  (109,908)      1.36 - 15.53
Options exercised.................................   (60,480)       .34 - 14.13
                                                    --------
Outstanding at March 31, 1999.....................   810,296     $  .48 - 19.81
                                                    ========

     The following table summarizes all options outstanding and exercisable by price range as of March 31, 1999:

                                WEIGHTED
                                 AVERAGE     WEIGHTED                 WEIGHTED
                                REMAINING    AVERAGE                  AVERAGE
   RANGE OF        NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
EXERCISE PRICES  OUTSTANDING   LIFE-YEARS     PRICE     EXERCISABLE    PRICE
---------------  -----------   -----------   --------   -----------   --------
 $ 0.48 -  1.50     94,709        1.11        $ 1.23       94,709      $ 1.23
   4.09 -  4.50     84,605        2.25          4.18       54,191        4.19
   7.38 -  9.38    122,500        9.14          8.48       18,334        9.00
  10.09 - 10.75     82,000        8.29         10.66       25,000       10.68
  11.56 - 12.75    170,482        8.17         12.73       52,008       12.74
  14.03 - 19.81    256,000        9.03         15.76       16,104       16.14
                   -------                                -------
 $ 0.48 - 19.81    810,296        7.16         10.60      260,346        6.52
                   =======                                =======

                                  VIASAT, INC.

NOTE 7 -- SHARES USED IN EARNINGS PER SHARE CALCULATIONS

                                                           YEARS ENDED MARCH 31,
                                                    -----------------------------------
                                                      1997         1998         1999
                                                    ---------    ---------    ---------
  Weighted average common shares outstanding used
     in calculating basic net income per share....  4,810,472    7,801,212    7,976,848
  Weighted average options to purchase common
     stock as determined by application of the
     treasury stock method........................    226,840      360,118      185,452
  Incremental shares for assumed conversion of
     convertible preferred stock..................  1,600,788           --           --
  Employee Stock Purchase Plan equivalents........      3,705       13,664       10,360
                                                    ---------    ---------    ---------
  Shares used in computing diluted net income per
     share........................................  6,641,805    8,174,994    8,172,660
                                                    =========    =========    =========

     All outstanding shares of the Company's preferred stock automatically converted into shares of common stock upon the closing of the Company's initial public offering on December 3, 1996. Shares used in computing diluted net income per share for 1997 assume the conversion of all outstanding shares of the convertible preferred stock at the beginning of those years. Antidilutive shares excluded from the calculation were 24,527, 18,493, and 420,735 shares for the fiscal years ended March 31, 1997, 1998, and 1999 respectively.

NOTE 8 -- PRO FORMA EARNINGS PER SHARE

     The fair values of options granted during the years ended as reported below were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                       EMPLOYEE STOCK OPTIONS            EMPLOYEE STOCK PURCHASE PLAN
                               ---------------------------------------   ----------------------------
                                  1997          1998          1999       1997    1998        1999
                               -----------   -----------   -----------   -----   -----   ------------
Expected life (in years).....  3.50 - 5.00   3.50 - 5.50   3.50 - 5.00    0.50    0.50           0.50
Risk-free interest rate......         6.45%  5.65 - 5.68%  4.46 - 5.42%   5.97%   5.54%  5.66% - 6.22%
Expected volatility..........        50.00%        50.00%        50.00%  50.00%  50.00%         50.00%
Expected dividend yield......         0.00%         0.00%         0.00%   0.00%   0.00%          0.00%

     The weighted average estimated fair value of employee stock options granted during 1997, 1998, and 1999 was $3.55, $6.30, and $6.27 per share, respectively. The weighted average estimated fair value of shares granted under the Employee Stock Purchase Plan during 1997, 1998 and 1999 was $2.78, $4.00 and $4.00 per share, respectively.

     For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the vesting period. The Company's pro forma information for the years ended March 31, 1997, 1998 and 1999 are as follows:

                                                          YEAR ENDED MARCH 31,
                                                 --------------------------------------
                                                    1997          1998          1999
                                                 ----------    ----------    ----------
Net income as reported.........................  $3,172,000    $5,287,000    $6,296,000
Pro forma net income...........................   3,016,000     4,489,000     5,157,000
Pro forma basic earnings per share.............        0.63          0.58          0.65
Pro forma diluted earnings per share...........        0.46          0.56          0.65

                                  VIASAT, INC.

NOTE 9 -- INCOME TAXES

     The provision for income taxes includes the following:

                                                         YEARS ENDED MARCH 31,
                                                ---------------------------------------
                                                   1997          1998          1999
                                                ----------    ----------    -----------
Current tax provision
     Federal..................................  $1,954,000    $3,200,000    $ 3,977,000
     State....................................     469,000       715,000        988,000
                                                ----------    ----------    -----------
                                                 2,423,000     3,915,000      4,965,000
                                                ----------    ----------    -----------
Deferred tax (benefit) provision
     Federal..................................    (563,000)     (683,000)      (863,000)
     State....................................    (158,000)     (128,000)      (219,000)
                                                ----------    ----------    -----------
                                                  (721,000)     (811,000)    (1,082,000)
                                                ----------    ----------    -----------
          Total provision for income taxes....  $1,702,000    $3,104,000    $ 3,883,000
                                                ==========    ==========    ===========

     Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                          AS OF MARCH 31,
                                                      ------------------------
                                                         1998          1999
                                                      ----------    ----------
Deferred tax assets:
  Warranty reserve..................................  $  738,000    $  706,000
  Inventory reserve.................................     383,000     1,377,000
  Accrued vacation..................................     328,000       396,000
  State income taxes................................     243,000       335,000
  Other.............................................     377,000       337,000
                                                      ----------    ----------
     Total deferred tax assets......................  $2,069,000    $3,151,000
                                                      ==========    ==========

     A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

                                                         YEARS ENDED MARCH 31,
                                                 --------------------------------------
                                                    1997          1998          1999
                                                 ----------    ----------    ----------
Tax expense at statutory rate..................  $1,657,000    $2,853,000    $3,461,000
State tax provision, net of federal benefit....     205,000       388,000       507,000
Research tax credit............................    (181,000)     (179,000)      (67,000)
Other..........................................      21,000        42,000       (18,000)
                                                 ----------    ----------    ----------
                                                 $1,702,000    $3,104,000    $3,883,000
                                                 ==========    ==========    ==========

NOTE 10 -- EMPLOYEE BENEFITS

     The Company has a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code. The Company may make discretionary contributions to the plan which vest equally over six years. Employees who have completed 90 days of service and are at least 21 years of age are eligible to participate in the plan. Participants are entitled, upon termination or retirement, to their vested portion of the plan assets which are held by an independent trustee. Discretionary contributions accrued by the Company during fiscal years 1997, 1998 and 1999 amounted to $553,000, $671,000 and $791,000, respectively. The cost of administering the plan is not significant.

                                  VIASAT, INC.

NOTE 11 -- COMMITMENTS

     The Company leases office facilities under noncancelable operating leases with initial terms ranging from one to ten years which expire between November 1999 and December 2009. Certain of the Company's facilities leases contain option provisions which allow for extension of the lease terms. Rent expense was $793,000, $1,079,000 and $1,312,000 in fiscal years 1997, 1998 and 1999, respectively.

     Future minimum lease payments are as follows:

                 YEAR ENDING MARCH 31,
                 ---------------------
     2000...............................................  $ 1,465,000
     2001...............................................    2,294,000
     2002...............................................    2,294,000
     2003...............................................    2,294,000
     2004...............................................    2,294,000
     Thereafter.........................................   12,999,000
                                                          -----------
                                                          $23,640,000
                                                          ===========

NOTE 12 -- CONTINGENCIES

     The Company is currently a party to various government and commercial contracts which require the Company to meet performance covenants and project milestones. Under the terms of these contracts, failure by the Company to meet such performance covenants and milestones permit the other party to terminate the contract and, under certain circumstances, recover liquidated damages or other penalties. The Company is currently not in compliance (or in the past was not in compliance) with the performance or milestone requirements of certain of these contracts. Historically, the Company's customers have not elected to terminate such contracts or seek liquidated damages from the Company and management does not believe that its existing customers will do so; therefore, the Company has not accrued for any potential liquidated damages or penalties.

NOTE 13 -- SUBSEQUENT EVENT

     From time to time, the Company issues standby letters of credit for its customers. At April 1999, the Company has secured these letters of credit with a $1,000,000 time certificate of deposit with the Company's bank.

                                  VIASAT, INC.

                            CONDENSED BALANCE SHEET
                                  (UNAUDITED)

                                                                 AS OF
                                                              DECEMBER 31,
                                                                  1999
                                                              ------------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $16,584,000
  Short-term investments....................................    2,575,000
  Accounts receivable.......................................   22,331,000
  Inventory.................................................    3,189,000
  Deferred income taxes.....................................    2,143,000
  Other current assets......................................      457,000
                                                              -----------
     Total current assets...................................   47,279,000
Property and equipment, net.................................    7,011,000
Other assets................................................      883,000
                                                              -----------
     Total assets...........................................  $55,173,000
                                                              ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $ 4,119,000
  Accrued liabilities.......................................    5,334,000
  Current portion of notes payable..........................      997,000
                                                              -----------
     Total current liabilities..............................   10,450,000
                                                              -----------
Notes payable...............................................      504,000
Other liabilities...........................................    1,126,000
                                                              -----------
     Total long-term liabilities............................    1,630,000
                                                              -----------
Contingencies (Note 6)
Stockholders' equity:
  Common stock..............................................        1,000
  Paid in capital...........................................   18,319,000
  Retained earnings.........................................   24,773,000
                                                              -----------
     Total stockholders' equity.............................   43,093,000
                                                              -----------
       Total liabilities and stockholders' equity...........  $55,173,000
                                                              ===========

           See accompanying notes to condensed financial statements.

                                  VIASAT, INC.

                         CONDENSED STATEMENT OF INCOME
                                  (UNAUDITED)

                                                 THREE MONTHS ENDED           NINE MONTHS ENDED
                                                    DECEMBER 31,                DECEMBER 31,
                                              -------------------------   -------------------------
                                                 1998          1999          1998          1999
                                              -----------   -----------   -----------   -----------
Revenues....................................  $18,928,000   $18,041,000   $53,269,000   $52,093,000
Cost of revenues............................   12,401,000    10,493,000    33,461,000    29,760,000
                                              -----------   -----------   -----------   -----------
  Gross profit..............................    6,527,000     7,548,000    19,808,000    22,333,000
Operating expenses:
  Selling, general and administrative.......    2,371,000     2,845,000     7,246,000     8,226,000
  Independent research and development......    1,671,000     2,087,000     5,773,000     5,967,000
                                              -----------   -----------   -----------   -----------
Income from operations......................    2,485,000     2,616,000     6,789,000     8,140,000
Other income (expense):
  Interest income...........................      185,000       283,000       593,000       762,000
  Interest expense..........................      (63,000)      (37,000)     (199,000)     (126,000)
                                              -----------   -----------   -----------   -----------
Income before income taxes..................    2,607,000     2,862,000     7,183,000     8,776,000
Provision for income taxes..................      950,000       855,000     2,760,000     3,160,000
                                              -----------   -----------   -----------   -----------
Net income..................................  $ 1,657,000   $ 2,007,000   $ 4,423,000   $ 5,616,000
                                              ===========   ===========   ===========   ===========
Basic net income per share..................  $       .21   $       .25   $       .56   $       .69
                                              ===========   ===========   ===========   ===========
Diluted net income per share................  $       .20   $       .23   $       .54   $       .66
                                              ===========   ===========   ===========   ===========
Shares used in basic net income per share
  computation...............................    7,987,508     8,113,466     7,960,529     8,094,281
                                              ===========   ===========   ===========   ===========
Shares used in diluted net income per share
  computation...............................    8,153,782     8,706,955     8,190,970     8,490,786
                                              ===========   ===========   ===========   ===========

           See accompanying notes to condensed financial statements.

                                  VIASAT, INC.

                       CONDENSED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                                                  NINE MONTHS ENDED
                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1998           1999
                                                              -----------    -----------
Cash flows from operating activities:
  Net income................................................  $ 4,423,000    $ 5,616,000
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................    2,045,000      2,531,000
     Deferred taxes.........................................     (379,000)       424,000
     Tax benefit from exercise of stock options.............       82,000         68,000
  Increase (decrease) in cash resulting from changes in:
     Accounts receivable....................................      728,000     (6,155,000)
     Inventory..............................................      578,000       (664,000)
     Other assets...........................................      179,000        (15,000)
     Accounts payable.......................................     (152,000)       365,000
     Accrued liabilities....................................      840,000       (693,000)
     Other liabilities......................................       83,000        200,000
                                                              -----------    -----------
     Net cash provided by operating activities..............    8,427,000      1,677,000
                                                              -----------    -----------
Cash flows from investing activities:
  Purchases and sales of short-term investments, net........   (6,592,000)    12,213,000
  Purchases of property and equipment.......................   (2,079,000)    (2,912,000)
                                                              -----------    -----------
     Net cash (used in) provided by investing activities....   (8,671,000)     9,301,000
                                                              -----------    -----------
Cash flows from financing activities:
  Proceeds from issuance of notes payable...................    1,092,000             --
  Repayment of notes payable................................     (877,000)      (961,000)
  Proceeds from issuance of common stock....................      574,000        562,000
                                                              -----------    -----------
     Net cash provided by (used in) financing activities....      789,000       (399,000)
                                                              -----------    -----------
Net increase in cash and cash equivalents...................      545,000     10,579,000
Cash and cash equivalents at beginning of period............    3,290,000      6,005,000
                                                              -----------    -----------
Cash and cash equivalents at end of period..................  $ 3,835,000    $16,584,000
                                                              ===========    ===========
Supplemental information:
     Cash paid for interest.................................  $   199,000    $   126,000
                                                              ===========    ===========
     Cash paid for income taxes.............................  $ 2,668,000    $ 3,347,000
                                                              ===========    ===========

           See accompanying notes to condensed financial statements.

                                  VIASAT, INC.

                  CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY
                                  (UNAUDITED)

                                                 COMMON STOCK
                                              -------------------
                                              NUMBER OF                PAID IN       RETAINED
                                               SHARES      AMOUNT      CAPITAL       EARNINGS
                                              ---------    ------    -----------    -----------
Balance at March 31, 1999...................  8,034,204    $1,000    $17,689,000    $19,157,000
  Exercise of stock options.................     70,863                  316,000
  Issuance of shares for Employee Stock
     Purchase Plan..........................     48,177                  246,000
  Tax benefit from exercise of stock
     options................................                              68,000
  Net income................................                                          5,616,000
                                              ---------    ------    -----------    -----------
Balance at December 31, 1999................  8,153,244    $1,000    $18,319,000    $24,773,000
                                              =========    ======    ===========    ===========

           See accompanying notes to condensed financial statements.

                                  VIASAT, INC.

              NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 -- BASIS OF PRESENTATION

     The accompanying condensed balance sheet as of December 31, 1999, the condensed statements of income for the three and nine month periods ended December 31, 1998 and 1999, the condensed statement of cash flows for the nine month periods ended December 31, 1998 and 1999, and the condensed statement of stockholders' equity for the nine months ended December 31, 1999 have been prepared by ViaSat, Inc. (the "Company"), and have not been audited. These financial statements, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position, results of operations and cash flows for all periods presented. These financial statements should be read in conjunction with the financial statements and notes thereto for the year ended March 31, 1999 included in the Company's 1999 Annual Report on Form 10-K. Interim operating results are not necessarily indicative of operating results for the full year.

NOTE 2 -- MANAGEMENT ESTIMATES AND ASSUMPTIONS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information, and actual results could differ from those estimates.

NOTE 3 -- REVENUE RECOGNITION

     The majority of the Company's revenues are derived from services performed for the United States Government and its prime contractors under a variety of contracts including cost-plus-fixed fee, fixed-price, and time and materials type contracts. Generally, revenues are recognized as services are performed using the percentage of completion method, measured primarily by costs incurred to date compared with total estimated costs at completion or based on the number of units delivered. The Company provides for anticipated losses on contracts by a charge to income during the period in which they are first identified.

     Contract costs, including indirect costs, are subject to audit and negotiations with Government representatives. These audits have been completed and agreed upon through fiscal year 1996. Contract revenues and accounts receivable are stated at amounts which are expected to be realized upon final settlement.

NOTE 4 -- EARNINGS PER SHARE

     Common stock equivalents of 166,274 and 593,489 shares for the three months ended December 31, 1998 and 1999, respectively, and 230,441 and 396,505 for the nine months ended December 31, 1998 and 1999, respectively, were used to calculate diluted earnings per share. Antidilutive shares excluded from the calculation were 515,381 and zero shares for the three months ended December 31, 1998 and 1999, respectively. Antidilutive shares excluded from the calculation were 216,642 and 10,520 shares for the nine months ended December 31, 1998 and 1999, respectively. Common stock equivalents are primarily comprised of options granted under the Company's stock option plan. There are no reconciling items in calculating the numerator for basic and diluted earnings per share for any of the periods presented.

                                  VIASAT, INC.

NOTE 5 -- COMPOSITION OF CERTAIN BALANCE SHEET CAPTIONS

                                                                 AS OF
                                                              DECEMBER 31,
                                                                  1999
                                                              ------------
                                                              (UNAUDITED)
Accounts receivable:
  Billed....................................................  $12,185,000
  Unbilled..................................................   10,146,000
                                                              -----------
                                                              $22,331,000
                                                              ===========
Inventory:
  Raw materials.............................................  $ 1,580,000
  Work in process...........................................    1,351,000
  Finished goods............................................      258,000
                                                              -----------
                                                              $ 3,189,000
                                                              ===========
Accrued liabilities:
  Current portion of warranty reserve.......................  $   836,000
  Accrued vacation..........................................    1,228,000
  Accrued bonus.............................................      754,000
  Accrued 401(k) matching contribution......................      728,000
  Income taxes payable......................................      (56,000)
  Collections in excess of revenues.........................    1,196,000
  Other.....................................................      648,000
                                                              -----------
                                                              $ 5,334,000
                                                              ===========

NOTE 6 -- CONTINGENCIES

     The Company is currently a party to various government and commercial contracts which require the Company to meet performance covenants and project milestones. Under the terms of these contracts, failure by the Company to meet such performance covenants and milestones permit the other party to terminate the contract and, under certain circumstances, recover liquidated damages or other penalties. The Company is currently not in compliance, or in the past was not in compliance, with the performance or milestone requirements of certain of these contracts. Historically, the Company's customers have not elected to terminate such contracts or seek liquidated damages from the Company and management does not believe that its existing customers will do so; therefore, the Company has not accrued for any potential liquidated damages or penalties.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of ViaSat, Inc.

     In our opinion, the accompanying balance sheets and the related statements of operations, and of cash flows present fairly, in all material respects, the financial position of the Satellite Networks Business Unit, a business unit of Scientific-Atlanta, Inc. at June 26, 1998 and July 2, 1999, and the results of its operations and its cash flows for each of the three years in the period ended July 2, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                      PRICEWATERHOUSECOOPERS LLP

Atlanta, Georgia
March 2, 2000

                        SATELLITE NETWORKS BUSINESS UNIT
                 (A BUSINESS UNIT OF SCIENTIFIC-ATLANTA, INC.)

                                 BALANCE SHEET

                                                           JUNE 26,    JULY 2,     DECEMBER 31,
                                                             1998        1999          1999
                                                           --------    --------    ------------
                                                                                   (UNAUDITED)
                                                                      (IN THOUSANDS)
ASSETS

Current Assets:
Accounts receivable, less allowance for doubtful accounts
  of $440 at June 26, 1998, $439 at July 2, 1999 and $441
  at December 31, 1999...................................  $ 33,016    $ 37,919      $ 33,610
Inventory................................................    23,482      19,244        18,675
                                                           --------    --------      --------
     Total current assets................................    56,498      57,163        52,285
                                                           --------    --------      --------
Property and equipment, at cost..........................    32,664      35,962        36,553
  Less accumulated depreciation..........................   (21,896)    (21,141)      (23,927)
                                                           --------    --------      --------
                                                             10,768      14,821        12,626
                                                           --------    --------      --------
Patents, net of accumulated amortization of $166 at June
  26, 1998, $181 at July 2, 1999 and $195 at December 31,
  1999...................................................       235         239           235
                                                           --------    --------      --------
     Total assets........................................  $ 67,501    $ 72,223      $ 65,146
                                                           ========    ========      ========

LIABILITIES AND BUSINESS UNIT EQUITY

Current Liabilities:
Accounts payable.........................................  $  8,790    $  9,297      $  8,845
Accrued liabilities......................................     6,839       4,269         2,858
Customer deposits........................................     1,432       6,142         6,755
                                                           --------    --------      --------
     Total current liabilities...........................    17,061      19,708        18,458
Other liabilities........................................     2,949       2,194         2,015
                                                           --------    --------      --------
     Total liabilities...................................    20,010      21,902        20,473
Contingencies (Note 8)
Business unit equity.....................................    47,491      50,321        44,673
                                                           --------    --------      --------
Liabilities and business unit equity.....................  $ 67,501    $ 72,223      $ 65,146
                                                           ========    ========      ========

                See accompanying notes to financial statements.

                        SATELLITE NETWORKS BUSINESS UNIT
                 (A BUSINESS UNIT OF SCIENTIFIC-ATLANTA, INC.)

                            STATEMENT OF OPERATIONS
       FOR THE YEARS ENDED JUNE 27, 1997, JUNE 26, 1998 AND JULY 2, 1999

                                                               1997        1998        1999
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
Revenues...................................................  $141,736    $135,338    $ 94,891
Cost of revenues...........................................   102,763     110,947      87,863
                                                             --------    --------    --------
  Gross profit.............................................    38,973      24,391       7,028
Operating expenses:
  Selling and administrative...............................    26,468      25,181      18,179
  Research and development.................................    10,151      10,580       8,451
  Restructuring charges....................................        --       3,407          --
                                                             --------    --------    --------
     Total operating expenses..............................    36,619      39,168      26,630
                                                             --------    --------    --------
Income (loss) before income taxes..........................     2,354     (14,777)    (19,602)
Provision (benefit) for income taxes.......................       706      (4,455)         --
                                                             --------    --------    --------
Net income (loss)..........................................  $  1,648    $(10,322)   $(19,602)
                                                             ========    ========    ========

              See accompanying notes to the financial statements.

                        SATELLITE NETWORKS BUSINESS UNIT
                 (A BUSINESS UNIT OF SCIENTIFIC-ATLANTA, INC.)

                            STATEMENT OF OPERATIONS
              FOR THE SIX MONTH PERIODS ENDED JANUARY 1, 1999 AND
                               DECEMBER 31, 1999
                                  (UNAUDITED)

                                                                   SIX MONTHS ENDED
                                                              --------------------------
                                                              JANUARY 1,    DECEMBER 31,
                                                                 1999           1999
                                                              ----------    ------------
                                                                    (IN THOUSANDS)
Revenues....................................................   $ 48,472       $42,440
Cost of revenues............................................     47,926        35,833
                                                               --------       -------
  Gross profit..............................................        546         6,607
Operating expenses:
  Sales and administrative..................................     10,724         6,588
  Research and development..................................      5,077         2,938
  Restructuring charges.....................................         --            --
                                                               --------       -------
     Total operating expenses...............................     15,801         9,526
                                                               --------       -------
Net loss....................................................   $(15,255)      $(2,919)
                                                               ========       =======

                See accompanying notes to financial statements.

                        SATELLITE NETWORKS BUSINESS UNIT
                 (A BUSINESS UNIT OF SCIENTIFIC-ATLANTA, INC.)

                            STATEMENT OF CASH FLOWS
       FOR THE YEARS ENDED JUNE 27, 1997, JUNE 26, 1998 AND JULY 2, 1999

                                                               1997        1998        1999
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss)........................................  $  1,648    $(10,322)   $(19,602)
                                                             --------    --------    --------
     Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization.......................       803       1,510       2,741
       Bad debt expense....................................       121         109          33
       Changes in operating assets and liabilities:
       Accounts receivable.................................    24,906      14,886      (4,936)
       Inventories.........................................    (1,583)     16,017       4,238
       Patents.............................................                   (58)        (19)
       Accounts payable and accrued liabilities............   (10,771)    (14,976)      2,647
       Other liabilities...................................     2,342         607        (755)
                                                             --------    --------    --------
          Net cash provided by (used in) operating
            activities.....................................    17,466       7,773     (15,653)
                                                             --------    --------    --------
Cash flows from investing activities:
  Purchases of property and equipment......................    (4,577)     (3,494)     (9,198)
                                                             --------    --------    --------
Cash flows from financing activities:
  Advances (to) from parent................................   (12,889)     (4,279)     24,851
                                                             --------    --------    --------
Change in cash and cash equivalents........................        --          --          --
Cash and cash equivalents at beginning of year.............        --          --          --
                                                             --------    --------    --------
Cash and cash equivalents at end of year...................  $     --    $     --    $     --
                                                             ========    ========    ========

                See accompanying notes to financial statements.

                        SATELLITE NETWORKS BUSINESS UNIT
                 (A BUSINESS UNIT OF SCIENTIFIC-ATLANTA, INC.)

                            STATEMENT OF CASH FLOWS
     FOR THE SIX MONTH PERIODS ENDED JANUARY 1, 1999 AND DECEMBER 31, 1999
                                  (UNAUDITED)

                                                              JANUARY 1,    DECEMBER 31,
                                                                 1999           1999
                                                              ----------    ------------
                                                                    (IN THOUSANDS)
Cash flows from operating activities:
  Net loss..................................................   $(15,255)      $(2,919)
                                                               --------       -------
     Adjustments to reconcile net loss to net cash provided
      by (used in) operating activities:
       Depreciation and amortization........................      2,184         3,122
       Bad debt expense.....................................         56           (24)
       Changes in operating assets and liabilities:
       Accounts receivable..................................      1,295         4,333
       Inventories..........................................     (1,530)          569
       Patents..............................................        (34)           (9)
       Accounts payable and accrued liabilities.............         78        (1,250)
       Other liabilities....................................       (558)         (179)
                                                               --------       -------
          Net cash (used in) provided by operating
            activities......................................    (13,764)        3,643
                                                               --------       -------
Cash flows from investing activities:
  Purchases of property and equipment.......................     (1,754)         (949)
                                                               --------       -------
Cash flows from financing activities:
  Advances from (to) parent.................................     15,518        (2,694)
                                                               --------       -------
Change in cash and cash equivalents.........................         --            --
Cash and cash equivalents at beginning of year..............         --            --
                                                               --------       -------
Cash and cash equivalents at end of year....................   $     --       $    --
                                                               ========       =======

                See accompanying notes to financial statements.

                        SATELLITE NETWORKS BUSINESS UNIT
                 (A BUSINESS UNIT OF SCIENTIFIC-ATLANTA, INC.)

                         NOTES TO FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

     The Satellite Networks Business Unit (the "Company") is an operating business unit of Scientific-Atlanta, Inc. ("SA" or the "Parent"). The Company is not a separate legal entity and, accordingly, has no authorized or outstanding capital stock. The Company manufactures products for broad satellite network gateways, data transactions, telephony, mobile asset tracking, automated meter reading, remote monitoring, and space imaging and operates satellite network operations centers for customers globally.

BASIS OF PRESENTATION

     These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") and present the financial position and results of operations of the Company as defined above. The results of operations include direct charges for expenses, such as facilities and telephone and data line charges, and indirect charges for other common expenses and corporate expenses. Common expenses include, but are not limited to, shared assembly and manufacturing facilities and functional services, such as purchasing, human resources, financial services, and legal services. These common expenses are charged to the business unit based on actual usage or based on the ratio of the business unit's net operating expenses to SA consolidated domestic net operating expenses. Corporate expenses which include head office expense such as corporate human resources, corporate finance, investor relations and other similar expenses are allocated to business units based on the ratio of the business unit's sales to SA consolidated domestic sales. Corporate expense allocated to the Company totaled $4,936, $4,545 and $3,749 for the years ended June 27, 1997, June 26, 1998 and July 2, 1999, respectively, and are primarily included in sales and administrative expenses in the accompanying financial statements. Management believes that the charges and allocations are based on practical and reasonable methods. However, these financial statements are not necessarily indicative of the results of operations that would have occurred if the Satellite Networks Business Unit had been an independent company.

     SA provides a centralized cash management function; accordingly, the Company does not maintain separate cash accounts, and its cash disbursements and collections are settled by SA. Amounts owed to SA by the Company have been included as a component of business unit equity as these advances do not have any scheduled maturity dates and are not expected to be settled upon the sale of the Company by SA (Note 12).

FISCAL YEAR-END

     The Company's fiscal year ends on the Friday closest to June 30 of each year. Fiscal year ends are as follows:

    1997:    June 27, 1997
    1998:    June 26, 1998
    1999:    July 2, 1999

The fiscal year ended July 2, 1999 includes fifty-three weeks.

USE OF ESTIMATES

     The preparation of the accompanying financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of

                        SATELLITE NETWORKS BUSINESS UNIT
                 (A BUSINESS UNIT OF SCIENTIFIC-ATLANTA, INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                 (IN THOUSANDS)

revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates made by management primarily relate to receivable and inventory reserves, estimated costs to complete long-term contracts and certain accrued liabilities, principally relating to warranty and service provisions, restructuring reserves, compensation and taxes.

REVENUE RECOGNITION

     Revenue is recognized under American Institute of Certified Public Accountants ("AICPA") Statement of Position No. 81-1 using the percentage-of-completion accounting method based on contract costs incurred to date or delivery of units produced. Losses, if any, are recorded when determinable. Unbilled receivables consist of costs incurred and estimated accrued profits not billed under these contracts and are included in accounts receivables. Unbilled receivables were $8,023 at June 26, 1998 and $12,259 at July 2, 1999. It is anticipated that substantially all such amounts will be collected within one year.

RESEARCH AND DEVELOPMENT EXPENDITURES

     Research and development costs are expensed as incurred.

INVENTORY

     Inventories are stated at the lower of cost (first-in, first-out) or market. Cost includes spare parts, materials, direct labor, and manufacturing overhead. Market is defined principally as net realizable value. Inventories include purchased and manufactured components in various stages of assembly.

PROPERTY AND EQUIPMENT

     Property, plant and equipment are recorded at costs. Depreciation is provided using principally the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Maintenance and repairs are charged to expense as incurred. Renewals and betterments are capitalized. The cost and accumulated depreciation of property retired or otherwise disposed of are removed from the respective accounts, and the gains or losses thereon are included in the statement of earnings.

INTANGIBLE ASSETS

     Intangible assets consist of patents developed in the Company's business. Amortization for these intangibles is provided on a straight-line basis over the estimated useful life of the related asset, which is generally 17 years. The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets.

WARRANTY COSTS

     The Company accrues warranty costs at the time of sale.

INCOME TAXES

     The Company has applied the asset and liability approach to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", for financial reporting purposes. The Company accounts for certain items of income and expense in different time periods for financial reporting and income tax purposes. Provisions for deferred income taxes are made in recognition of such temporary

                        SATELLITE NETWORKS BUSINESS UNIT
                 (A BUSINESS UNIT OF SCIENTIFIC-ATLANTA, INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                 (IN THOUSANDS)

differences, where applicable. A valuation allowance is established against deferred tax assets unless the Company believes it is more likely than not that the benefit will be realized.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The recorded values of accounts receivable and accounts payable approximate their fair values principally because of the short-term maturities of these instruments.

BUSINESS UNIT EQUITY

     Business unit equity includes accumulated retained earnings and capital contributions by SA.

UNAUDITED INFORMATION

     The interim financial information as of and for the six months ended January 1, 1999 and December 31, 1999 is unaudited. However, in the opinion of management, such information has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the periods presented. The interim results, however, are not necessarily indicative of results for any future period.

 2. INVENTORY

     At June 26, 1998 and July 2, 1999, inventory consisted of the following:

                                                            1998       1999
                                                           -------    -------
Raw materials and work-in-process........................  $16,755    $14,772
Finished goods...........................................    6,727      4,472
                                                           -------    -------
          Total inventory................................  $23,482    $19,244
                                                           =======    =======

     At June 26, 1998, the Company reduced inventory by $11,451 related to excess and obsolete inventory in conjunction with the consolidation of manufacturing operations and the discontinuance of certain product models.

 3. PROPERTY AND EQUIPMENT

     At June 26, 1998 and July 2, 1999, property and equipment consisted of the following:

                                                            1998       1999
                                                           -------    -------
Machinery and equipment..................................  $25,876    $29,791
Computer and office equipment............................    6,788      6,171
                                                           -------    -------
                                                            32,664     35,962
Less: Accumulated depreciation...........................  (21,896)   (21,141)
                                                           -------    -------
Property and equipment, net..............................  $10,768    $14,821
                                                           =======    =======

     Depreciation expense was $803, $1,470 and $2,726 for the years ended June 27, 1997, June 26, 1998 and July 2, 1999, respectively.

                        SATELLITE NETWORKS BUSINESS UNIT
                 (A BUSINESS UNIT OF SCIENTIFIC-ATLANTA, INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                 (IN THOUSANDS)

 4. ACCRUED LIABILITIES

     Accrued liabilities consisted of the following at June 26, 1998 and July 2, 1999:

                                                              1998      1999
                                                             ------    ------
Warranty and service.......................................  $  273    $  728
Restructuring reserves.....................................   1,859        --
Common liabilities.........................................   4,707     3,541
                                                             ------    ------
                                                             $6,839    $4,269
                                                             ======    ======

     Common liabilities consist primarily of accruals for compensation and employee benefits such as vacation, health and disability insurance, and retirement plans. These programs are managed by SA with the related costs charged to the business units, as described in Note 1, on a companywide basis for domestic employees. These liabilities are determined on an SA consolidated basis and not specifically identifiable to a business unit. Business units are supported by shared factories and functional services, such as purchasing, human resources, financial services, and legal services. Common liabilities have been allocated based on a ratio of the Company's sales to total sales of SA. Given the nature of these accruals the allocation based on sales is appropriate as it results in the an estimate of costs that include both employees specifically identified to the Company as well as other employees of SA which provide shared manufacturing, common and corporate services to the Company. Management has determined that such allocation is a practical and reasonable method.

 5. OTHER LIABILITIES

     Other liabilities consist of common liabilities for accrued benefits and retirement plans and are allocated using the methodology described in Note 4. SA has a defined benefit pension plan covering substantially all of its domestic employees, including those of the Company. The benefits are based upon the employees' years of service, age and compensation. In addition to providing pension benefits, the Company has contributory plans that provide certain health care and life insurance benefits to eligible retired employees, including those of the Company. Other liabilities includes $1,121 (excluding $54 in current accrued liabilities) at June 26, 1998 and $1,062 (excluding $35 in current accrued liabilities) at July 2, 1999 allocated to the Company related to this plan. Other liabilities also includes $1,642 (excluding $150 in current liabilities) at June 26, 1998 and $1,020 (excluding $82 in current accrued liabilities) at July 2, 1999 allocated to the Company related to other postretirement liabilities.

 6. RESTRUCTURING CHARGES

     During fiscal year 1998, the Company announced that it would implement a restructuring and consolidation of certain operations for reduced cost, improved efficiency and better customer service. The Melbourne, Florida satellite services Network Operations Center and research and development facility were relocated to Norcross, Georgia. The Satellite Networks and Communications and Tracking Systems business units combined in fiscal year 1999 to capitalize on the combined resources provided by concentrated capabilities in networks, research and development, marketing and sales, and customer program management and services.

     The Company recorded restructuring charges of $3,407 which included $1,474 of severance costs for approximately 100 employees, $1,548 for the impairment of an intangible asset and $385 of other miscellaneous expenses. As of July 2, 1999, benefits paid and charged against the liability for severance totaled $1,474, and approximately 104 employees have been terminated.

                        SATELLITE NETWORKS BUSINESS UNIT
                 (A BUSINESS UNIT OF SCIENTIFIC-ATLANTA, INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                 (IN THOUSANDS)

     The following reconciles the beginning restructuring charge to the liability at the end of fiscal years 1998 and 1999:

                                               ASSET
                                             IMPAIRMENT    SEVERANCE    OTHER    TOTAL
                                             ----------    ---------    -----    ------
Restructuring charge.......................    $1,548       $1,474      $385     $3,407
Assets written off.........................    (1,548)          --        --     (1,548)
                                               ------       ------      ----     ------
Balance at June 28, 1998...................        --        1,474       385      1,859
Charges to the reserve.....................        --       (1,474)     (385)    (1,859)
                                               ------       ------      ----     ------
Balance at July 2, 1999....................    $   --       $   --      $ --     $   --
                                               ======       ======      ====     ======

 7. INCOME TAXES

     For the years ended June 27, 1997, June 26, 1998 and July 2, 1999, the Company's results were included in the federal and state income tax returns of SA. For the purpose of these financial statements, the income tax provision has been determined on a basis as if the Company were a separate taxpayer. The Company recorded an income tax (provision)/benefit of $(706), $4,455 and $0 for the years ended June 27, 1997, June 26, 1998 and, July 2, 1999 respectively. The Company's income tax benefit recorded in fiscal 1998 is the result of utilizing net operating losses to carry back against prior year income taxes. The Company was unable to carryback any of its fiscal 1999 net operating losses as prior years' pre-tax income within the carryback period was offset by the fiscal 1998 net operating losses. Due to the losses incurred by the Company over the past two years, the remaining net deferred tax asset resulting from temporary differences is not considered probable of realization and therefore is offset in all periods presented by a valuation allowance.

     The Company's effective tax rate differs from the federal statutory tax rate in fiscal years 1997 and 1998 primarily due to research and development tax credits and export incentives. The Company's effective tax rate differs from the federal statutory tax rate (35%) in fiscal year 1999 primarily as a result of the recording of a deferred tax asset valuation allowance.

 8. CONTINGENCIES

     The Company is a party to various legal proceedings arising in the ordinary course of business. In management's opinion, the outcome of these proceedings will not have a material adverse effect on the Company's financial position or results of operations and cash flows.

                        SATELLITE NETWORKS BUSINESS UNIT
                 (A BUSINESS UNIT OF SCIENTIFIC-ATLANTA, INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                 (IN THOUSANDS)

 9. BUSINESS UNIT EQUITY

     The following details the Company's changes in business unit equity:

                                                               BUSINESS
                                                              UNIT EQUITY
                                                              -----------
Balance June 30, 1996.......................................   $ 73,976
  Net income................................................      1,648
  Net transfers to parent...................................    (13,350)
                                                               --------
Balance June 27, 1997.......................................     62,274
  Net loss..................................................    (10,322)
  Net transfers to parent...................................     (4,461)
                                                               --------
Balance June 26, 1998.......................................     47,491
  Net loss..................................................    (19,602)
  Net transfers from parent.................................     22,432
                                                               --------
Balance July 2, 1999........................................     50,321
  Net loss..................................................     (2,919)
  Net transfers to parent...................................     (2,729)
                                                               --------
Balance December 31, 1999 (unaudited).......................   $ 44,673
                                                               ========

10. SEGMENT INFORMATION

     SA adopted Statement of Financial Accounting Standards ("SFAS No. 131"), "Disclosures About Segments of an Enterprise and Related Information," during fiscal year 1999, and as such, the requirements set forth in SFAS No. 131 apply to the Company. SFAS No. 131 establishes standards for reporting information about operating segments in financial statements and requires selected information about operating segments in interim financial reports. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     The Company operates in one segment that consists of satellite network products and services. The Company had revenue from one customer that was 13% of total revenue in fiscal year 1998 and 12% of total sales in fiscal year 1999. The same customer accounted for 12% of accounts receivable at June 26, 1998 and 13% of accounts receivable at July 2, 1999. No other customer accounted for 10% or more of the Company's total revenue for the three years ended July 2, 1999 nor of accounts receivable as of June 26, 1998 or July 2, 1999, respectively. The Company did not have revenue or long-lived assets in any single foreign country exceeding 10% of total revenue or total long-lived assets in 1998 or 1999.

                        SATELLITE NETWORKS BUSINESS UNIT
                 (A BUSINESS UNIT OF SCIENTIFIC-ATLANTA, INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                 (IN THOUSANDS)

     The following table presents the Company's sales to geographic areas based on the location of the customers:

                                        NORTH     LATIN
                                       AMERICA   AMERICA   EUROPE    ASIA/PACIFIC    TOTAL
                                       -------   -------   -------   ------------   --------
1999
Revenue from external customers......  $47,588   $ 8,694   $24,219     $14,390      $ 94,891
Identifiable assets..................   72,223        --        --          --        72,223
Long-lived tangible assets...........   14,821        --        --          --        14,821
1998
Revenue from external customers......  $56,147   $19,240   $27,250     $32,701      $135,338
Identifiable assets..................   67,501        --        --          --        67,501
Long-lived tangible assets...........   10,768        --        --          --        10,768
1997
Revenue from external customers......  $64,583   $ 5,414   $42,886     $28,853      $141,736
Identifiable assets..................   96,473        --        --          --        96,473
Long-lived tangible assets...........    8,746        --        --          --         8,746

11. SIGNIFICANT RISKS AND UNCERTAINTIES

     The Company's future results and operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, new products, competition, competitive pricing pressures, international sales, the uneven pattern of quarterly sales, management of growth, dependence upon key personnel, manufacturing risks, litigation and changes in regulation.

12. SUBSEQUENT EVENT

     On January 18, 2000, SA signed a definitive agreement to sell the inventory, manufacturing assets, and patents of the Company to ViaSat, Inc. for approximately $75,000. The transaction is subject to various regulatory and other conditions and is expected to close within 120 days. The amount of the purchase price is subject to normal closing adjustments.

     Pursuant to the agreement, certain accounts receivable have been guaranteed by SA to ViaSat, Inc. This amount totaled $6,052 of the Company's accounts receivable balance at July 2, 1999.

[INSIDE BACK COVER]


                              GOVERNMENT BUSINESS

     From core expertise in on-demand satellite communications for the U.S.
         Department of Defense, we are building a complementary group of products. Additionally, we continue to explore emerging communications technologies and markets.

[Each of the following pictures is connected by dotted lines.]

                                                          [Picture of fighter
                                                          pilot in cockpit]
                                                          Link-16 and MIDS
                                                          The information
                                                          gathered in the
                                                          battlefield must be
                                                          integrated and
                                                          distributed to the
                                                          warfighter

[Picture of fighter aircraft]
Communications Simulation and Test
With more advanced communications
comes the need to test and evaluate
these complex systems


                           [Picture of U.S. Pentagon]
                          Defense and Government Users


                                                   [Picture of individual using
                                                   VSAT terminal]
                                                   UHF DAMA
                                                   -Modems, terminals
                                                   and network control
                                                   -Enables government
                                                   satellites to support more
                                                   users

[Picture of training personnel]
Satellite Simulation and Training
Trains users on UHF DAMA without
actual satellites time

                                            [Picture of person inserting key
                                            into lock]
                                            Information Encryption
                                            Opens the public data networks to
                                            those who need to communicate
                                            classified information

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------




                                2,271,500 SHARES


                                  VIASAT LOGO

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                              MERRILL LYNCH & CO.
                                  ING BARINGS
                             C.E. UNTERBERG, TOWBIN
                               CIBC WORLD MARKETS
                       GERARD KLAUER MATTISON & CO., INC.


                                 APRIL 18, 2000


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]



PROSPECTUS



                                2,271,500 SHARES


                                  VIASAT LOGO
                                  COMMON STOCK
                            ------------------------

     ViaSat is selling all of the shares. The international managers are offering 454,300 shares outside the U.S. and Canada and the U.S. underwriters are offering 1,817,200 shares in the U.S. and Canada.



     The shares are quoted on the Nasdaq National Market under the symbol "VSAT." On April 17, 2000, the last sale price of the shares as reported on the Nasdaq National Market was $33 1/16 per share.


     INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 8 OF THIS PROSPECTUS.
                            ------------------------


                                                              PER SHARE                 TOTAL
                                                              ---------                 -----
Public offering price.......................................     $30.00              $68,145,000
Underwriting discount.......................................      $1.65               $3,747,975
Proceeds, before expenses, to ViaSat........................     $28.35              $64,397,025



     The international managers may also purchase up to an additional 68,145 shares from ViaSat at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The U.S. underwriters may similarly purchase up to an additional 272,580 shares from ViaSat.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


     The shares will be ready for delivery on or about April 24, 2000.


                            ------------------------

                          MERRILL LYNCH INTERNATIONAL

ING BARINGS                                               C.E. UNTERBERG, TOWBIN

CIBC WORLD MARKETS                            GERARD KLAUER MATTISON & CO., INC.
                            ------------------------

                 The date of this prospectus is April 18, 2000.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


                                  UNDERWRITING


     We intend to offer the shares outside the U.S. and Canada through the international managers and in the U.S. and Canada through the U.S. underwriters. Merrill Lynch International, ING Barings Limited as agent for ING Bank N.V., London Branch, C.E. Unterberg, Towbin, CIBC World Markets plc and Gerard Klauer Mattison & Co., Inc. are acting as lead managers for the international managers named below. Subject to the terms and conditions described in an international purchase agreement among us and the international managers, and concurrently with the sale of 1,817,200 shares to the U.S. underwriters, we have agreed to sell to the international managers, and the international managers severally have agreed to purchase from us, the number of shares listed opposite their names below.



                                                               NUMBER
                                                              OF SHARES
                   INTERNATIONAL MANAGER                      ---------
              -------------------
Merrill Lynch International.................................   181,720
ING Barings Limited as agent for ING Bank N.V., London
  Branch....................................................   113,575
C.E. Unterberg, Towbin......................................    68,145
CIBC World Markets plc .....................................    68,145
Gerard Klauer Mattison & Co., Inc. .........................    22,715
                                                               -------
              Total.........................................   454,300
                                                               =======



     We have also entered into a U.S. purchase agreement with the U.S. underwriters for sale of the shares in the U.S. and Canada for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, ING Barings LLC, C.E. Unterberg, Towbin, CIBC World Markets Corp. and Gerard Klauer Mattison & Co., Inc. are acting as U.S. representatives. Subject to the terms and conditions in the U.S. purchase agreement, and concurrently with the sale of 454,300 shares to the international managers pursuant to the international purchase agreement, we have agreed to sell to the U.S. underwriters and the U.S. underwriters severally have agreed to purchase 1,817,200 shares from us. The public offering price per share and the total underwriting discount per share are identical under the international purchase agreement and the U.S. purchase agreement.


     The international managers and the U.S. underwriters have agreed to purchase all of the shares sold under the international and U.S. purchase agreements if any of these shares are purchased. If an underwriter defaults, the international and U.S. purchase agreements provide that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the international managers and the U.S. underwriters are conditioned on one another.


     We have agreed to indemnify the international managers and the U.S. underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the international managers and U.S. underwriters may be required to make in respect of those liabilities.


     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

     C.E. Unterberg, Towbin, one of the lead international managers and a representative of the U.S. underwriters, has been engaged as our financial advisor to provide investment banking and advisory services in connection with specific transactions, including rendering a written opinion with respect to the fairness, from a financial point of view, of the consideration to be paid by us in the acquisition of the Satellite Networks Business, for which it is entitled to receive customary fees.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


COMMISSIONS AND DISCOUNTS


     The lead managers have advised us that the international managers propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $1.00 per share. The international managers may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.



     The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the international managers and the U.S. underwriters of their over-allotment options.



                                                    PER SHARE   WITHOUT OPTION   WITH OPTION
                                                    ---------   --------------   -----------
Public offering price.............................   $30.00      $68,145,000     $78,366,750
Underwriting discount.............................    $1.65       $3,747,975      $4,310,171
Proceeds, before expenses, to ViaSat..............   $28.35      $64,397,025     $74,056,579



     The expenses of the offering, not including the underwriting discount, are estimated at $1.0 million and are payable by ViaSat.


OVER-ALLOTMENT OPTION


     We have granted options to the international managers to purchase up to 68,145 additional shares at the public offering price less the underwriting discount. The international managers may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the international managers exercise these options, each international manager will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that international manager's initial amount reflected in the above table.



     We have also granted options to the U.S. underwriters, exercisable for 30 days from the date of this prospectus, to purchase up to 272,580 additional shares to cover any over-allotments on terms similar to those granted to the international managers.


INTERSYNDICATE AGREEMENT

     The international managers and the U.S. underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the international managers and the U.S. underwriters may sell shares to each other for purposes of resale at the public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the international managers and any dealer to whom they sell shares will not offer to sell or sell shares to U.S. or Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement.

NO SALES OF COMMON STOCK OR SIMILAR SECURITIES


     We and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly


     - offer, pledge, sell or contract to sell any common stock,

     - sell any option or contract to purchase any common stock,

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


     - purchase any option or contract to sell any common stock,

     - grant any option, right or warrant for the sale of any common stock,

     - lend or otherwise dispose of or transfer any common stock,

     - request or demand that we file a registration statement related to the common stock, or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

QUOTATION ON THE NASDAQ NATIONAL MARKET

     The shares are quoted on the Nasdaq National Market under the symbol
"VSAT."

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the U.S. representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

     If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the U.S. representatives may reduce that short position by purchasing shares in the open market. The U.S. representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the U.S. representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


UK SELLING RESTRICTIONS

     Each international manager has agreed that

     - it has not offered or sold and will not offer or sell any shares of our common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

     - it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom; and

     - it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of common stock to a person who is of a kind described in
       Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 as amended by the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1997 or is a person to whom such document may otherwise lawfully be issued or passed on.

NO PUBLIC OFFERING OUTSIDE THE UNITED STATES


     No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of our common stock, or the possession, circulation or distribution of this prospectus or any other material relating to our company or shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.


     Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

PASSIVE MARKET MAKING

     In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of our common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------





                                2,271,500 SHARES


                                  VIASAT LOGO

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                          MERRILL LYNCH INTERNATIONAL
                                  ING BARINGS
                             C.E. UNTERBERG, TOWBIN
                               CIBC WORLD MARKETS
                       GERARD KLAUER MATTISON & CO., INC.


                                 APRIL 18, 2000


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION OF VIASAT

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the SEC registration fee and the NASD filing fee. All of these fees are being paid by ViaSat.

Registration fee............................................  $ 55,028
NASD filing fee.............................................    21,334
Blue Sky fees and expenses..................................     5,000
Legal fees and expenses.....................................   250,000
Accounting fees and expenses................................   200,000
Printing and engraving expenses.............................   150,000
Miscellaneous...............................................    18,638
                                                              --------
          Total.............................................  $700,000
                                                              ========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Officers and directors of ViaSat are covered by certain provisions of the Delaware General Corporation Law (the "DGCL"), the charter, the bylaws and insurance policies which serve to limit and, in certain instances, to indemnify them against certain liabilities which they may incur in such capacities. None of these provisions would have retroactive effect for periods before the distribution of ViaSat, and ViaSat is not aware of any claim or proceeding in the last three years, or any threatened claim, which would have been or would be covered by these provisions. These various provisions are described below.

     Elimination of Liability in Certain Circumstances. In June 1986, Delaware enacted legislation which authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. This duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all significant information reasonably available to them. Absent the limitations now authorized by such legislation, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting negligence or gross negligence in the exercise of their duty of care. Although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The charter limits the liability of Directors to ViaSat or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by such legislation. Specifically, the directors of ViaSat will not be personally liable for monetary damages for breach of a director's fiduciary duty as director, except for liability: (1) for any breach of the director's duty of loyalty to ViaSat or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful share repurchases or redemptions as provided in Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit.

     Indemnification and Insurance. As a Delaware corporation, ViaSat has the power, under specified circumstances generally requiring the director or officer to act in good faith and in a manner he reasonably believes to be in or not opposed to ViaSat's best interests, to indemnify its directors and officers in connection with actions, suits or proceedings brought against them by a third party or in the name of ViaSat, by reason of the fact that they were or are such directors or officers, against expenses, judgments, fines and amounts paid in settlement in connection with any such action, suit or proceeding. The bylaws generally provide for mandatory indemnification of ViaSat's directors and officers to the full extent provided by Delaware corporate law. In addition, ViaSat has entered into indemnification agreements with its directors and officers which generally provide for mandatory indemnification under circumstances for which indemnification would otherwise be discretionary under Delaware law.

     ViaSat maintains insurance on behalf of any person who is or was a director or officer of ViaSat, or is or was a director or officer of ViaSat serving at the request of ViaSat as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not ViaSat would have the power or obligation to indemnify him against such liability under the provisions of the bylaws.

ITEM 16. EXHIBITS


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  1.1(3)   Form of Underwriting Agreement.
  2.1(1)   Asset Purchase Agreement, dated January 18, 2000, between
           ViaSat and Scientific-Atlanta.
  3.1(2)   Amended and Restated Certificate of Incorporation.
  3.2(2)   Bylaws.
  4.1(2)   Form of Common Stock Certificate.
  5.1(3)   Opinion of Latham & Watkins.
 23.1*     Consent of PricewaterhouseCoopers LLP, independent
           accountants, with respect to ViaSat financial statements.
 23.2*     Consent of PricewaterhouseCoopers LLP, independent
           accountants, with respect to the Satellite Networks Business financial statements.
 23.3(3)   Consent of Latham & Watkins. Reference is made to Exhibit
           5.1.
 24.1(3)   Power of Attorney.


---------------
 *  Filed herewith.

(1) Incorporated by reference to ViaSat's Current Report on Form 8-K filed with the SEC on January 19, 2000.

(2) Incorporated by reference to ViaSat's Registration Statement on Form S-1 filed with the SEC on October 1, 1996 (File No. 333-13183), as amended by Amendment No. 1 filed with the SEC on November 5, 1996, Amendment No. 2 filed with the SEC on November 20, 1996, and Amendment No. 3 filed with the SEC on November 22, 1996.

(3) Previously filed.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant under provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed part of this registration statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at such time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Under the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, County of San Diego, State of California, on April 17, 2000.


                                          VIASAT, INC.

                                          By: /s/   MARK D. DANKBERG
                                            ------------------------------------
                                                      Mark D. Dankberg
                                               Chairman, President and Chief
                                                      Executive Officer


     Under the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----

                /s/ MARK D. DANKBERG                    Chairman, President and Chief   April 17, 2000
-----------------------------------------------------         Executive Officer
                  Mark D. Dankberg

              /s/ RICHARD A. BALDRIDGE*                   Vice President and Chief      April 17, 2000
-----------------------------------------------------         Financial Officer
                Richard A. Baldridge

                /s/ JAMES F. BUNKER*                              Director              April 17, 2000
-----------------------------------------------------
                   James F. Bunker

               /s/ ROBERT W. JOHNSON*                             Director              April 17, 2000
-----------------------------------------------------
                  Robert W. Johnson

                  /s/ B. ALLEN LAY*                               Director              April 17, 2000
-----------------------------------------------------
                    B. Allen Lay

                /s/ JEFFREY M. NASH*                              Director              April 17, 2000
-----------------------------------------------------
                   Jeffrey M. Nash

                /s/ WILLIAM A. OWENS*                             Director              April 17, 2000
-----------------------------------------------------
                  William A. Owens

              *By: /s/ MARK D. DANKBERG
  ------------------------------------------------
                  Mark D. Dankberg
                  Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  1.1(3)   Form of Underwriting Agreement.
  2.1(1)   Asset Purchase Agreement, dated January 18, 2000, between
           ViaSat and Scientific-Atlanta.
  3.1(2)   Amended and Restated Certificate of Incorporation.
  3.2(2)   Bylaws.
  4.1(2)   Form of Common Stock Certificate.
  5.1(3)   Opinion of Latham & Watkins.
 23.1*     Consent of PricewaterhouseCoopers LLP, independent
           accountants, with respect to ViaSat financial statements.
 23.2*     Consent of PricewaterhouseCoopers LLP, independent
           accountants, with respect to the Satellite Networks Business financial statements.
 23.3(3)   Consent of Latham & Watkins. Reference is made to Exhibit
           5.1.
 24.1(3)   Power of Attorney.


---------------
 *  Filed herewith.

(1) Incorporated by reference to ViaSat's Current Report on Form 8-K filed with the SEC on January 19, 2000.

(2) Incorporated by reference to ViaSat's Registration Statement on Form S-1 filed with the SEC on October 1, 1996 (File No. 333-13183), as amended by Amendment No. 1 filed with the SEC on November 5, 1996, Amendment No. 2 filed with the SEC on November 20, 1996, and Amendment No. 3 filed with the SEC on November 22, 1996.

(3) Previously filed.